

2007 Annual Report

Moving Forward



integrys™

Contents



integrys
Public Service
Wisconsin Public Service
UPPCO
MICHIGAN GAS UTILITIES
integrys energy services
WPS Investments, LLC
PEOPLES GAS. NATURAL GAS DELIVERY
NORTH SHORE GAS. NATURAL GAS DELIVERY
MINNESOTA ENERGY RESOURCES
integrys
ATC AMERICAN TRANSMISSION COMPANY*

* WPS Investments owned 34.5% of American Transmission Company, LLC at December 31, 2007.

Pictured on front cover
Top: Peoples Gas Senior Service Specialists Latonya Morsby *(left)* and Clarence Perteet *(center)* and Crew Leader James Garcia *(right)* work in a North Chicago neighborhood.
Bottom: Wisconsin Public Service Corporation Line Electrician Craig Gierczak *(left)* and Lead Line Electrician Scott Palubicki *(right)* prepare for work on an electric distribution line in Green Bay, Wisconsin.

Highlights

Year Ended December 31	2007	2006	Percent Change
Consolidated revenues – nonregulated *(Millions)* *	**$6,987.0**	$5,156.7	35.5
Consolidated revenues – utility *(Millions)*	**3,305.4**	1,734.0	90.6
Margins – nonregulated segment *(Millions)* *	**310.8**	187.8	65.5
Margins – utility segments *(Millions)*	**1,261.2**	727.9	73.3
Income from continuing operations *(Millions)* *	**181.1**	151.6	19.5
Income available for common shareholders *(Millions)*	**251.3**	155.8	61.3
Earnings per common share (basic)			
Income from continuing operations	**$2.49**	$3.51	(29.1)
Discontinued operations, net of tax	**1.02**	0.17	–
Earnings per common share (basic)	**$3.51**	$3.68	(4.6)
Earnings per common share (diluted)			
Income from continuing operations	**$2.48**	$3.50	(29.1)
Discontinued operations, net of tax	**1.02**	0.17	–
Earnings per common share (diluted)	**$3.50**	$3.67	(4.6)
Dividends per share	**$ 2.56**	$ 2.28	12.3
Book value per share	**42.58**	35.61	19.6
Common stock price at year end	**$51.69**	$54.03	(4.3)
Shares outstanding at year end (excludes treasury stock and shares in deferred compensation trust)	**75,992,234**	43,063,794	76.5
Total assets *(Millions)*	**$11,234.4**	$6,861.7	63.7

* Refer to Management's Discussion and Analysis for an explanation of changes from prior year.

Cash Flows Summary

Year Ended December 31 *(Millions)*	2007	2006	2005
Net cash operating activities *	**$238.5**	$ 72.9	$ 77.4
Net cash investing activities *	**(451.5)**	(1,030.1)	(148.8)
Net cash financing activities *	**(459.2)**	891.7	–
Net cash discontinued operations *	**690.2**	61.0	59.1
Change in cash and cash equivalents *	**$ 18.0**	$ (4.5)	$(12.3)

* Refer to Management's Discussion and Analysis for an explanation of changes from prior year.

2007 Earnings By Segment *(Millions)*



Electric Utility	$ 87.4
Natural Gas Utility	28.7
Integrys Energy Services	98.0
Oil and Natural Gas Production *	56.0
Holding Company and Other	(18.8)
Total Earnings	**$251.3**

* This business segment was sold in September 2007, and results are for the period January 1, 2007, through September 28, 2007.

At-A-Glance

Regulated Operations


Minnesota Energy Resources Corporation
Michigan Gas Utilities Corporation
Wisconsin Public Service Corporation
Upper Peninsula Power Company
The Peoples Gas Light and Coke Company
North Shore Gas Company

integrys™

Integrys Energy Group, Inc. is a holding company headquartered in Chicago, Illinois. Subsidiaries provide products and services in both regulated and nonregulated energy markets.

The Peoples Gas Light and Coke Company

Business

- Established in 1855 (acquired by Integrys Energy Group on February 21, 2007).
- Regulated natural gas utility.
- Operates in Illinois (see map at left).
- 1,534 employees.

Market

- Serves approximately 830,000 residential, commercial, and industrial retail sales and transportation customers in the city of Chicago.
- Natural gas revenues are comprised of 100% retail sales.

Facilities

- Approximately 4,336 miles of natural gas main.
- Owns and operates an underground natural gas storage reservoir (Manlove Field) and a liquefied natural gas plant in central Illinois.
- Owns a natural gas pipeline system that runs from Manlove Field to Chicago with seven major interstate pipeline interconnects at various points.

Wisconsin Public Service Corporation

Business

- Established in 1883.
- Regulated electric and natural gas utility.
- Operates in northeast and central Wisconsin and an adjacent portion of Upper Michigan (see map at left).
- 2,158 employees.

Market

- Serves approximately 433,000 electric and approximately 314,000 natural gas customers.
- Provides electric and natural gas products and services to residential, farm, commercial, and industrial customers. Also provides electric power to wholesale customers.
- Electric operations accounted for 70.5% and natural gas operations accounted for 29.5% of 2007 revenues.
- Electric revenues are comprised of 87.6% retail sales and 12.4% wholesale sales.
- Wisconsin customers accounted for 94.5% and Michigan customers accounted for 5.5% of 2007 revenues.

Facilities

- Electric generating capacity based on summer capacity ratings is 1,757.4 megawatts, including share of jointly owned facilities. A peak demand was reached on July 31, 2007, with a system demand of 2,305 megawatts.
- Electric property includes 21,496 miles of electric distribution lines, 95% of which are operated at 24.9 kV.
- Natural gas property includes 7,392 miles of natural gas main, 73% of which is plastic main, and 50 gate and city regulator stations.

Minnesota Energy Resources Corporation

Business

- Natural gas distribution operations for more than 70 years (acquired by Integrys Energy Group in 2006).
- Operates in Minnesota (see map at left).
- 225 employees.

Market

- Provides natural gas distribution services to more than 207,000 natural gas customers in 165 communities.
- Natural gas revenues are comprised of 100% retail sales.

Facilities

- Natural gas property includes 4,424 miles of transmission and distribution main, approximately 64% of which is plastic main, and 158 gate and city regulator stations.

Michigan Gas Utilities Corporation

Business

- Natural gas distribution operations since 1859 (acquired by Integrys Energy Group in 2006).
- Operates in southern and western Michigan (see map at left).
- 177 employees.

Market

- Provides natural gas distribution services to approximately 165,000 natural gas customers in 147 communities.
- Natural gas revenues are comprised of 100% retail sales.

Facilities

- Owns a 3.6 billion-cubic-foot natural gas storage field.
- Natural gas property includes 3,744 miles of transmission and distribution main, approximately 50% of which is plastic main, and 32 gate and city regulator stations.

North Shore Gas Company

Business

- Established in 1900 (acquired by Integrys Energy Group on February 21, 2007).
- Regulated natural gas utility.
- Operates in Illinois (see map at left).
- 203 employees.

Market

- Serves approximately 158,000 residential, commercial, and industrial retail sales and transportation customers in the northern suburban area of Chicago.
- Natural gas revenues are comprised of 100% retail sales.

Facilities

- Approximately 2,368 miles of natural gas main, and 7 gate and city regulator stations.

Upper Peninsula Power Company

Business

- Established in 1884 (acquired by Integrys Energy Group in 1998).
- Regulated electric utility.
- Operates in primarily rural countryside covering 10 of the 15 counties in the Upper Peninsula of Michigan (see map at left).
- 163 employees.

Market

- Serves approximately 52,000 electric customers in 99 communities.
- Electric revenues are comprised of 82.1% retail sales and 17.9% wholesale sales.

Facilities

- Electric generating capacity based on summer capacity ratings is 58.9 megawatts. A peak demand was reached on August 1, 2007, with a system demand of 184.9 megawatts.
- Electric property includes 3,248 miles of electric distribution lines.

At-A-Glance

Nonregulated Operations


Integrys Energy Services, Inc.

Other


American Transmission Company, LLC

Integrys Energy Services, Inc.

Business

- Established in 1994.
- Competitive energy supply and services company, which also owns and operates various nonregulated electric generation facilities.
- Principal energy marketing operations and energy assets located near customers served (see map at left).
- Provides retail and wholesale products in deregulated energy markets in the United States and Canada.
- Develops nonregulated assets and provides electric power generation services.
- 499 employees.

Market

- Geographic footprint targets services to organized markets, most heavily concentrated in the northeast quadrant of the United States and adjacent portions of Canada, and also includes services targeted toward energy-intensive regions of Texas and Alberta, Canada.
- Emphasis is on serving retail (industrial, commercial, and residential) and wholesale customers.

Products and Services

- Provides individualized energy supply solutions, structured products, and strategies that allow customers to manage energy needs while capitalizing on opportunities resulting from deregulation.
- Provides natural gas, electric, and alternate fuel products, real-time energy management services and energy utilization consulting.
- Provides market management services and optimization of energy assets in the competitive marketplace.
- Patented DENet® and eMiner™ computer technology allows customers to monitor and manage their energy usage.
- Provides engineering and management services and operations and maintenance services.
- Generation areas of expertise include cogeneration, distributed generation, renewables and clean fuel generation.

Facilities

- Electric generation facilities include 367.2 megawatts of summer-rated capacity as follows:
  - 210.7 megawatts of combined cycle generation facilities
  - 96.2 megawatts of steam generation facilities
  - 36.8 megawatts of hydroelectric generation facilities
  - 23.5 megawatts of combustion turbine and diesel generation facilities

Integrys Business Support, LLC

Business

- Established in 2007, became operational on January 1, 2008.
- Provides centralized business support services to Integrys Energy Group, Inc. and its subsidiaries.

WPS Investments, LLC

Business

- Organized in 2000.
- A nonutility company that holds the investment of Integrys Energy Group and its subsidiaries in American Transmission Company, LLC.
- As of December 31, 2007, WPS Investments owned a 34.5% interest in American Transmission Company.
- As of December 31, 2007, Integrys Energy Group, Inc. owns 77.9%, Wisconsin Public Service Corporation owns 17.3%, and Upper Peninsula Power Company owns 4.8% of the outstanding membership interest of WPS Investments, LLC.

American Transmission Company, LLC

Business

- Organized in 2000.
- A for-profit, transmission-only utility company.
- Owns, maintains, monitors, and operates electric transmission assets in portions of Wisconsin, Michigan, Minnesota, and Illinois.
- Assets were previously owned and operated by multiple electric utilities serving the upper Midwest, all of which transferred their transmission assets to American Transmission Company in exchange for an ownership interest. A Wisconsin law encouraged utilities in the state to transfer ownership and control of their transmission assets to a state-wide transmission company.
- The Midwest Independent System Operator (MISO) directs American Transmission Company's operation of the transmission system.

Fellow Shareholders:

Shockwaves rolled through the United States economy in recent months, impacting the real estate market, financial institutions, and the general health of the economy. Apprehension regarding the falling value of the dollar and America's ability to compete in a global economy, as well as concern for the environment, impacted our industry and our company.

Employees at Integrys Energy Group reacted by moving forward, embracing these challenges, and continuing to create a new company from the merged and acquired entities we brought together in the past two years. Let's examine the tremendous progress we've made.



Larry L. Weyers
President and Chief Executive Officer
Integrys Energy Group, Inc.

Capturing Value Quickly

We completed the merger of WPS Resources Corporation and Peoples Energy Corporation on February 21, 2007, and became Integrys Energy Group, Inc. This was less than eight months after announcement, an almost unheard-of accomplishment in the energy industry, which is subject to numerous regulatory approvals. Following merger completion, we immediately began to identify and capture benefits from the combination.

Teams throughout the company immediately began implementing plans to capture synergies from our combined entities. These activities resulted in synergy savings of $38 million in 2007, well beyond our budgeted savings for the year. Our plans to capture additional synergy savings are in place and should result in savings that exceed our original estimates. We currently expect to achieve $406 million in total synergy savings through 2011, savings that will be shared with both customers and shareholders.

On the very day we closed our merger, we announced our decision to sell the acquired oil exploration and natural gas production division located in Houston, Texas. We completed the sale on September 28, 2007, earlier than anticipated and at a higher price than we expected. The sale and substantial receipt of cash enabled us to reduce our short-term borrowing, lower our risk profile, and strengthen our balance sheet.

We also immediately began strengthening existing relationships, and building new ones, in the regulatory and political environments where Integrys Energy Group operates. Our goal continues to be building relationships of trust and respect for every level of our company, everywhere we operate.

We filed for rate relief in Illinois for Peoples Gas and North Shore Gas. These two subsidiaries had not sought base rate relief for 12 years. The rate cases were successfully completed in early February 2008, resulting in $71 million of rate increases and terms and conditions that will enable us to create additional value for our customers and enhance the value of these subsidiaries for our shareholders.

As part of our rate cases, the Illinois Commerce Commission approved our proposed Volume Balance Adjustment rider, also known as decoupling, on a four-year trial basis. This mechanism breaks the link between utility revenues and customers' energy consumption and provides the revenues necessary to run our 6,000-mile natural gas delivery system in Illinois. The mechanism will allow the utilities to adjust rates to recover or return under or over collections of margin revenues due to variations from the margin revenues that are approved in the rate case. Such variations result from weather, customer conservation, or factors other than the addition or loss of customers. Decoupling does not shelter the utilities from the impact of increased costs or guarantee the utilities' profits. Overall, customers pay no more or no less than what the utilities are authorized to recover by state regulators. The approval of the decoupling mechanism reflects the Illinois Commerce Commission's support for the long-term financial health of the company and recognition of the importance of innovative rate mechanisms in the current business environment.

An Overview of Our Financial Performance

Integrys Energy Group, Inc.



Revenues (Millions)
$10,000
$8,000
$6,000
$4,000
$2,000
$0
$6,890.7
$10,292.4
2006
2007
Net Income (Millions)
$250
$200
$150
$100
$50
$0
$155.8
$251.3
2006
2007
Diluted Earnings (Per Share)
$4.00
$3.20
$2.40
$1.60
$0.80
$0
$3.67
$3.50
2006
2007
Market Capitalization (Millions)
$4,000
$3,200
$2,400
$1,600
$800
$0
$2,327
$3,928
2006
2007

Utility Operations

The Peoples Gas Light and Coke Company, Wisconsin Public Service Corporation, Minnesota Energy Resources Corporation, Michigan Gas Utilities Corporation, North Shore Gas Company, and Upper Peninsula Power Company



Revenues (Millions)
$3,500
$2,800
$2,100
$1,400
$700
$0
$1,776.3
$3,349.8
2006
2007
Net Income (Millions)
$120
$96
$72
$48
$24
$0
$83.2
$116.1
2006
2007
Assets (Millions)
$7,500
$6,000
$4,500
$3,000
$1,500
$0
$3,851.9
$7,248.6
2006
2007

Nonregulated Operations

Integrys Energy Services, Inc.



Revenues (Millions)
$7,000
$5,600
$4,200
$2,800
$1,400
$0
$5,159.1
$6,979.7
2006
2007
Net Income (Millions)
$100
$80
$60
$40
$20
$0
$72.3
$98.0
2006
2007
Assets (Millions)
$3,500
$2,800
$2,100
$1,400
$700
$0
$2,736.7
$3,150.6
2006
2007

Returns on Investment

Diluted Earnings Per Common Share



$1.76
$2.24
$2.53
$2.74
$3.42
$2.85
$3.72
$4 07
$3.67
$3.50
$4.00
$3.00
$2.00
$1.00
$0.00
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

Dividends Per Common Share



$1.96
$2.00
$2.04
$2.08
$2.12
$2.16
$2.20
$2.24
$2.28
$2.56
$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

Cumulative Total Return *



$110.36
$84.28
$131.88
$139.12
$156.18
$195.73
$221.52
$255.14
$260.64
$261.83
$250.00
$200.00
$150.00
$100.00
$50.00
$0.00
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

Equivalent average annual return of 10.1%.

* Assumes $100 investment in common stock at year-end 1997 and all dividends reinvested quarterly. Cumulative total return for the ten-year period is equivalent to an average annual return of 10.1%.

We also committed to building a more efficient business model for our entire enterprise with the creation of a shared services business unit, Integrys Business Support, LLC. This subsidiary is already providing centralized services to all seven subsidiaries at a lower overall cost than could otherwise be achieved. This is where we expect to capture a majority of the synergy savings we have identified through 2011.

We have also re-dedicated ourselves to operational excellence, and I have asked all employees to commit themselves personally to this initiative. We define operational excellence as doing things right the first time and serving our customers in a manner that creates value for them. The tools of lean technology and project management are at work throughout our enterprise, striving to create the most efficient processes possible.

Creating a Single Culture

We have begun creating a single culture for Integrys, ever mindful that as we change and modify the existing cultures, we must protect those elements that should remain constant. These are elements engrained in the legacy cultures of our companies including integrity, trust, customer focus, safety, and community involvement. In addition, we continue working to enhance our financial strength so we are able to control our own destiny and provide value for customers, value for shareholders, and a vibrant work environment for employees. Cultures do not change overnight, but we have made substantial strides with the creation of a shared vision, mission, statement of values, and expectations of employees.

Creating Value for Shareholders

Stewardship of our shareholders' investment is a serious responsibility. We plan to grow shareholder value while reducing your risk exposure.

Growth will continue at Wisconsin Public Service as we invest in natural gas pipeline laterals, renewable sources of energy, and environmental upgrades at our power plants that will reduce our impact on the environment.

Growth will occur at American Transmission Company, in which we hold a 34.5 percent ownership interest. This for-profit, transmission-only utility company has a $2.8 billion expansion plan for the next 10 years.

There are also substantial opportunities to grow our investment base at Peoples Gas, where infrastructure upgrades during the next several years will improve service reliability and enhance customer satisfaction. We are discussing these opportunities with Illinois regulators now to ensure that the investments can be made while maintaining reasonable rates for customers.

Minnesota Energy Resources is poised to grow but will likely be impacted for some time by the recent downturn in the housing market. Michigan Gas Utilities' growth will also be impacted by the economic environment in the United States and, in particular, the state of Michigan, as a result of the downturn in the auto industry. Although the near-term economic outlook is unfavorable

and is limiting profitable growth in these companies in 2008, we expect increased business expansion and customer growth in the long term due to these areas being perceived as cost-competitive when the economy recovers. Consequently, we continue to believe that both Minnesota Energy Resources and Michigan Gas Utilities will strategically enhance our business over the long term, as we originally anticipated.

Our nonregulated subsidiary, Integrys Energy Services, is continuing to expand and increase its profitability. It recently began new business initiatives in Colorado, New England, New York City, and New Jersey. Our nonregulated geographic focus continues to evolve from the northeast quadrant of the United States and adjacent portions of Canada to all developed and viable retail and wholesale competitive markets within the United States and Canada. We are pursuing renewable energy business opportunities in the nonregulated market and continuing to search for ways to provide more transparency in this business model for investors.

These are a few of the many ways that we are moving forward as we continue to grow our company and enhance shareholder value.

Reducing Risk Exposure

We are also taking steps to reduce the risk profile of the corporation with the following activities:

- We completed construction of the Wausau, Wisconsin, to Duluth, Minnesota, transmission line for American Transmission Company, and the line began commercial operation in January 2008. This 220-mile transmission line provides access to new energy resources for the state of Wisconsin and will result in enhanced reliability and stability of the transmission grid. It will also enable us to remain competitive in the central Wisconsin region.
- The 500-megawatt Weston 4 supercritical, coal-fired electric generating unit is nearing the end of construction and should be commercially operational in June 2008.
- Our substantial investment in utility properties over the last two years has created a much larger utility base, and the percentage of earnings flowing from our generally more predictable regulated business will now be a larger portion of total earnings.

Long-Term Financial Goals

- Provide investors with a solid return on their investments.
- Grow our earnings per share from continuing operations by 6 to 8 percent on an average annualized basis.
- Achieve 70 to 80 percent of our earnings from our regulated utilities, leaving 20 to 30 percent from our nonregulated energy supply and services company.
- Manage the risk profile of our business portfolio.
- Continue growth in the annual dividend payment.

Focusing on the Environment

Throughout the world, people are concerned about global climate change and the sustainability of their current quality of life. Integrys Energy Group and the energy industry are actively addressing these concerns because we want to be part of the solution. As a company, we have taken steps to understand our overall impact on the environment, including our carbon footprint. We have also taken steps to reduce our impact on the environment and will continue to do so.

Weston 4 is a state-of-the-art generating facility with leading edge environmental control systems that will result in lower emission rates. We have retired two of our oldest coal-fired units at our Pulliam generating facility in Green Bay, resulting in lower emission rates and, consequently, less impact on the environment. We are pursuing energy from wind farms in Wisconsin, Iowa, and other Midwestern locations that will further reduce our overall emissions rate. We are also continuing to study available options for reducing greenhouse gases through our investments in research and development at the Electric Power Research Institute, and we are devoted to implementing the new technologies that are made available.

We take our stewardship of the environment very seriously and are working with state and federal agencies to further protect our environment.

Staying Financially Strong

We continue to devote efforts to maintaining our financial strength with strong equity-to-debt ratios on our balance sheet, quality credit ratings for our debt, and quality returns for our shareholders. We have paid dividends to investors for 68 consecutive years and have increased our common stock dividend for 50 consecutive years. Our dividend provides a competitive return for investors and our growth strategy offers potential substantial upside.

Managing Through Change

This year, many changes in management occurred at Integrys companies as we staffed our new organizations and integrated the acquired and merged entities. We are moving forward with strong leadership throughout our company, and we have considerable bench strength for the future.

Our management team will continue to focus on the future and our responsibility to customers, shareholders, employees, and the communities we serve.

Thank you for the confidence you have shown in our company and for your investment. We will continue to move forward to safeguard that investment and enhance shareholder value.

Sincerely,

Larry L. Weyers

Larry L. Weyers
President and Chief Executive Officer

March 9, 2008

Moving Forward

Integrys Energy Group is an enterprise on the move. Stronger. Leaner. More focused than ever before. Advancing into our future as a premier and growing energy company.

This forward momentum is born of 365 days of intense integration of two energy companies—WPS Resources Corporation and Peoples Energy Corporation—into Integrys Energy Group. During this time, our people laid the foundation for a new future, bringing together seven major subsidiaries, offices in more than a dozen states and Canadian provinces, and more than 5,000 employees to create one culture, one people, one core focus.

Thanks to remarkable effort, Integrys is where we need it to be: poised for future growth and operational excellence.

Here's how it happened.



Forming Integrys Business Support, LLC within a year of the merger closing is an achievement we're proud of. It required a can-do-it attitude by employees from a cross-section of our business functions. A few of the many employees who contributed to achieving this milestone include *(from left to right)* Nathan Behling, Director – Application Development; Linda Kallas, Vice President – Finance and Accounting Services; Mike O'Neil, Manager – Budgets; Maryam Brown, Senior Human Resources Strategist; and Sue Morzenti, Customer Relationship Manager.

All Together Now

Throughout 2007, we were in the thick of transformation. We began our merger integration at the core, building on the basics of vision and shared values. These elements guide our course as we pursue our clear mission of providing customers with the best value in energy and energy-related services.

We then asked our people to approach the challenges, bumps, and pressures of transition using positive, compelling standards known as "Our Commitments." These guiding principles describe expectations of action and behavior in serving our customers, shareholders, and other stakeholders.

Each day, our people are asked to fulfill their commitments to embrace change; foster inclusion and diversity; work toward a shared purpose; be adaptable, creative, and tenacious; communicate openly and respectfully; use operational excellence to achieve customer-focused results; be safe in all things; strive for work/life balance; and finally, have fun.

With our commitments, vision, mission, and values in place, we approached the challenge of aligning our businesses' long-standing traditions.

Integrating People, Processes, and Systems

Integration projects—focused on combining the organizations—were front and center in 2007. Transition teams worked to streamline processes, capture synergies, and transform our company. Systems were simplified. Processes were standardized. Redundancies were eliminated. And resources and people were strategically deployed.

It was a pivotal chance to examine—and integrate—best practices and innovative approaches. We brainstormed hundreds of potential business ideas to help achieve budget and transition goals. Thirty-eight critical projects were selected for implementation, and about 340,000 hours were invested in the transformation process.

People throughout the organization stepped up to meet the challenge, taking on extra work, putting in long hours, and making sacrifices of their time. Leaders were visibly hands-on.

Working together raised our employees' openness to new ways of thinking. Relationships were both initiated and enhanced. A heightened degree of diversity energized our workforce with new ideas, markets, perspectives, and backgrounds—fundamental drivers of innovation and growth.

Process Integration Is Paying Off

Throughout Integrys, smarter processes, from big-picture technology platforms to safety programs, are yielding cost savings while providing more value. Combining the best of both worlds, we have drawn on effective practices from all of our companies.

Our Enterprise Resource Planning project consolidated systems and processes in accounting, finance, human resources, and supply chain to achieve merger synergies. Savings of more than $5 million annually are being achieved through the successful integration of these systems. A prime objective was to complete this consolidation seamlessly, with no disruption of service to customers, employees, or shareholders. It was successfully completed on time and under budget.

The merged Information Technology group saved more than $4 million in 2007 by leveraging applications, infrastructure, architecture, and resources. In addition, the merger allowed the Information Technology group to reduce capital expenditures by $6 million in 2007.

Supply Chain Services began an initiative called "Combined Total Spend," the first step in a long-range strategic sourcing initiative. The project is expected to save $8 million in 2008 by working through a single point of procurement for more than 160 categories of purchases, and the benefits of these arrangements will continue in the following years. Significant savings have been gained by pooling purchases, consolidating vendors, standardizing inventory, pursuing volume discounts, and seeking competitive bids on supplies from pipe to temporary services. Integrys Energy Group as a larger national account, rather than several local accounts, has increased its purchasing power.

New human resources systems were put in place, including a standardized recruiting approach to attract new, energized talent to our company. Nearly 120 leaders are completing the Integrys Leadership Development Program, which reinforces our leadership model and how to live out our vision, mission, values, and commitments. And finally, one of the largest endeavors in human resources was the introduction of new competitive pay and benefit plans across all companies.

These are just some of the ways we have set the stage to work leaner and smarter. And the effort doesn't stop here. Look for more of our operational excellence efficiencies in the years to come.

Integrys Business Support Centralizes Services for Bottom-Line Advantage

Like many companies in transition, we changed our organizational structure to support growth and improve service. One such improvement was a new business services organization, Integrys Business Support, LLC, designed to centralize many key functions once held in each subsidiary. Examples include information technology, accounting, and supply chain management.

The new services organization delivers value through four important strategies: focusing on customers; delivering high-quality, cost-effective service; managing cost and creating value; and engaging employees to maintain a high-performance culture.

Integrys Business Support went from concept to operation in less than 12 short months, obtaining all required regulatory approvals by the end of 2007.

Synergies Flow in New Gas Group

In 2007, we centralized our regulated natural gas operations support services under the management of our new Integrys Gas Group organization. This synergy strategy centralized the natural gas side of our business to leverage core competencies, processes, and expertise. Services include managing our natural gas supply portfolio, providing compliance oversight, customer relations, and natural gas engineering. Through economies of scale and system-wide standardization, the group has realized significant reductions in costs, posting savings in the millions of dollars.

Integrys Energy Services Makes Its Mark

Perhaps the most profound integration shift occurred in our rapidly growing nonregulated business. Integrys Energy Services went to market with a new brand identity. At the same time, it ramped up its nationwide sales and service presence to meet a growing customer base, with new offices in Colorado, the mid-Atlantic, New England, New York City, and Kentucky.

Integrys Energy Services launched a new initiative focused on customer delight—uncovering the experiences that attract and keep customers, creating customers who recommend the company to others, and differentiating Integrys Energy Services in the marketplace.

Managing costs while enhancing growth has become an important initiative. The nonregulated business is pursuing a process improvement project with the power to deliver scalable growth. By closely examining all processes, Integrys Energy Services is identifying system improvements that increase the flow of business while maximizing existing resources and reducing costs.

Market demand is leaning to environmentally friendly products and services, so Integrys Energy Services is creating new offerings related to green, or renewable, energy.

For example, Integrys Energy Services was involved in developing the Winnebago Energy Center—a landfill gas-to-electricity plant in Rockford, Illinois. The 6.5-megawatt plant captures methane gas produced by decomposing trash, and the gas powers generators producing enough electricity to power about 5,000 homes while offering the potential to save nearly 590,000 barrels of oil a year.

The growth and strength of Integrys Energy Services has not gone unnoticed.

KEMA, Inc., one of the world's leading independent research and strategic consulting firms to the energy industry, ranked Integrys Energy Services third for megawatt-hours under contract in its August 2007 review of U.S. power retailers. Integrys Energy Services rose eight places, from eleventh to third, reflecting a more than 200 percent increase in megawatt-hours under contract for the 12-month period from February 2006 to February 2007.

As you can see, a disciplined yet aggressive approach to nonregulated markets is delivering valuable results.

Getting It Right for Customers

One of the year's most critical challenges was to ensure that despite the complexities of reorganization, we still provided great service to our customers.

More than 600 employees in the newly formed Customer Relations group continued to passionately focus on the needs of more than 2 million utility customers to ensure continuity and quality—doing what's important for customers while still watching our bottom line.

Our Customer Relations group was put in place to provide oversight and manage services for the company's six regulated utilities. The organization is unified behind the mission, "We get it right—using our energy and talents to create great service experiences for our customers."

Much of this group's focus comes down to this simple fact: it should be easy to do business with us. This translates into simple but important factors like timely, accurate billing, understandable information, and easy access when customers need assistance.

So we continue to look for ways to make customer experiences easy and helpful, leaving customers with a positive memory of their interaction with us.

In the Midst of Change, Constancy

While much changed in 2007, important things remained the same: safe, reliable service at all of our regulated subsidiaries, a focus on an environmentally conscious energy future, and giving back to the communities where we work and serve. This is the nature of who we are and the heart of what communities and customers have come to expect of us.

At Wisconsin Public Service, we continue to update infrastructure to improve reliability and manage costs for our customers.

Online accessibility to energy information has improved as we continuously update the function and content of our Web sites. In fact, the Wisconsin Public Service Web site ranked third out of more than 100 utility sites evaluated for easy access and operation by E-source, a Colorado-based information services company. The ranking is based on how sites support the increasing needs of customers who prefer to pay bills, check account information, or gain information online.

Approximately 7,000 natural gas customers enrolled in the new Fixed Bill program at Wisconsin Public Service, an ideal program for those who want natural gas price certainty in times of market volatility and unpredictable winter weather. The program locks in a customer's natural gas bill for 12 months with no changes, providing peace of mind for customers who want no monthly surprises.



Integrys Energy Services, Inc. is finding business opportunities in environmental, or "green," markets. Charles Koontz, General Manager – Renewable Energy, Efficiency and Conservation *(center)* develops environmentally friendly products and services, increasing the company's capabilities and presence in these rapidly growing markets. He also supports customers in their energy-efficiency and conservation efforts. Lance Titus, Senior Trader *(left)*, and Kyle Smith, Director – Trading *(right)* are responsible for emission and renewable trading; this includes all hedging and proprietary trading activity of environmental credits.



Customer service representatives like Rocio Amaro *(left)* and Mary Poirer *(right)*, from Wisconsin Public Service Corporation, provide positive memories for customers who call. They work hard to "get it right" the first time, while ensuring customers feel understood and respected.

The Work and Asset Management project is a $24 million initiative to improve gas distribution compliance and operational excellence at Peoples Gas and North Shore Gas. Modeling a system already in place at our other regulated utilities, the project moves our enterprise toward a common information technology platform to support gas distribution processes within the utilities. The program delivers tools for gas system design, efficient asset management, managing regulatory and maintenance requirements, providing timely and accurate information for operational decisions and reporting, centralizing scheduling, and automating manual processes.

Investments in Infrastructure Drive Growth, Reliability

Throughout 2007, we made additions and improvements to our generating assets and infrastructure, fortifying reliability and access to supplies for growing energy demand.

The Wausau, Wisconsin, to Duluth, Minnesota, electric transmission line project by American Transmission Company is now operational. Wisconsin Public Service was contracted to manage construction of the 210-mile Wisconsin portion of the 220-mile transmission line connecting Duluth, Minnesota, with Wausau, Wisconsin. Thanks to the dedication of all involved and to our project management discipline, the line was completed five months ahead of schedule and came in within the approved budget. This resolves load growth and reliability issues in what the U.S. Department of Energy named one of the most congested transmission interfaces in the country.

Weston 4, designed to be one of the cleanest fossil-fueled power plants in the nation, is on track to be commercially operational in June 2008. Critical start-up processes were completed on the 500-megawatt plant in 2007, including boiler testing and firing, steam blow cleaning, and system synchronization. Located near Wausau, Wisconsin, Weston 4 will be the newest addition to our electric generation fleet, bringing much-needed capacity online.

We also laid the course for construction of natural gas laterals that will stem from the Guardian II Pipeline project, a 119-mile pipeline being constructed by Guardian Pipeline, LLC, which will help ensure reliability and create a competitive source of natural gas supply in Northeastern Wisconsin for years to come. The natural gas transmission line, which has received regulatory and environmental approvals, along with our laterals, will eventually provide access to natural gas supplies from multiple interstate pipelines.

Reliability is also driving infrastructure upgrades at Peoples Gas, a leader in the urban utility sector. The subsidiary is demonstrating leadership through the use of 12-inch and larger plastic pipe in a program to replace cathodically unprotected steel pipe and cast-iron gas main. The large-diameter polyethylene pipe is about one-third the cost per foot of steel pipe, is easier to install, requires no corrosion maintenance, is less likely to leak, and has a projected longer life than either steel or cast-iron pipe.

Caring for a Sustainable Future

A clean, sustainable energy future is paramount to our customers, employees, investors, and the states in which we operate. Our commitment to acting in the interest of the environment has remained firm in our Environmental Principles (see next page).

Today, from promoting conservation and efficiency to pursuing innovative clean-generation technology, we are tackling the complexity of providing customers with affordable, reliable energy while being a responsible environmental steward.

One effective tool is our Environmental Management System (EMS), an initiative being implemented to ensure regulatory compliance and strive for excellence in our environmental performance. The new system combines software tools with better record keeping, training, monitoring, and process improvements. Employees at all levels will be involved in the initiative. The EMS will help us improve environmental accountability, monitor performance, and reduce our impact on the environment. (See statistics on Integrys Energy Group's 2007 environmental performance on page 20.)

Wind is becoming a bigger part of our green portfolio, an investment that secures clean energy while meeting the Wisconsin Renewable Portfolio Standard. Wisconsin Public Service is purchasing 58 megawatts of wind-generated electricity from the Forward Energy Wind Project in Brownsville, Wisconsin, which has a total capacity of 129 megawatts. The power from the wind project equals the amount of energy consumed by approximately 22,000 homes. Looking forward, the company is also working toward the purchase of a 99-megawatt wind farm in northeastern Iowa, where both access to transmission and strong wind dynamics come together.

Fuel Used to Produce Integrys Energy Group's Renewable Energy in 2007


9%
2% 1%
9%
Hydro
Wind
Landfill
Farm
Biomass Residues

In line with our commitment to renewable resources, Upper Peninsula Power announced its decision to restore Silver Lake as a reservoir for power generation, pending approval of an economically feasible design by the Federal Energy Regulatory Commission (FERC). FERC has required that a board of consultants evaluate and oversee the design approval process. We continue to work with FERC and its board to develop an economically feasible design. After work is done, Silver Lake is expected to take approximately two years to refill, based upon natural precipitation.

A new biogas project at Scenic View Dairy, in Fennville, Michigan, one of the first in the country, was developed in cooperation with Michigan Gas Utilities. Because cow manure is about 70 percent

Environmental Principles

Over the years, Integrys Energy Group, Inc. and its subsidiaries have taken an aggressive stance regarding the use of energy and its impact on the environment.

We are committed to looking for environmentally friendly ways to serve the growing demand for energy. And, when it comes to regulatory compliance, Integrys Energy Group exceeds stringent air emission regulations set by state and federal agencies. Our actions are guided by the following principles:

Protect the Environment: Integrys Energy Group will continue our goal of being a leader in environmental stewardship. To the greatest extent practicable, we will limit our impact on the environment. We will continue to operate our facilities to meet or surpass environmental standards.

Use Natural Resources Responsibly: Integrys Energy Group will be responsible when using renewable natural resources, such as water, soils, and forests. We will conserve nonrenewable natural resources through efficient use and careful planning. We will protect wildlife habitat, open spaces, and wilderness and work to preserve a diversity of life.

Reduce and Dispose of Waste: Integrys Energy Group will minimize the creation of waste, especially hazardous waste, and whenever practical, we will recycle. We will dispose of all wastes through safe and responsible methods.

Use Energy Wisely: As an energy supplier, Integrys Energy Group will make every effort to provide environmentally safe energy sources to meet our customers' needs. We will invest in improved energy efficiency and conservation in our operations and will actively encourage our customers to do the same.

Reduce Risk: We will strive to reduce the environmental, health, and safety risks to Integrys Energy Group's employees and the communities in which we operate by employing safe technologies and operating procedures and by being prepared for emergencies.

Market Safe Products and Services: Integrys Energy Group will supply our energy products in a manner that minimizes adverse environmental impacts. We will continue to stress safety when customers use our products.

Compensate for Damage: Integrys Energy Group will take reasonable precautions to avoid harm to the environment. In the event of an accident, we will take responsibility for the harm we caused by fault or negligence and make a reasonable effort to mitigate damage or restore the environment.

Disclose Environmental Information: We will inform Integrys Energy Group's employees and the public of incidents relating to our operations that may cause environmental harm or pose health or safety hazards.

Employ Environmental Directors or Managers: Integrys Energy Group will commit management resources to implement these principles. This includes the continuation of an Environmental Services Department to monitor and report on our efforts.

Annual Evaluation: Integrys Energy Group will conduct self-evaluation of our progress in accomplishing these principles and our efforts to comply with all applicable environmental laws and regulations.

methane, it is a relatively pure biofuel—an ideal energy solution for the energy-intensive dairy industry. The 2,600-cow dairy farm generates power for its own operations, but can generate enough electricity to sell to the local power company. The dairy also has the option to clean the gas to pipeline quality for sale to Michigan Gas Utilities, compressing it into the utility's natural gas system. Michigan Gas Utilities was instrumental in helping engineer, test, and install the biogas system, and the utility has offered its assistance to other utilities who would like to do the same.

Community at the Heart

Throughout 2007, employees who came from both WPS Resources and Peoples Energy exemplified the importance of community. It was a strong commonality that bridged our cultures.

Broad-reaching financial support—from Wisconsin Public Service Foundation (a charitable foundation operating in Michigan, Minnesota, and Wisconsin) and from Peoples Gas and North Shore Gas—impacted many areas of focus, including education, health and human services, environment, arts and culture, and community and neighborhood development.

Across all Integrys companies, philanthropy was evidenced in individual employees' contributions and volunteerism for a variety

Categories of Giving in 2007

Through donations, Integrys supports the giving initiatives of Wisconsin Public Service Foundation, Inc., in Michigan, Minnesota, and Wisconsin. Other significant giving by Integrys occurs through programs operated by Peoples Gas and North Shore Gas.


3%

	Wisconsin Public Service Foundation, Inc.	Peoples Gas and North Shore Gas	Total
Environmental	$ 64,425	$ –*	$ 64,425
Arts and Culture	[illegible]	[illegible]	[illegible]
Community and Neighborhood Development	[illegible]	[illegible]	567,785
Health and Human Services	472,621	239,587	712,208
Education	[illegible]	[illegible]	639,698
Total			$2,153,280

* Not broken out separately until 2008. Gifts to environmental organizations are represented in other categories.



In 2008, teams at Minnesota Energy Resources Corporation and Michigan Gas Utilities Corporation went on the road to demonstrate natural gas safety to middle school students in their respective states. The free 45-minute demonstrations are provided by *(left to right)* Ann Carlon, Senior External Affairs Manager in Minnesota; Darris Carouthers, Service Technician in Michigan; Rory Lenton, Manager – External Affairs in Minnesota; Bill Parrish, Manager – Safety and Security in Michigan; and Russ Liupakka, Manager – External Affairs in Minnesota.

of programs, such as United Way drives, Salvation Army holiday baskets, and meals for those who are homeless.

At Minnesota Energy Resources and other subsidiaries, our Natural Gas Safety Program continues helping middle-schoolers understand how to use energy safely. Trained employees conduct lively presentations and experiments that demonstrate the properties of natural gas, including information about carbon monoxide poisoning. Combining science and safety awareness, the popular program was first developed at Wisconsin Public Service, but now is being adopted across our companies.

At Peoples Gas, a program called Team Heat shared the warmth with customers in need, as teams of employees volunteered to winterize homes in low-income neighborhoods in Chicago. Armed with window sheeting, caulk guns, insulation, and energy-saving advice, the teams made homes more winter-worthy while showing customers we care. The idea spread to volunteers in Green Bay, where Wisconsin Public Service teams took on their own Team Heat program.

These are just some of the ways our shared commitment to community made a difference in the last year.

Making Ends Meet

One important part of community outreach is to make sure customers who have difficulties paying their bills have access to resources, information, and public assistance dollars.

We realize that many customers have difficulties making ends meet, but they may not be aware of programs that can help. Based on census data, we know that many of our current customers who qualify for program benefits do not apply for them. Our companies continue looking for creative ways to increase our utility customers' awareness of state energy assistance programs.

We pursue ways to help our customers manage their energy and overall budgets. We work closely with community nonprofits to assist customers with budget counseling and provide low-cost/no-cost ways of making homes more energy-efficient. And we partner with state fuel funds, where dollars are available to help with energy bills.

Helping customers move forward in their lives is an important part of our values.

Moving Forward with Firm Foundations

The challenges of creating a new energy organization are vast. Not every change we made in 2007 worked smoothly. Not every process performed to expectation. Not every experience delighted. In those instances, we learned and adapted so we could move forward. We've accomplished so much. We're overcoming challenges as we meet them and not forgetting to celebrate our successes.

Thanks to that effort, we've never been better positioned to face the complex and far-reaching challenges of the energy industry. We have all the elements in place to succeed.

First and foremost, we've demonstrated the financial strength that is the most critical factor in fueling organizational growth and change. Second, our culture is following four key pillars of operational excellence. We know our vision can be achieved this way.

1. We employ competitive excellence to improve performance in all areas of our business, using the power of continuous improvement to make Integrys Energy Group more efficient, effective, and customer-focused than ever before. This sustained, systematic approach is making constant improvement a "way of life."

2. A formal project management discipline is being used across all areas, properly identifying, selecting, prioritizing, and executing projects that support our strategies. Project management lowers our cost of operations by helping us accomplish more work in less time and with fewer resources or rework—all without sacrificing the quality of the product we deliver.

3. We apply a consistent, uniformly administered contract administration model for contracts throughout the organization. Linked to competitive excellence and project management, this competency impacts everything from environmental compliance to consistent criteria for engaging contractors and consultants.

4. Finally, an effective ethics and compliance program forms a critical component in our company's overall governance. It is a key endeavor—driving our culture, practices, and principles. From ensuring compliance with applicable law and policies to fortifying an environment of strong values and standards, this pillar frames our corporate character.

Grounded in excellence, we are heading confidently into the future. We are focused on our customers, firm in our mission to provide them with the best value in energy and related services. We are propelled by our people, who are creating our success as a premier and growing energy company. And now, more than ever before, we are poised to meet our responsibilities to our communities, our environment, and the world we share. This, we believe and expect, will ultimately lead to enhanced value for all of our stakeholders—our employees, our customers, our communities, and our shareholders.



Public meetings help local residents stay involved and informed about utility projects in their community. Ben Trotter, Project Manager at Wisconsin Public Service Corporation *(left)*; Greg Egtvedt, Manager – Environmental Assets and Licensing at Integrys Business Support, LLC *(center)*; and Connie Granroth-Eardley, Supervisor – Regional Generation at Upper Peninsula Power Company *(right)*; speak to the possibilities of restoring the Silver Lake Reservoir in Upper Peninsula Power Company's service area.

An Overview of Our Environmental Performance

Integrys Energy Group's Nitrogen Oxide (NO_X) Emissions


Tons
30,000
22,500
15,000
7,500
0
Pounds per Megawatt-Hour
8
6
4
2
0
4.0
3.9
3.9
3.6
3.6
24,659
23,754
24,710
18,256
16,649
2003
2004
2005 *
2006 **
2007
NOx (Tons)
NOx (Pounds per Megawatt-Hour)

Integrys Energy Group's Carbon Dioxide (CO_2) Emissions


Million Tons
18
16
14
12
10
8
6
4
2
Tons per Megawatt-Hour
2
1
0
0.82
0.85
0.98
0.73
0.79
14.2
14.5
15.3
11.1
10.5
2003
2004
2005 *
2006 **
2007
CO₂ Tons
CO₂ (Tons per Megawatt-Hour)

Integrys Energy Group's Sulfur Dioxide (SO_2) Emissions


Tons
70,000
56,000
42,000
28,000
14,000
0
Pounds per Megawatt-Hour
20
16
12
8
4
0
10.0
10.1
10.6
6.8
6.6
61,459
60,737
66,580
34,545
30,447
2003
2004
2005 *
2006 **
2007
SO₂ (Tons)
SO₂ (Pounds per Megawatt-Hour)

Integrys Energy Group's
Carbon Dioxide (CO_2) Projected Emissions


Millions
20
18
16
14
12
10
8
6
4
2
0
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
Megawatt-Hours
CO₂ Tons per Year

Integrys Energy Group's Mercury Emissions


Pounds
800
600
400
200
0
754
508
557
444
555
2003
2004
2005 *
2006 **
2007

Integrys Energy Group's Carbon Dioxide (CO_2)
Projected Emission Rates


0.85
0.83
0.81
0.79
0.77
0.75
0.84
0.83
0.82
0.82
0.83
0.83
0.81
0.82
0.82
0.80
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
Tons per Megawatt-Hour

Integrys Energy Group's
Notices of Violation (NOVs)


Number of Notices
6
5
4
3
2
1
0
5
4
2
1
1
2003
2004
2005
2006
2007

* Increase due to an extended Kewaunee Nuclear Plant outage.
** The Sunbury generation facility was sold in 2006.

This report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. You can identify these statements by the fact that they do not relate strictly to historical or current facts and often include words such as "anticipate," "believe," "estimate," "expect," "intend," "plan," "project," and other similar words. Although we believe we have been prudent in our plans and assumptions, there can be no assurance that indicated results will be realized. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated.

Forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to update any forward-looking statements, whether as a result of new information, future events, or otherwise. We recommend that you consult any further disclosures we make on related subjects in our 10-Q, 8-K, and 10-K reports to the Securities and Exchange Commission.

The following is a cautionary list of risks and uncertainties that may affect the assumptions which form the basis of forward-looking statements relevant to our business. These factors, and other factors not listed here, could cause actual results to differ materially from those contained in forward-looking statements.

- Unexpected costs and/or unexpected liabilities related to the Peoples Energy merger;
- The successful combination of the operations of Integrys Energy Group and Peoples Energy;
- Integrys Energy Group may be unable to achieve the forecasted synergies in connection with the Peoples Energy merger or it may take longer or cost more than expected to achieve these synergies;
- Resolution of pending and future rate cases and negotiations (including the recovery of deferred costs) and other regulatory decisions impacting Integrys Energy Group's regulated businesses;
- The impact of recent and future federal and state regulatory changes, including legislative and regulatory initiatives regarding deregulation and restructuring of the electric and natural gas utility industries and possible future initiatives to address concerns about global climate change, changes in environmental, tax and other laws and regulations to which Integrys Energy Group and its subsidiaries are subject, as well as changes in application of existing laws and regulations;
- Current and future litigation, regulatory investigations, proceedings or inquiries, including but not limited to, manufactured gas plant site cleanup, and the contested case proceeding regarding the Weston 4 air permit;
- Resolution of audits or other tax disputes by the Internal Revenue Service and various state, local, and Canadian revenue agencies;
- The effects, extent, and timing of additional competition or regulation in the markets in which our subsidiaries operate;
- Available sources and costs of fuels and purchased power;
- Investment performance of employee benefit plan assets;
- Advances in technology;
- Effects of and changes in political and legal developments, as well as economic conditions and its impact on customer demand, in the United States and Canada;
- Potential business strategies, including mergers, acquisitions, and construction or dispositions of assets or businesses, which cannot be assured to be completed timely or within budgets;
- The direct or indirect effects of terrorist incidents, natural disasters, or responses to such events;
- The impacts of changing financial market conditions, credit ratings, and interest rates on our financing efforts, and the risks associated with changing commodity prices (particularly natural gas and electricity);
- Weather and other natural phenomena, in particular the effect of weather on natural gas and electricity sales;
- The effect of accounting pronouncements issued periodically by standard-setting bodies; and
- Other factors discussed in the 2007 Annual Report on Form 10-K and in other reports filed by us from time to time with the Securities and Exchange Commission.

Introduction

Integrys Energy Group is a diversified holding company with regulated utility operations operating through six wholly owned subsidiaries, Wisconsin Public Service Corporation (WPSC), The Peoples Gas Light and Coke Company (PGL), North Shore Gas Company (NSG), Upper Peninsula Power Company (UPPCO), Michigan Gas Utilities Corporation (MGUC), and Minnesota Energy Resources Corporation (MERC); nonregulated energy operations through its wholly owned nonregulated subsidiary, Integrys Energy Services; and also a 34.5% equity ownership interest in American Transmission Company LLC (ATC) (an electric transmission company operating in Wisconsin, Michigan, Minnesota, and Illinois).

Strategic Overview

Integrys Energy Group's goal is the creation of long-term value for shareholders and customers through growth in its regulated and nonregulated portfolio (while placing an emphasis on regulated growth). In order to create value, Integrys Energy Group is focused on:

Maintaining and Growing a Strong Regulated Utility Base—A strong regulated utility base is necessary to maintain a strong balance sheet, predictable cash flows, a desired risk profile, attractive dividends, and quality credit ratings, which are critical to our success. Integrys Energy Group believes the following recent developments have helped, or will help, maintain and grow its regulated utility base:

- The February 2007 merger with Peoples Energy Corporation (PEC), which added the regulated natural gas distribution operations of PGL and NSG to the regulated utility base of Integrys Energy Group.
- Our investment in ATC was at 34.5% at December 31, 2007. ATC owned approximately $2.2 billion in net transmission and general plant assets at December 31, 2007, and anticipates additional capital investment of approximately $865 million over the next 3 years.
- Construction of the 500-megawatt coal-fired Weston 4 base-load power plant located near Wausau, Wisconsin, which is scheduled to be placed in service in the first quarter of 2008. This power plant is jointly owned with Dairyland Power Cooperative (DPC). WPSC holds a 70% ownership interest in the Weston 4 power plant, with DPC owning the remaining 30% interest in the facility.
- The proposed acceleration of investment in the natural gas distribution system at PGL. The replacement of cast iron mains and investment in underground natural gas storage facilities is expected to total approximately $100 million through 2010.
- Investment of approximately $75 million in lateral infrastructure related to the connection of the WPSC distribution system to the Guardian II natural gas pipeline to Green Bay.
- WPSC's negotiations to purchase a 99-megawatt wind generation facility to be constructed in Howard County, Iowa.
- WPSC's continued investment in environmental projects to improve air quality and meet the requirements set by environmental regulators. Capital projects to construct and upgrade equipment to meet or exceed required environmental standards are planned each year.
- For more detailed information on Integrys Energy Group's capital expenditure program see "*Liquidity and Capital Resources, Capital Requirements,*" below.

Strategically Growing Nonregulated Business—Integrys Energy Services is focused on growth in the competitive energy services and supply business through growing its customer base. Integrys Energy Group expects its nonregulated operations to provide between 20% and 30% of Integrys Energy Group's earnings, on average, in the future. Integrys Energy Group believes the following recent developments have helped, or will help, maintain and grow its nonregulated business:

- The merger with PEC combined the nonregulated energy marketing businesses of both companies. The combination provided Integrys Energy Services with a strong market position in the Illinois retail electric market and expanded its originated wholesale natural gas business, creating a stronger, more competitive, and better balanced growth platform for the nonregulated business.
- The 2007 opening of nonregulated operations in Denver, Colorado, has allowed Integrys Energy Services to expand its operations into the Western Systems Coordinating Council markets.
- The 2007 completion of a 6.5-megawatt landfill gas project, the Winnebago Energy Center Development in Rockford, Illinois, which consists of gas cleanup equipment and engines to collect and burn landfill gas at the site to generate electricity.
- The on-going development of renewable energy products, such as landfill gas and solar projects.

Integrating Resources to Provide Operational Excellence—Integrys Energy Group is committed to integrating resources of its regulated businesses and also its nonregulated businesses, while meeting any and all applicable regulatory and legal requirements. This will provide the best value to customers and shareholders by leveraging the individual capabilities and expertise of each business and assist in lowering costs for certain activities. Integrys Energy Group believes the following recent developments have helped, or will help, integrate resources and provide operational excellence:

- The PEC merger is helping to align the best practices and expertise of both companies, which will continue to result in efficiencies by eliminating redundant and overlapping functions and systems. Integrys Energy Group expects the merger to generate annual pre-tax synergy savings of approximately $106 million for the combined company by the end of the fifth full year of operations following completion of the merger. One-time costs to achieve the synergies are expected to be approximately $155 million.
- Integrys Business Support, LLC, a wholly owned service company, was formed to achieve a significant portion of the cost synergies anticipated from the merger with PEC through the consolidation and efficient delivery of various support services and to provide more consistent and transparent allocation of costs throughout Integrys Energy Group and its subsidiaries.
- "Competitive Excellence" and project management initiatives are being implemented at Integrys Energy Group and its subsidiaries to improve processes, reduce costs, and manage projects within budget and timeline constraints to provide more value to customers.

Placing Strong Emphasis on Asset and Risk Management—Our asset management strategy calls for the continuous assessment of our existing assets, the acquisition of assets, and contractual commitments to obtain resources that complement our existing business and strategy, thereby providing the most efficient use of and best return on our resources while maintaining an acceptable risk profile. This strategy calls for a focus on the disposition of assets, including plants and entire business units, which are either no longer strategic to ongoing operations, are not performing as needed, or have an unacceptable risk profile. We maintain a portfolio approach to risk and earnings. Integrys Energy Group believes the following recent developments have helped, or will help, manage assets and risk:

- The combination of Integrys Energy Group and PEC created a larger, stronger, and more competitive regional energy company. This merger, along with the 2006 acquisition of the Michigan and Minnesota natural gas distribution operations, diversified the company's regulatory and geographic risk due to the expansion of utility operations to multiple jurisdictions.

- The September 2007 sale of Peoples Energy Production Company (PEP), Integrys Energy Group's oil and natural gas production subsidiary acquired in the merger with PEC. The divesture of the oil and natural gas production business reduced Integrys Energy Group's business risk profile and provided funds to reduce debt.

- The January 2007 sale of WPS Niagara Generation, LLC for approximately $31 million. WPS Niagara Generation, LLC owned a 50-megawatt generation facility located in the Niagara Mohawk Frontier region in Niagara Falls, New York.

Our risk management strategy, in addition to asset risk management, includes the management of market, credit, and operational risk through the normal course of business. Forward purchases and sales of electric capacity, energy, natural gas, and other commodities allow for opportunities to secure prices in a volatile energy market. Oversight of the risk profile related to these financial instruments is monitored daily in each business unit consistent with the company's financial risk management policy. Corporate oversight is provided through the Corporate Risk Management group which reports through the Chief Financial Officer.

Results of Operations

(Millions, except per share amounts)	Year Ended December 31, 2007	2006	2005	Change in 2007 Over 2006	Change in 2006 Over 2005
Electric utility operations	**$ 87.4**	$ 85.5	$ 64.2	2.2 %	33.2 %
Natural gas utility operations	**28.7**	(2.3)	13.2	–	-
Nonregulated energy operations	**98.0**	72.3	74.1	35.5 %	(2.4)%
Holding company and other operations	**(18.8)**	0.3	5.9	–	(94.9)%
Oil and natural gas operations	**56.0**	–	–	–	–
Income available for common shareholders	**$251.3**	$155.8	$157.4	61.3 %	(1.0)%
Average basic shares of common stock	**71.6**	42.3	38.3	69.3 %	10.4 %
Average diluted shares of common stock	**71.8**	42.4	38.7	69.3 %	9.6 %
Basic earnings per share	**$3.51**	$3.68	$4.11	(4.6)%	(10.5)%
Diluted earnings per share	**$3.50**	$3.67	$4.07	(4.6)%	(9.8)%

2007 income available for common shareholders increased $95.5 million and 2007 diluted earnings per share decreased $0.17, both compared to 2006. 2006 income available for common shareholders decreased $1.6 million and 2006 diluted earnings per share decreased $0.40, both compared to 2005. Significant factors impacting the change in earnings and diluted earnings per share were as follows (and are discussed in more detail thereafter):

Electric Utility Operations:

Earnings increased $1.9 million in 2007 over 2006, resulting primarily from the following:

- Retail electric rate increases at both WPSC and UPPCO had a positive year-over-year impact on operating income.

- Favorable weather conditions at WPSC contributed an approximate $6.0 million ($3.6 million after-tax) year-over-year increase in operating income; however, this increase was partially offset by a decrease in weather normalized residential and commercial and industrial customer usage.

- Fuel and purchased power costs were higher than what was recovered in rates during the year ended December 31, 2007, compared with fuel and purchased power costs that were less than what was recovered in rates during the same period in 2006, driving a $14.4 million ($8.6 million after-tax) negative variance in operating income.

- Maintenance expense related to WPSC's power plants was higher in 2007 compared to 2006, driven by an increase in unplanned outages in 2007 as well as the extension of some 2007 planned outages.

Earnings increased $21.3 million from 2005 to 2006, primarily due to the following:

- Fuel and purchased power costs that were less than what was recovered in rates during the year ended December 31, 2006, compared with fuel and purchased power costs that were more than what was recovered in rates during the same period in 2005 (the under collection in 2005 was primarily due to the impact 2005 hurricanes had on natural gas prices), contributed an estimated $14 million after-tax, year-over-year increase in earnings.

- A Public Service Commission of Wisconsin (PSCW) ruling, which disallowed recovery of costs that were deferred related to the 2004 Kewaunee nuclear plant outage as well as a portion of the loss on the Kewaunee sale, resulted in the write-off of $13.7 million of regulatory assets in 2005, which resulted in an after-tax reduction in earnings in 2005 of approximately $8 million (positive variance compared with 2006 earnings).

- Retail electric rate increases at both WPSC and UPPCO also had a positive year-over-year impact on earnings.

- Unfavorable weather conditions in 2006, compared with 2005, had an estimated $9 million year-over-year negative after-tax impact on electric utility earnings.

Natural Gas Utility Operations:

Financial results improved $31.0 million in 2007 over 2006, primarily due to the following:

- Financial results for MGUC and MERC increased $18.1 million, from a combined net loss of $11.3 million in 2006, to earnings of $6.8 million in 2007. The positive change in earnings at MGUC and MERC was driven by the fact that these natural gas utilities operated during the first quarter heating season in 2007, but were not acquired by Integrys Energy Group until after the first quarter 2006 heating season. In addition, MGUC and MERC incurred a combined $11.8 million ($7.1 million after-tax) of transition costs in 2006 for the start-up of outsourcing activities and other legal and consulting fees. In 2007, MGUC and MERC were allocated $1.7 million ($1.0 million after-tax) of external costs to achieve merger synergies related to the PEC merger.

- Regulated natural gas utility earnings at WPSC increased $13.5 million, from earnings of $9.6 million in 2006, to earnings of $23.1 million in 2007. Higher earnings were driven by increased volumes due to colder weather conditions during the heating season. A natural gas rate increase effective January 12, 2007, also contributed to the increase.

- The PEC natural gas utilities (PGL and NSG), which were acquired effective February 21, 2007, recognized a combined net loss of approximately $1 million, primarily related to the seasonal nature of natural gas utilities, which derive earnings during the heating season (first and fourth quarters). Because of the late February acquisition date, results for the majority of the two coldest months of the year were not included in natural gas utility earnings in 2007. The 2007 net income for PGL was less than the level we would normally expect, primarily due to increased costs of providing service. It is important to note, however, that we received a rate increase at PGL in February 2008, which will help offset rising costs. Please see Note 23, "*Regulatory Environment*," for more information on the rate increase.

Earnings decreased $15.5 million from 2005 to 2006, primarily due to the following:

- MGUC and MERC (acquired on April 1 and July 1, 2006, respectively) had a combined net loss of approximately $11 million. Included in the net loss incurred by MGUC and MERC, was $7.1 million of after-tax external transition costs incurred by these regulated natural gas utilities. The net loss recognized at MGUC and MERC in excess of transition costs incurred can be attributed to not owning these operations during the January through March 2006 heating season and warmer than normal weather conditions during the last few months of 2006. From the acquisition dates through December 31, 2006, actual heating degree days were 13.9% and 7.3% below normal for MGUC and MERC, respectively.

- Earnings at WPSC's natural gas utility also decreased approximately $4 million, driven by unfavorable weather conditions and customer conservation efforts.

Nonregulated Energy Operations:

Earnings increased $25.7 million in 2007 over 2006, primarily due to the following:

- Operating income at Integrys Energy Services increased $40.2 million ($24.1 million after-tax).

- After-tax income from discontinued operations at Integrys Energy Services increased $7.5 million, driven by the sale of WPS Niagara Generation, LLC in the first quarter of 2007.

- Miscellaneous expense at Integrys Energy Services decreased $11.1 million ($6.7 million after-tax), driven by a decrease in pre-tax losses recognized for the period related to Integrys Energy Services' investment in a synthetic fuel facility.

- Minority interest income decreased $3.7 million ($2.2 million after-tax) as Integrys Energy Services' partner elected to stop receiving production from the synthetic fuel facility and, therefore, did not share in losses from this facility in 2007.

- Section 29/45K federal tax credits recognized from Integrys Energy Services' investment in a synthetic fuel facility decreased $15.9 million, from $29.5 million in 2006, to $13.6 million in 2007.

Earnings decreased $1.8 million from 2005 to 2006, primarily due to the following:

- An $11.0 million ($6.6 million after-tax) increase in interest expense due to higher working capital requirements, primarily related to growth in Integrys Energy Services' natural gas operations.

- A $10.6 million ($6.4 million after-tax) increase in miscellaneous expenses, primarily related to increased tons procured from Integrys Energy Services' investment in a synthetic fuel facility and the fact that Integrys Energy Services received no royalty payments from this investment in 2006.

- A $4.2 million after-tax decrease in income from discontinued operations.

- The items negatively impacting earnings (discussed above) were partially offset by a $14.4 million ($8.6 million after-tax) increase in margin (including an $11.1 million pre-tax decrease in gains on derivative instruments used to protect the value of Section 29/45K tax credits).

- A $6.7 million ($4.0 million after-tax) decrease in operating expenses, primarily related to the recognition of a $9.0 million pre-tax gain on the sale of WPS ESI Gas Storage, LLC in the second quarter of 2006.

- A $3.4 million increase in Section 29/45K federal tax credits recognized from Integrys Energy Services' investment in a synthetic fuel facility.

Holding Company and Other Operations:

In 2007, financial results decreased $19.1 million, from earnings of $0.3 million in 2006, to a net loss of $18.8 million in 2007. See "Overview of Holding Company and Other Segment Operations," for more information.

In 2006, earnings decreased $5.6 million from earnings of $5.9 million in 2005, to earnings of $0.3 million in 2006. See "Holding Company and Other Segment Operations," for more information.

Oil and Natural Gas Operations:

In connection with the PEC merger, Integrys Energy Group announced its intent to divest of PEC's oil and natural gas production operations, PEP. PEP was sold in the third quarter of 2007. In 2007, PEP recognized earnings of $56.0 million, including $58.5 million of earnings reported as discontinued operations. The $2.5 million loss reported in continuing operations related primarily to intercompany expense allocations to PEP (salaries, interest expense, etc.) related to employees and debt that remained at Integrys Energy Group after the sale. The sale of PEP resulted in a $7.6 million after-tax gain.

Earnings Per Share:

Diluted earnings per share was impacted by the items discussed above as well as an increase of 29.4 million shares (69.3%) in the weighted average number of outstanding shares of Integrys Energy Group's common stock from 2006 to 2007 and an increase of 3.7 million shares (9.6%) in the weighted average number of outstanding shares of Integrys Energy Group's common stock from 2005 to 2006. Integrys Energy Group issued 31.9 million shares of common stock on February 21, 2007, in conjunction with the merger with PEC, issued 2.7 million shares of common stock in May 2006 in order to settle its forward equity agreement with an affiliate of J.P. Morgan Securities, and issued 1.9 million shares of common stock through a public offering in November 2005. Additional shares were also issued under the Stock Investment Plan and certain stock-based employee benefit plans in 2007, 2006, and 2005.

Utility Operations

In 2007, utility operations included the regulated electric segment, consisting of the regulated electric operations of WPSC and UPPCO, and the regulated natural gas utility segment, consisting of the natural gas operations of WPSC, PGL, NSG, MGUC, and MERC. The natural gas operations of WPSC, MGUC, and MERC were included for all of 2007, while the natural gas operations of PGL and NSG were included from February 22, 2007, through December 31, 2007. The natural gas operations of WPSC were included for all of 2006, while the natural gas operations of MGUC and MERC were included from April 1, 2006, through December 31, 2006, and July 1, 2006, through December 31, 2006, respectively. For the year ended December 31, 2005, utility operations included the regulated electric segment, including the electric operations of WPSC and UPPCO, and the regulated natural gas utility segment, including the natural gas operations of WPSC.

Regulated Electric Segment Operations

(Millions)	Year Ended December 31, 2007	2006	2005	Change in 2007 Over 2006	Change in 2006 Over 2005
Revenues	**$1,246.1**	$1,099.4	$1,037.1	13.3 %	6.0 %
Fuel and purchased power costs	**636.5**	551.0	444.2	15.5 %	24.0 %
Margins	**609.6**	548.4	592.9	11.2 %	(7.5)%
Operating and maintenance expense	**321.1**	265.3	355.7	21.0 %	(25.4)%
Depreciation, amortization and decommissioning expense	**80.1**	78.5	120.4	2.0 %	(34.8)%
Taxes other than income	**43.2**	41.6	38.5	3.8 %	8.1 %
Operating income	**$ 165.2**	$ 163.0	$ 78.3	1.3 %	108.2 %
Sales in kilowatt-hours					
Residential	**3,173.6**	3,144.8	3,127.4	0.9 %	0.6 %
Commercial and industrial	**8,750.9**	8,645.2	8,641.8	1.2 %	– %
Wholesale	**4,024.9**	4,093.1	3,849.2	(1.7)%	6.3 %
Other	**42.4**	42.2	41.7	0.5 %	1.2 %
Total sales in kilowatt-hours	**15,991.8**	15,925.3	15,660.1	0.4 %	1.7 %
Weather – WPSC					
Heating degree days	**7,102**	6,785	7,401	4.7 %	(8.3)%
Cooling degree days	**634**	521	649	21.7 %	(19.7)%

Revenue

2007 Compared with 2006:

Regulated electric revenue increased $146.7 million, driven by the following:

- On January 11, 2007, the PSCW issued a final written order to WPSC authorizing a retail electric rate increase of $56.7 million (6.6%), effective January 12, 2007, for Wisconsin electric customers.
- In June 2006, the Michigan Public Service Commission (MPSC) issued a final written order to UPPCO authorizing an annual retail electric rate increase for UPPCO of $3.8 million (4.8%), effective June 28, 2006. See Note 23, "*Regulatory Environment*," for more information related to the retail electric rate increases at WPSC and UPPCO.
- On a per-unit basis, fuel and purchased power costs were approximately 17% higher during the year ended December 31, 2007, compared with the same period in 2006. In addition, sales volumes increased 0.4%, primarily related to an increase in sales volumes to residential and commercial and industrial customers, driven by warmer weather during the cooling season and colder weather during the heating season (a portion of heating load is electric) in 2007, compared with 2006. The increase in sales volumes related to weather was partially offset by an approximate 2% decrease in weather normalized residential and commercial and industrial customer usage, driven by customer conservation resulting from higher energy costs and weaker general economic conditions.

2006 Compared with 2005:

Regulated electric revenue increased $62.3 million, driven by the following:

- Approved 2006 electric rate increases for WPSC and UPPCO retail electric customers and rate increases for WPSC's wholesale customers resulting from the formula rate mechanism in place for these customers. See Note 23, "*Regulatory Environment*," for more information related to these rate increases.

- Electric sales volumes increased 1.7%, primarily related to a 6.3% increase in sales volumes to wholesale customers due to higher demand and new wholesale contracts.

- Unfavorable weather conditions during both the heating and cooling seasons for the year ended December 31, 2006, compared with 2005, partially offset the increases discussed above.

Margin

2007 Compared with 2006:

The regulated electric margin increased $61.2 million, driven by the following:

- A $57.0 million (11.5%) increase in the electric utility margin at WPSC.

  - WPSC's margin was positively impacted by the retail electric rate increases discussed above and by higher electric sales volumes to residential and commercial and industrial customers related to weather. Favorable weather conditions during both the heating and cooling seasons positively impacted margin by an estimated $6.0 million.

  - The year-over-year change in WPSC's margin was also positively impacted by a $16.2 million decrease in the 2006 margin related to the accrual of the refund to wholesale customers in 2006 of their portion of the Kewaunee nonqualified decommissioning trust fund. Pursuant to regulatory accounting, the decrease in the 2006 margin related to this refund was offset by a corresponding decrease in operating and maintenance expenses in 2006 and, therefore, did not have an impact on earnings. No such accrual to wholesale customers occurred in 2007; however, the payment of the refund was made in 2007.

  - Partially offsetting the increase in WPSC's margin, fuel, and purchased power costs were 3.7% higher than what was recovered in rates during the year ended December 31, 2007, compared with fuel and purchased power costs that were 10.5% less than what was recovered in rates during the same period in 2006, driving a $14.4 million negative variance in WPSC's electric margin. In 2007, fuel and purchased power prices were above what was projected in the rate case primarily due to higher than anticipated commodity costs and the market effects of unplanned plant outages. On October 6, 2007, a lightning strike hit Weston 3. The unit returned to full service on January 14, 2008. The unscheduled outage did not have a significant impact on the electric utility margin as the PSCW approved deferral of unanticipated fuel and purchased power costs directly related to the outage. The outage did, however, cause the price of purchased power from other sources to increase. Excluding the additional purchased power which resulted from the Weston 3 outage, fuel and purchased power costs at WPSC increased 17% in 2007, compared with the same period in 2006, primarily related to the higher per-unit cost of fuel and purchased power required from the market to serve WPSC's customers.

- UPPCO's margin increased approximately $4 million, primarily due to its retail electric rate increase, effective June 2006, and higher retail sales volumes.

2006 Compared with 2005:

The regulated electric margin decreased $44.5 million, driven by the following:

- A $48.7 million decrease in WPSC's electric margin, primarily related to the sale of the Kewaunee nuclear generation plant to Dominion Energy Kewaunee on July 5, 2005, and the related power purchase agreement. Excluding the $54.2 million increase in fixed payments made to Dominion Energy Kewaunee during the year ended December 31, 2006, WPSC's electric utility margin increased $5.5 million.

  - The retail and wholesale electric rate increases discussed above had a favorable impact on WPSC's regulated electric margin.

  - WPSC's fuel and purchased power costs were less than were recovered in rates during the year ended December 31, 2006, compared with fuel and purchased power costs that were more than were recovered in rates during the same period in 2005 (the under collection in 2005 was primarily due to the impact 2005 hurricanes had on natural gas prices), which had an estimated $23 million positive year-over-year impact on margin.

  - WPSC's margin was also positively impacted by higher wholesale electric sales volumes, driven by higher demand from existing customers and new wholesale customer contracts.

  - The increase in WPSC's margin was partially offset by a $70.8 million decrease in 2006 margin related to the refund to retail customers and the accrual for the refund to wholesale customers of a portion of the Kewaunee nonqualified decommissioning trust fund.

  - Also, unfavorable weather conditions during the 2006 heating and cooling seasons negatively impacted margin by an estimated $14 million.

- UPPCO's margin increased approximately $4 million primarily due to its first retail electric base rate increase since 2002.

Operating Income

2007 Compared with 2006:

Operating income increased $2.2 million, driven by the $61.2 million increase in regulated electric margin discussed above, partially offset by a $54.3 million (23.7%) increase in operating and maintenance expenses at WPSC and a combined $3.2 million increase in depreciation and taxes other than income taxes at the regulated electric utility.

- The change in operating and maintenance expense at WPSC was primarily related to the following:

  - Regulated electric maintenance expenses increased $15.3 million, driven by longer than anticipated planned outages and a higher number of unplanned outages year-over-year (which included major overhauls planned at the Weston 2 and Weston 3 generation stations and the De Pere Energy Center, planned major turbine and generator work performed at the Pulliam electric generation station, and several unplanned outages at the Weston 3 generation station).

  - Regulated electric transmission expenses increased $14.2 million, primarily related to higher rates charged by Midwest Independent Transmission System Operator (MISO) and ATC due to additional transmission investment.

- The regulated electric segment of WPSC was allocated external costs to achieve merger synergies of $11.4 million for the year ended December 31, 2007.

- Amortization in 2006 of the regulatory liability recorded for WPSC's obligation to refund proceeds received from the liquidation of the Kewaunee nonqualified decommissioning trust fund to wholesale electric ratepayers contributed $16.2 million to the increase in WPSC's operating and maintenance expense. Pursuant to regulatory accounting, the 2006 increase in operating and maintenance expense related to this refund was offset by a corresponding increase in 2006 margin and, therefore, did not have an impact on earnings.

- Lower pension, postretirement, and other employee benefit costs partially offset the increase in regulated electric operating and maintenance expense at WPSC.

■ An increase in depreciation expense related to continued capital investment at the electric utility, while the increase in taxes other than income reflected an increase in sales year-over-year.

2006 Compared with 2005:

Operating income increased $85.1 million, driven by a $90.8 million decrease in operating and maintenance expense, and a $41.9 million decrease in depreciation and amortization expense, partially offset by the $44.5 million decrease in the regulated electric margin.

■ The change in operating and maintenance expense was primarily related to the following:

- Partial amortization of the regulatory liability recorded for WPSC's obligation to refund proceeds received from the liquidation of the Kewaunee nonqualified decommissioning trust fund to retail and wholesale electric ratepayers contributed $70.8 million to the decrease in operating expenses in 2006, compared with 2005. Pursuant to regulatory accounting, the decrease in operating expense related to this refund was offset by a corresponding decrease in margin.

- Operating and maintenance expense related to the Kewaunee nuclear plant decreased approximately $17 million, driven by the sale of this facility in July 2005. The decrease in operating and maintenance expense related to Kewaunee did not have a significant impact on income available for common shareholders as WPSC is still purchasing the same amount of power from this facility as it obtained from it when WPSC owned a 59% interest in the plant. The cost of the power is included as a component of utility cost of fuel, natural gas, and purchased power.

- As a result of the PSCW's disallowance of certain costs, WPSC incurred a $6.1 million charge in 2005 related to one-half the loss on the sale of Kewaunee, creating a corresponding year-over-year decrease in operating expenses.

- Also, as disallowed by the PSCW, WPSC wrote-off $2.1 million in 2005 of previously deferred operating and maintenance expenses related to the 2004 extended outage at Kewaunee, creating a corresponding year-over-year decrease in operating expenses.

- Salaries and employee benefits also decreased in part due to the sale of Kewaunee in 2005.

- Partially offsetting the decrease in operating and maintenance expense, software amortization increased $5.4 million, driven by the late 2005 implementation of a new customer billing system.

- Excluding Kewaunee, maintenance expenses at the electric utility segment were up $4.9 million. Planned maintenance was required on certain combustion turbines, and maintenance expense related to electric distribution assets also increased.

- Electric transmission expense increased $4.1 million.

■ The change in depreciation, amortization and decommissioning expense was primarily related to the following:

- Approximately $41 million of decommissioning expense was recorded during 2005, compared with no decommissioning expense recorded in 2006. In 2005, realized gains on decommissioning trust assets were substantially offset by decommissioning expense pursuant to regulatory practice (see analysis of "Miscellaneous Income" below).

- A $10.2 million decrease in depreciation expense resulting from the sale of Kewaunee in July 2005. Subsequent to the sale of Kewaunee, decommissioning expense is no longer recorded.

- An increase in depreciation expense related to continued capital investment at the electric utility partially offset the overall decrease in depreciation and decommissioning expense.

Regulated Natural Gas Utility Segment Operations

(Millions)	Year Ended December 31, 2007	2006	2005	Change in 2007 Over 2006	Change in 2006 Over 2005
Revenues	**$2,103.7**	$676.9	$522.0	210.8%	29.7 %
Purchased natural gas costs	**1,453.5**	493.8	397.4	194.4%	24.3 %
Margins	**650.2**	183.1	124.6	255.1%	47.0 %
Operating and maintenance expense	**427.4**	121.3	69.4	252.4%	74.8 %
Depreciation and amortization expense	**97.7**	32.7	19.5	198.8%	67.7 %
Taxes other than income	**33.1**	11.8	6.1	180.5%	93.4 %
Operating income	**$ 92.0**	$ 17.3	$ 29.6	431.8%	(41.6)%
Throughput in therms					
Residential	**1,251.8**	351.5	241.6	256.1%	45.5 %
Commercial and industrial	**439.2**	190.6	134.7	130.4%	41.5 %
Interruptible	**59.4**	40.1	36.1	48.1%	11.1 %
Interdepartmental	**47.1**	27.6	70.8	70.7%	(61.0)%
Transport	**1,505.6**	657.5	344.0	129.0%	91.1 %
Total sales in therms	**3,303.1**	1,267.3	827.2	160.6%	53.2 %
Weather *					
WPSC heating degree days	**7,102**	6,785	7,401	4.7%	(8.3)%

** Weather information for MGUC, MERC, PGL, and NSG is not shown as the information is not comparable to the prior year since the companies were not part of Integrys Energy Group prior to April 1, 2006 (MGUC), July 1, 2006 (MERC), and February 21, 2007 (PGL and NSG).*

Revenue

2007 Compared with 2006:

Regulated natural gas utility segment revenue increased $1,426.8 million, driven by the following:

- PGL and NSG (acquired February 21, 2007) generated $1,118.5 million of natural gas utility revenue and contributed approximately 1.5 billion therms of natural gas throughput volumes in 2007.

- MERC (which acquired natural gas distribution operations in Minnesota on July 1, 2006) generated $294.0 million of natural gas utility revenue and approximately 705 million therms of natural gas throughput volumes in 2007, compared with $123.0 million of natural gas utility revenue and approximately 348 million therms of natural gas throughput volumes in 2006.

- MGUC (which acquired natural gas distribution operations in Michigan on April 1, 2006) generated $220.2 million of natural gas utility revenue and approximately 311 million therms of natural gas throughput volumes in 2007, compared with $110.1 million of natural gas revenue and approximately 193 million therms of natural gas throughput volumes during 2006.

- WPSC's natural gas utility revenue increased $27.2 million, from $443.8 million in 2006, to $471.0 million in 2007, driven by the following:

  - On January 11, 2007, the PSCW issued a final written order to WPSC authorizing a retail natural gas rate increase of $18.9 million (3.8%), effective January 12, 2007. See Note 23, "*Regulatory Environment,*" for more information related to the retail natural gas rate increase at WPSC.

  - An 8.6% increase in natural gas throughput volumes. The increase in natural gas throughput volumes was driven by a 10.3% increase in residential volumes and a 70.7% increase in natural gas volumes sold to the electric utility. The increase in sales volumes to residential customers was driven in part by colder year-over-year weather conditions during the 2007 heating season. The increase in natural gas volumes sold to the electric utility was driven by an increase in the need for the electric utility to run its peaking generation units.

  - Natural gas prices were 10.1% lower on a per-unit basis, compared with 2006, resulting in a decrease in natural gas utility revenue, which partially offset the overall increase in natural gas utility revenue at WPSC.

2006 Compared with 2005:

Regulated natural gas utility segment revenue increased $154.9 million, driven by the following:

- The acquisition of natural gas distribution operations in Michigan by MGUC on April 1, 2006, and the acquisition of natural gas distribution operations in Minnesota by MERC on July 1, 2006. These acquisitions contributed approximately $233 million to natural gas utility revenue and approximately 541 million therms to natural gas throughput volumes in 2006.

- WPSC's natural gas utility revenue was $443.8 million in 2006, compared with $522.0 million in 2005. Lower natural gas revenues at WPSC were primarily related to:

  - A 12.2% decrease in natural gas throughput volumes, primarily related to a 61.0% decrease in natural gas throughput volumes sold to the electric utility for electric generation and a 9.2% decrease in throughput volumes to residential and commercial and industrial customers. The decrease in throughput volumes

to the electric utility resulted from a decrease in the need for the electric utility to run its natural gas-fired peaking generation units during the year ended December 31, 2006, compared with 2005, and from higher dispatch of these peaking generation units by MISO in 2005 for reliability purposes. The decrease in throughput volumes to residential and commercial and industrial customers was also driven by unfavorable weather conditions in 2006 compared with 2005, as well as customer conservation efforts. Particularly at the beginning of 2006, customers were taking measures to conserve energy as a result of the high natural gas prices in the first half of 2006.

- In 2006, natural gas prices were 1.4% lower on a per-unit basis, compared with 2005, resulting from a large decline in the price of natural gas in the second half of 2006, also contributing to the decrease in natural gas revenue.

- Partially offsetting the decrease in WPSC's natural gas utility revenue was the 2006 natural gas rate increase at WPSC (see Note 23, "*Regulatory Environment*," for more information related to this rate increase).

Margin

2007 Compared with 2006:

The regulated natural gas utility segment margin increased $467.1 million, driven by the following:

- The combined margin provided by PGL and NSG in 2007 was $387.2 million.

- The combined margin at MGUC and MERC increased $55.1 million, from $59.1 million in 2006, to $114.2 million in 2007. The increase in natural gas margin at MGUC and MERC was driven primarily by the fact that MGUC and MERC operated during the first quarter heating season in 2007, but were not acquired by Integrys Energy Group until after the first quarter heating season in 2006.

- WPSC's natural gas margin increased $24.8 million, from $124.0 million in 2006, to $148.8 million in 2007. As discussed in more detail above, the increase in WPSC's margin was driven by the retail natural gas rate increase and an increase in throughput volumes to higher margin residential customers due in part to colder year-over-year weather conditions during the heating season. The increase in throughput volumes sold to the electric utility did not have a significant impact on WPSC's natural gas utility margin.

2006 Compared with 2005:

The regulated natural gas utility segment margin increased $58.5 million, driven by the following:

- The combined margin provided by MGUC and MERC was approximately $59 million.

- WPSC's natural gas utility margin decreased $0.6 million. As discussed in more detail above, a decrease in throughput volumes to higher margin residential and commercial and industrial customers was partially offset by the natural gas rate increase.

Operating Income

2007 Compared with 2006:

Operating income increased $74.7 million, driven by the $467.1 million increase in the regulated natural gas utility margin, partially offset by a $306.1 million increase in operating and maintenance expense, a $65.0 million increase in depreciation and amortization expense, and a $21.3 million increase in taxes other than income taxes.

- The increase in operating and maintenance expense was primarily related to the following:

    - Combined operating and maintenance expenses of $292.9 million were incurred by PGL and NSG in 2007.

    - Combined operating and maintenance expense at MGUC and MERC increased approximately $9 million, primarily due to the fact that both of these businesses incurred operating expenses for only a partial year in 2006, compared to incurring a full year of operating and maintenance expenses in 2007. For the year ended December 31, 2006, $11.8 million of combined operating and maintenance expense related to external transition costs, primarily for the start-up of outsourcing activities and other legal and consulting fees. For the year ended December 31, 2007, MGUC and MERC were allocated $1.7 million of external costs to achieve merger synergies related to the PEC merger.

    - Operating expenses related to WPSC's natural gas operations increased $3.7 million year-over-year, due primarily to the allocation of $2.8 million of external costs to achieve merger synergies related to the PEC merger.

- The increase in depreciation and amortization expense was primarily related to the merger with PEC (a combined $59.0 million of depreciation and amortization expense was recognized at PGL and NSG in 2007) and an increase in depreciation expense at MERC and MGUC (these businesses were not included in results of operations for the full year in 2006). Depreciation and amortization expense at WPSC's natural gas utility was relatively flat year-over-year.

- The increase in taxes other than income taxes from 2006 to 2007 was primarily related to the merger with PEC ($16.8 million of taxes other than income taxes were recognized at PGL and NSG in 2007), and the acquisition of the Michigan and Minnesota natural gas distribution operations, which were not included in results of operations for the full year in 2006. Taxes other than income taxes are primarily related to property taxes, real estate taxes, gross receipts taxes, and payroll taxes paid by these companies.

2006 Compared with 2005:

Operating income decreased $12.5 million, driven by a $71.0 million increase in total operating and maintenance expense, partially offset by the $58.5 million increase in regulated natural gas utility margin as discussed above. The increase in operating expenses is explained below.

- Operating and maintenance expenses increased $52.1 million. The increase in operating and maintenance expense at the regulated natural gas utility segment was driven by $56.6 million of combined operating and maintenance expense incurred by MGUC and MERC. Of the $56.6 million of operating and maintenance expense incurred by MGUC and MERC during the year ended December 31, 2006, $11.8 million related to external transition expenses, primarily for the start-up of outsourcing activities and other legal and consulting fees. Partially offsetting the increase in operating and maintenance

expenses related to MGUC and MERC, operating expenses related to WPSC's natural gas operations decreased, driven by decreases in various employee benefit related expenses.

- The $13.2 million year-over-year increase in depreciation expense recorded at the regulated natural gas utility segment was driven by a combined $10.4 million of depreciation expense recorded by MGUC and MERC for the year ended December 31, 2006. Continued capital investment at WPSC's natural gas utility also contributed to the increase in depreciation expense.

- The $5.7 million increase in taxes other than income taxes was driven by $4.8 million of taxes other than income taxes recorded by MGUC and MERC, primarily related to property taxes.

Integrys Energy Services' Operations

Integrys Energy Services is a diversified nonregulated energy supply and services company serving residential, commercial, industrial and wholesale customers in developed competitive markets in the United States and Canada.

Integrys Energy Services' Segment Results of Operations

(Millions, except natural gas sales volumes)	Year Ended December 31, 2007	2006	2005	Change in 2007 Over 2006	Change in 2006 Over 2005
Revenues	**$6,979.7**	$5,159.1	$5,314.9	35.3 %	(2.9)%
Cost of fuel, natural gas, and purchased power	**6,675.6**	4,978.0	5,148.6	34.1 %	(3.3)%
Margins	**$ 304.1**	$ 181.1	$ 166.3	67.9 %	8.9 %
Margin Detail					
Electric and other margins	**$164.9**	$ 60.5	$105.3	172.6 %	(42.5)%
Natural gas margins	**$139.2**	$120.6	$ 61.0	15.4 %	97.7 %
Operating and maintenance expense	**$159.4**	$81.5	$88.9	95.6 %	(8.3)%
Depreciation and amortization	**14.4**	9.4	9.5	53.2 %	(1.1)%
Taxes other than income taxes	**7.1**	7.2	5.4	(1.4)%	33.3 %
Operating income	**$123.2**	$83.0	$62.5	48.4 %	32.8 %
Gross volumes (includes volumes both physically delivered and net settled)					
Wholesale electric sales volumes in kilowatt-hours	**132,623.6**	58,794.9	44,778.3	125.6 %	31.3 %
Retail electric sales volumes in kilowatt-hours	**14,849.7**	6,554.1	8,021.0	126.6 %	(18.3)%
Wholesale natural gas sales volumes in billion cubic feet	**483.1**	402.2	338.1	20.1 %	19.0 %
Retail natural gas sales volumes in billion cubic feet	**368.8**	314.5	276.6	17.3 %	13.7 %
Physical volumes (includes only transactions settled physically for the periods shown)					
Wholesale electric sales volumes in kilowatt-hours *	**3,599.7**	968.2	1,515.6	271.8 %	(36.2)%
Retail electric sales volumes in kilowatt-hours *	**14,584.4**	4,565.6	6,594.5	219.4 %	(30.8)%
Wholesale natural gas sales volumes in billion cubic feet *	**445.6**	373.5	327.8	19.3 %	13.9 %
Retail natural gas sales volumes in billion cubic feet *	**319.4**	264.0	227.7	21.0 %	15.9 %

** Represents gross physical volumes.*

Revenue

2007 Compared with 2006:

- Year-over-year, revenues increased approximately $1.8 billion. The increase was primarily due to increased volumes as a result of the addition of the nonregulated energy operations of PEC and an average increase in 2007 electric prices of over 10%. In addition to revenue and volume contributions from the merger with PEC, retail electric sales volumes and related revenue increased as a result of Integrys Energy Services' new retail electric product offerings to existing markets and expansion into new retail electric markets. Wholesale electric sales volumes and revenue increased as a result of the additional wholesale origination structured transactions. Wholesale natural gas volumes increased as a result of an increase in the profitability of wholesale origination structured natural gas transactions throughout 2006 and into 2007. Some of these transactions were entered into in prior periods for future delivery; therefore, Integrys Energy Services is seeing an increase in volumes in the periods in which these transactions settle. Retail natural gas volumes also increased, driven by favorable pricing compared with 2006, which encouraged new and existing customers to enter into or extend supply contracts with Integrys Energy Services.

2006 Compared with 2005:

- Year-over-year, revenues decreased $155.8 million, primarily related to a decrease in both physical retail and wholesale electric sales volumes and a decrease in energy prices during the latter half of 2006. The decrease in physical retail electric sales volumes was driven by a decrease in retail electric sales volumes in Ohio as aggregation sales in Ohio ended on December 31, 2005, with the expiration of Integrys Energy Services' contracts with Ohio aggregation customers. Michigan retail electric sales volumes also decreased as many customers returned to their utility supplier beginning in 2005 and continuing into 2006 as a result of high wholesale energy prices and utility tariff

changes, which significantly lowered the savings that customers could obtain from contracting with non-utility suppliers. In other areas, lower wholesale energy prices in the latter half of 2006 allowed Integrys Energy Services to sign up a significant number of new retail customers. The decrease in physically settled wholesale electric sales volumes was driven by a trend toward more financially settled transactions in 2006, compared to 2005.

Margins

Integrys Energy Services' margin increased $123.0 million from 2006 to 2007 and increased $14.8 million from 2005 to 2006. The table below provides a summary of the significant items contributing to the change in margin. "Other significant items" in the table below are generally related to the timing of gain and loss recognition on certain transactions and the settlement of the derivative instruments used to protect the value of Section 29/45K tax credits.

(Millions, except natural gas sales volumes)	Increase (Decrease) in Margin in 2007	2006
Electric and other margins		
Realized gains on structured origination contracts	$ 11.8	$ 6.3
Realized retail electric margin	15.9	(2.9)
All other wholesale electric operations	3.9	4.8
Other significant items:		
Oil option activity	22.0	(11.1)
Retail mark-to-market activity	45.3	(27.3)
2005 liquidation of electric supply contract	5.5	(14.6)
Net increase (decrease) in electric and other margins	104.4	(44.8)
Natural gas margins		
Realized natural gas margins	8.0	32.2
Other significant items:		
Mass market supply options	6.6	(8.4)
Spot to forward differential	(0.2)	5.4
Other mark-to-market activity	4.2	30.4
Net increase in natural gas margins	18.6	59.6
Net increase in Integrys Energy Services' margin	$123.0	$14.8

Electric and Other Margins

Integrys Energy Services' electric and other margins increased $104.4 million from 2006 to 2007 and decreased $44.8 million from 2005 to 2006. The 2007 electric and other margin included the negative impact of $15.2 million of amortization related to purchase accounting adjustments required as a result of the merger with PEC. The following items were the most significant contributors to the change in Integrys Energy Services' electric and other margins.

REALIZED GAINS ON STRUCTURED ORIGINATION CONTRACTS

- Realized gains on structured origination contracts increased $11.8 million, from $6.3 million in 2006 to $18.1 million in 2007. Origination contracts are physical, customer-based agreements with municipalities, merchant generators, cooperatives, municipalities, and regulated utilities. The increase was primarily due to continued growth in existing markets in the Midwest and northeastern United States, as well as expansion into the markets in the western United States.

- Realized gains on structured origination contracts increased $6.3 million from 2005 to 2006. The increase was primarily due to realized gains from origination contracts involving the sale of energy through structured transactions to wholesale customers in the Midwest and northeastern United States. These origination contracts were not in place in 2005. Integrys Energy Services provided products to large origination customers desiring to take advantage of falling energy prices.

REALIZED RETAIL ELECTRIC MARGIN

- The realized retail electric margin increased $15.9 million from $18.3 million in 2006 to $34.2 million in 2007. The change was primarily due to the following:

  - A $13.9 million increase related to operations in Illinois, driven by the merger with PEC's nonregulated business and the addition of new customers due to the expiration of certain regulatory provisions in the state in 2007 that effectively opened the market to nonregulated energy suppliers.

  - A $6.0 million increase related to operations in Texas, as a result of further penetration into this market resulting from continued marketing efforts. Retail offerings in Texas first began in the third quarter of 2006.

  - A $3.6 million increase related to operations in New England as new customers were added due to an increased sales focus in this region.

- Partially offsetting the increases discussed above were:

  - A $4.4 million decrease related to Michigan operations as many customers continued to return to utility suppliers as a result of high wholesale energy prices and changes in utility tariffs, which have continued to make the Michigan energy market less competitive.

  - A $3.3 million decrease related to operations in the state of New York, related to a change in the product mix offered to customers in response to utility rate structure changes.

- The realized retail electric margin decreased $2.9 million from 2005 to 2006. The decrease was primarily driven by an $8.2 million decrease in margin in Ohio and a $3.7 million decrease in margin in northern Maine. These decreases were partially offset by a $4.4 million increase in margin in Michigan, a $2.8 million increase in margin in New York, and positive margin contributions from retail electric operations in Texas and Illinois. Integrys Energy Services' retail electric aggregation sales in Ohio ended on December 31, 2005, with the expiration of Integrys Energy Services' contracts with Ohio aggregation customers. The decrease in margin from operations in northern Maine was driven by higher supply costs in part tied to diesel fuel prices. A portion of the electricity purchased by Integrys Energy Services to supply customers in northern Maine is derived from burning wood chips. The cost to transport wood chips, as well as the operating costs of the machine utilized to make the wood chips, were negatively impacted by higher diesel fuel prices. In 2006, Integrys Energy Services shared in this diesel fuel exposure with the generation supplier. The increase in margin from retail electric operations in Michigan was driven by the elimination of the Seams Elimination Charge Adjustment (SECA) effective March 31, 2006. See Note 23, "*Regulatory Environment,*" for more information related to SECA. Integrys Energy Services began developing a product offering in the Texas retail electric market in 2005 and started to deliver power to these customers in July 2006. In 2006, Integrys Energy Services began offering retail electric products to large commercial and industrial customers in Illinois. In 2005, Integrys Energy Services was only offering natural gas products and energy management services to customers in Illinois.

ALL OTHER WHOLESALE ELECTRIC OPERATIONS

As part of its trading activities, Integrys Energy Services seeks to generate profits from the volatility of the price of electricity by purchasing or selling various financial and physical instruments (such as forward contracts, options, financial transmission rights, and capacity contracts) in established wholesale markets where Integrys Energy Services has market expertise, under risk management policies set by management and approved by Integrys Energy Group's Board of Directors. Integrys Energy Services also seeks to reduce market price risk and extract additional value from its generation and customer supply portfolios through the use of various financial and physical instruments (such as forward contracts, options, financial transmission rights, and capacity contracts). Period-by-period variability in the margin contributed by Integrys Energy Services' optimization strategies and trading activities is expected due to changing market conditions and differences in the timing of gains and losses recognized on derivative and non-derivative contracts, as required by generally accepted accounting principles. A diverse mix of products and markets, combined with disciplined execution and exit strategies, has allowed Integrys Energy Services to generate economic value and earnings from these activities while staying within the value-at-risk (VaR) limits authorized by Integrys Energy Group's Board of Directors. For more information on VaR, see "Item 7A, Quantitative and Qualitative Disclosures about Market Risk."

- Integrys Energy Services' margin from all other wholesale electric operations increased $3.9 million from 2006 to 2007, driven by an increase in net realized and unrealized gains (primarily unrealized gains) related to trading activities utilized to optimize the value of Integrys Energy Services' merchant generation fleet and energy contract portfolios. Partially offsetting the increase resulting from realized and unrealized gains, the overall level of proprietary trading was less in 2007, due primarily to a decrease in electric price volatility during the first three quarters of 2007, increased emphasis on structured electric transactions in 2007, and the departure of several key traders in the third quarter of 2006. Proprietary trading started picking up again in the fourth quarter of 2007 as electric price volatility increased. Integrys Energy Services used the 2006 departure of several of its traders as an opportunity to restructure trading operations into two groups. Its East trading group was relocated from Washington, D.C., to Chicago and the West trading group is located in Denver. The restructured trading operations allow Integrys Energy Services to more effectively service customers in the West by providing better diversification of trading talent, market expertise, and product offerings.

- Integrys Energy Services' margin from all other wholesale electric operations increased $4.8 million from 2005 to 2006, driven by an increase in net realized and unrealized gains related to trading activities utilized to optimize the value of Integrys Energy Services' merchant generation fleet and energy contract portfolios.

OIL OPTION ACTIVITY

- Oil option activity drove a $22.0 million increase in electric and other margins from 2006 to 2007. The oil options were utilized to protect the value of a portion of Integrys Energy Services' Section 29/45K federal tax credits from 2005 to 2007. However, companies are no longer allowed to generate tax credits from the production of synthetic fuel as this program ended effective December 31, 2007. Therefore, Integrys Energy Services exercised substantially all of its remaining oil options in 2007. Net mark-to-market and realized losses on oil options of $2.4 million were recognized in 2006, compared with net mark-to-market and realized gains on oil options of $19.6 million in 2007. These derivative instruments were not designated as hedging instruments and, as a result, changes in the fair value were recorded in earnings. The increase in the fair value of these instruments in 2007 over 2006 reflects increased oil prices.

- Oil option activity drove an $11.1 million decrease in electric and other margins from 2005 to 2006. The decrease was driven by a decrease in the fair value of derivative instruments utilized to protect the value of a portion of Integrys Energy Services' Section 29/45K federal tax credits from 2005 to 2006. This decrease is a result of net mark-to-market and realized losses on oil options of $2.4 million in 2006, compared with net mark-to-market and realized gains on oil options of $8.7 million in 2005.

RETAIL MARK-TO-MARKET ACTIVITY

Earnings volatility from this activity results from the application of derivative accounting rules to customer supply contracts (requiring that these derivative instruments be marked-to-market), without a corresponding mark-to-market offset related to the customer sales contracts, which are not considered derivative instruments. These mark-to-market gains and losses will vary each period, and ultimately reverse as the related customer sales contracts settle. As a result, Integrys Energy Services generally experiences mark-to-market losses on supply contracts in periods of declining wholesale prices and mark-to-market gains in periods of increasing wholesale prices.

- Results from retail mark-to-market activity increased $45.3 million from $18.5 million of unrealized losses in 2006 to $26.8 million of unrealized gains in 2007.

- Results from retail mark-to-market activity decreased $27.3 million from 2005 to 2006.

2005 LIQUIDATION OF ELECTRIC SUPPLY CONTRACT

In the fourth quarter of 2005, an electricity supplier exiting the wholesale market in Maine requested that Integrys Energy Services liquidate a firm contract to buy power in 2006 and 2007. At that time, Integrys Energy Services recognized an $8.2 million gain related to the liquidation of the contract and entered into a new contract with another supplier for firm power in 2006 and 2007 to supply its customers in Maine. The cost to purchase power under the new contract was more than the cost under the liquidated contract. The liquidation and subsequent replacement of this contract resulted in the following:

- A $5.5 million increase in margins from 2006 to 2007. The replacement contract increased the cost of purchased power needed to serve customers in Maine by $6.4 million in 2006, compared with $0.9 million in 2007.

- A $14.6 million negative impact on the 2006 electric and other margin, as a result of higher purchased power costs recorded under the new contract of $6.4 million compared with an $8.2 million gain recognized on the liquidation of the original contract in 2005.

Natural Gas Margins

Integrys Energy Services' natural gas margins increased $18.6 million from 2006 to 2007 and increased $59.6 million from 2005 to 2006. The 2007 natural gas margins included the negative impact of $6.1 million of amortization related to purchase accounting adjustments required as a result of the merger with PEC. The following items were the most significant contributors to the change in Integrys Energy Services' natural gas margins.

REALIZED NATURAL GAS MARGINS

- Realized natural gas margins increased $8.0 million, from $92.6 million in 2006, to $100.6 million in 2007. The majority of this increase, $5.7 million, was driven by margin contributed by the nonregulated retail natural gas marketing operations of PEC and improved supply optimization, as Integrys Energy Services was able to secure lower supply costs for firm sales commitments to retail natural gas customers in Ohio and Illinois. The remaining increase in realized natural gas margins was

driven by the nonregulated wholesale natural gas marketing operations added with the PEC merger.

- Realized natural gas margins increased $32.2 million, from $60.4 million in 2005, to $92.6 million in 2006. The majority of this increase, $26.6 million, related to an increase in retail natural gas margin, driven by continued expansion of Integrys Energy Services' Canadian retail operations (including higher sales volumes to existing customers as well as new customer additions). Margins from retail natural gas operations in Wisconsin, Michigan, and Illinois also increased, as Integrys Energy Services was able to better manage supply to these customers, aided by favorable market conditions. The remaining $5.6 million increase in realized natural gas margins related to wholesale operations, driven by an increase in structured wholesale natural gas transactions attributed to an increase in the volatility of the price of natural gas as well as high natural gas storage spreads during most of 2006.

MASS MARKET SUPPLY OPTIONS

Options utilized to manage supply costs for mass market customers are used to reduce the risk of price movements, customer migration, and changes in consumer consumption patterns. Earnings volatility results from the application of derivative accounting rules to the options (requiring that these derivative instruments be marked-to-market), without a corresponding mark-to-market offset related to the customer contracts. Full requirements natural gas contracts with Integrys Energy Services' customers are not considered derivatives and, therefore, no gain or loss is recognized on these contracts until settlement. The option mark-to-market gains and losses will reverse as the related customer sales contracts settle.

- In 2007, options utilized to manage supply costs for mass market customers drove a $6.6 million increase in Integrys Energy Services' natural gas margin. These options had a $1.1 million positive impact on margin in 2007 (commensurate with higher natural gas prices), compared with a negative $5.5 million impact on margin in 2006 (commensurate with declining natural gas prices).

- In 2006, options utilized to manage supply costs for mass market customers drove an $8.4 million decrease in Integrys Energy Services' natural gas margin. These options had a $5.5 million negative impact on Integrys Energy Services' natural gas margin in 2006 (commensurate with declining natural gas prices), compared with a $2.9 million positive impact on margin in 2005 (commensurate with higher natural gas prices in the latter half of 2005).

SPOT TO FORWARD DIFFERENTIAL

Integrys Energy Services experiences earnings volatility associated with the natural gas storage cycle, which runs annually from April through March of the next year. Generally, injections of natural gas into storage inventory take place in the summer months and natural gas is withdrawn from storage in the winter months. Integrys Energy Services' policy is to hedge the value of natural gas storage with contracts in the over-the-counter and futures markets, effectively locking in a margin on the natural gas in storage. However, fair market value hedge accounting rules require the natural gas in storage to be marked-to-market using spot prices, while the future sales contracts are marked-to-market using forward prices. When the spot price of natural gas changes disproportionately to the forward price of natural gas, Integrys Energy Services experiences volatility in its earnings. Consequently, earnings volatility may occur within the contract period for natural gas in storage. The accounting treatment does not impact the underlying cash flows or economics of these transactions.

- The natural gas storage cycle had a negative $0.2 million impact on natural gas margins from 2006 to 2007. There was no material impact on margin as a result of the natural gas storage cycle in 2007 compared with a $0.2 million positive impact in 2006. At December 31, 2007, the market value of natural gas in storage was $5.6 million less than the market value of future sales contracts (net unrealized loss), related to the 2007/2008 natural gas storage cycle. This $5.6 million difference is expected to vary with market conditions, and will reverse entirely and have a positive impact on earnings when all of the natural gas is withdrawn from storage.

- The natural gas storage cycle had a positive $5.4 million impact on natural gas margins from 2005 to 2006. In 2006, the natural gas storage cycle had a positive $0.2 million impact on margin, compared with a $5.2 million negative impact on margin in 2005.

OTHER MARK-TO-MARKET ACTIVITY

Other mark-to-market activity primarily relates to changes in the fair market value of basis swaps utilized to mitigate market price risk associated with natural gas transportation contracts and certain natural gas sales contracts as well as contracts utilized to mitigate market price risk related to certain natural gas storage contracts. Earnings volatility results from the application of derivative accounting rules to the basis and other swaps (requiring that these derivative instruments be marked-to-market), without a corresponding mark-to-market offset related to the physical natural gas transportation contracts, the natural gas sales contracts, or the natural gas storage contracts (as these contracts are not considered derivative instruments). Therefore, no gain or loss is recognized on the transportation contracts, customer sales contracts, or natural gas storage contracts until physical settlement of these contracts occurs.

- Derivative instruments not previously discussed drove a $4.2 million increase in the natural gas margins as mark-to-market gains on these instruments increased to $37.5 million in 2007.

- Derivative instruments not previously discussed drove a $30.4 million increase in the natural gas margins as mark-to-market gains on these instruments increased in 2006, compared with 2005.

Operating Income

2007 Compared with 2006:

- Operating income at Integrys Energy Services increased $40.2 million, driven by the $123.0 million increase in margin discussed above, partially offset by a $77.9 million increase in operating and maintenance expense and a $5.0 million increase in depreciation and amortization expense.

  The increase in operating and maintenance expense was driven by higher payroll and benefit costs related to additional employees required as a result of continued business expansion activities at Integrys Energy Services (the most significant of which related to the merger of PEC's nonregulated operation into Integrys Energy Services). A $9.0 million pre-tax gain on the 2006 sale of WPS ESI Gas Storage, LLC, $7.7 million of costs to achieve merger synergies and additional costs related to plant outages of $2.6 million in 2007 also contributed to the increase in operating and maintenance expense.

2006 Compared with 2005:

- Operating income at Integrys Energy Services increased $20.5 million, driven by the $14.8 million increase in margin discussed above and a $7.4 million decrease in operating and maintenance expense. The decrease in operating and maintenance expense was primarily related to a $9.0 million pre-tax gain recognized on the sale of WPS ESI Gas Storage, LLC in the second quarter of 2006. This gain was partially offset by higher payroll and benefit costs related to an increase in the number of employees as a result of business expansion activities.

Holding Company and Other Segment Operations

2007 Compared with 2006:

Financial results at the Holding Company and Other segment decreased $19.1 million, from net income of $0.3 million for the year ended December 31, 2006, to a net loss of $18.8 million for the year ended December 31, 2007. The change was driven by the following:

- A $42.0 million ($25.2 million after-tax) increase in interest expense, driven by additional borrowings assumed in the merger with PEC, as well as an increase in short-term and long-term borrowings required to fund the acquisitions of the natural gas distribution operations in Michigan and Minnesota, higher working capital requirements at Integrys Energy Services, and transaction and transition costs related to the merger with PEC.

- A $6.2 million ($3.7 million after-tax) gain on the sale of Integrys Energy Group's one-third interest in Guardian Pipeline, LLC in April 2006 also contributed to the decrease in year-over-year earnings.

- An $11.5 million increase in pre-tax earnings ($6.9 million after-tax) from Integrys Energy Group's 34.5% ownership interest in ATC. Integrys Energy Group recorded $50.5 million of pre-tax equity earnings from ATC during the year ended December 31, 2007, compared with $39.0 million for the same period in 2006.

- A $1.7 million ($1.0 million after-tax) decrease in operating and maintenance expenses, primarily related to the reallocation of external costs to achieve merger synergies associated with the PEC merger, incurred from July 2006 through March 2007. In March 2007, all external costs to achieve were reallocated from the Holding Company and Other segment (where they were initially recorded) to other reportable segments, which will ultimately be the beneficiaries of the synergy savings resulting from the costs to achieve.

2006 Compared with 2005:

Earnings at the Holding Company and Other segment decreased $5.6 million, from net income of $5.9 million for the year ended December 31, 2005, to a net income of $0.3 million for the year ended December 31, 2006. The changes were driven by the following:

- A $12.9 million increase in interest expense, net of intercompany interest income ($7.7 million after taxes). Higher interest expense was driven by an increase in short-term and long-term borrowings required to fund the acquisition of natural gas distribution operations in Michigan and Minnesota and working capital requirements at Integrys Energy Services.

- A $9.2 million increase in operating and maintenance expense ($5.5 million after taxes). The increase in operating and maintenance expense was driven by legal and consulting expenses related to business expansion activities, primarily attributed to the merger with PEC.

- A $4.8 million year-over-year decrease in after-tax gains from land sales.

- A $13.9 million increase in pre-tax earnings ($8.3 million after-tax) from ATC (pre-tax equity earnings from ATC increased to $39.0 million in 2006, from $25.1 million in 2005).

- A $6.2 million ($3.7 million after-tax) gain recognized from the 2006 sale of Integrys Energy Group's one-third interest in Guardian Pipeline, LLC.

Summary of External Costs to Achieve

Below is a table depicting the pre-tax impact that external costs to achieve had on each reportable segment of Integrys Energy Group during the year ended December 31, 2007. Note that external costs to achieve incurred at the holding company in 2006 and the first quarter of 2007 were reallocated down to the segment level in the first quarter of 2007.

Reportable Segment *(Millions)*	2007 Pre-tax Impact (Income)/Expense
Electric utility	**$12.3**
Natural gas utility	**4.5**
Integrys Energy Services	**7.7**
Holding company and other	**(6.8)**
Total	**$17.7**

Other Income (Expense)

(Millions)	Year Ended December 31, 2007	2006	2005	Change in 2007 Over 2006	Change in 2006 Over 2005
Miscellaneous income	**$ 64.1**	$ 42.8	$88.8	49.8 %	(51.8)%
Interest expense	**(164.5)**	(99.2)	(62.0)	65.8 %	60.0 %
Minority interest	**0.1**	3.8	4.5	(97.4)%	(15.6)%
Other (expense) income	**$(100.3)**	$(52.6)	$31.3	90.7 %	–

Miscellaneous Income

2007 Compared with 2006:

The $21.3 million increase in miscellaneous income was primarily driven by:

- An $11.5 million increase in pre-tax equity earnings from Integrys Energy Group's 34.5% ownership interest in ATC.

- A $5.7 million decrease in pre-tax losses recognized for the year related to Integrys Energy Services' investment in a synthetic fuel facility. Integrys Energy Services took less production from this facility in 2007 compared with 2006.

- A $3.8 million increase in foreign currency gains at Integrys Energy Services' Canadian subsidiaries, which was offset by related losses in gross margin. These transactions are substantially hedged from an economic perspective, resulting in no significant impact on income (loss) available for common shareholders.

- An increase of $2.9 million, partially due to an increase in interest income recognized related to the transmission facilities WPSC is funding on ATC's behalf pending the start-up of Weston 4.

- A decrease due to the $6.2 million pre-tax gain recognized from the sale of Integrys Energy Group's one-third interest in Guardian Pipeline, LLC in the second quarter of 2006.

2006 Compared with 2005:

Miscellaneous income decreased $46.0 million driven primarily by:

- Approximately $41 million of realized gains on nuclear decommissioning trust assets recorded during the year ended December 31, 2005. Pursuant to regulatory practice, the increase in miscellaneous income related to these realized gains was offset by a corresponding increase in decommissioning expense in 2005.
- Integrys Energy Services' equity investment in a synthetic fuel facility contributed an additional $11.3 million decrease in miscellaneous income, driven in part by additional synthetic fuel production procured in 2006 from our partners in this facility.
- Pre-tax gains recognized on land sales decreased $8.0 million, from $10.3 million in 2005 to $2.3 million in 2006.
- These decreases were partially offset by a $13.9 million increase in pre-tax equity earnings from ATC and a $6.2 million pre-tax gain recognized from the sale of Integrys Energy Group's one-third interest in Guardian Pipeline, LLC.

Interest Expense

2007 Compared with 2006:

Interest expense increased $65.3 million as a result of:

- Interest expense of $30.3 million recorded at PGL and NSG from February 22, 2007, through December 31, 2007.
- The remaining increase in interest expense was driven by an increase in short-term and long-term borrowings required to fund the acquisitions of the natural gas distribution operations in Michigan and Minnesota, higher working capital requirements at Integrys Energy Services, and transaction and transition costs related to the merger with PEC.

2006 Compared with 2005:

Interest expense increased $37.2 million due primarily to:

- An increase in the average amount of both short-term and long-term debt outstanding and higher average short-term interest rates. During 2006, borrowings were primarily utilized to fund the purchase of natural gas distribution operations in Michigan and Minnesota, the construction of Weston 4, and for working capital requirements at Integrys Energy Services.

Minority Interest

2007 Compared with 2006:

A decrease of $3.7 million in minority interest related to Integrys Energy Services' synthetic fuel operations. In 2007, Integrys Energy Services' partner elected to stop receiving production from the synthetic fuel facility and, therefore, did not share in losses from this facility.

2006 Compared with 2005:

Minority interest related to Integrys Energy Services' synthetic fuel operation did not significantly change for the year ended December 31, 2006, compared to the same period in 2005.

Provision for Income Taxes

	Year Ended December 31,		
	2007	2006	2005
Effective tax rate	32.2%	22.9%	20.8%

The 2007 increase in the effective tax rate was driven by a decrease in Section 29/45K federal tax credits recognized in 2007 compared with 2006. The decrease in Section 29/45K federal tax credits recognized was driven by the impact of high oil prices on our ability to realize the benefit of Section 29/45K federal tax credits. Section 29/45K federal tax credits recognized from the production and sale of synthetic fuel were $13.6 million in 2007, compared with $29.5 million in 2006.

The 2006 increase in the effective tax rate was driven by a higher effective state tax rate, primarily related to the acquisition of regulated natural gas operations in Minnesota and also due to a loss in value of various state net operating loss carryforwards. Section 29/45K federal tax credits from the production and sale of synthetic fuel increased $3.4 million to $29.5 million in 2006, to partially offset the increase in effective tax rate.

Discontinued Operations, Net of Tax

2007 Compared with 2006:

Income from discontinued operations, net of tax, increased $66.0 million, from after-tax income of $7.3 million in 2006 to after-tax income of $73.3 million in 2007.

- In September 2007, Integrys Energy Group completed the sale of PEP for approximately $879.1 million. Post-closing adjustments in the amount of $9.9 million were settled in February 2008 related to this sale, which reduced the sale price to $869.2 million. These post-closing adjustments were funded through other current liabilities at December 31, 2007. During the year ended December 31, 2007, $58.5 million of income from discontinued operations was recognized related to PEP, which included an after-tax gain of $7.6 million on the sale.
- Discontinued operations, net of tax, related to WPS Niagara Generation, LLC (Niagara), which was sold in January 2007, increased $14.4 million, from income of $0.4 million in 2006 to income of $14.8 million in 2007. The increase in income generated from Niagara was mostly due to a $14.7 million after-tax gain on the sale of the facility.
- Partially offsetting these increases were discontinued operations related to Sunbury Generation, LLC (Sunbury). Income from discontinued operations related to Sunbury was $6.9 million for the period January 1, 2006, through the date of sale in July 2006, including a $12.5 million after-tax gain on the sale of this facility.

2006 Compared with 2005:

Income from discontinued operations, net of tax, decreased $4.2 million, from after-tax income of $11.5 million in 2005 to after-tax income of $7.3 million in 2006.

- Discontinued operations, net of tax, related to Sunbury decreased $2.2 million, from income of $9.1 million in 2005, to income of $6.9 million in 2006. The $6.9 million of income recorded in 2006 included a $12.5 million after-tax gain on the sale of Sunbury, which was sold in July 2006.

- Discontinued operations, net of tax, related to WPS Niagara Generation, LLC decreased $2.0 million, from income of $2.4 million in 2005 to income of $0.4 million in 2006. The decrease in income generated from WPS Niagara Generation was mostly due to a decrease in the average price per megawatt sold from this facility in 2006 compared to 2005.

Cumulative Effect of Change in Accounting Principles

2006 Compared with 2005:

In March 2005, the Financial Accounting Standards Board (FASB) issued Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations." This Interpretation clarifies when companies are required to recognize conditional legal asset retirement obligations that result from the acquisition, construction, and normal operation of a long-lived asset. Because the accounting for conditional asset retirement obligations had been interpreted differently between companies, Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations," had been inconsistently applied in practice.

The adoption of Interpretation No. 47 at Integrys Energy Services on December 31, 2005, resulted in a negative $1.6 million after-tax cumulative effect of change in accounting principle, related to recording a liability for asbestos remediation at certain of Integrys Energy Services' generation plants. For the utility segments of Integrys Energy Group, we concluded it was probable that any differences between expenses under Interpretation No. 47 and expenses currently recovered through customer rates will be recoverable in future customer rates. Accordingly, the adoption of this statement had no impact on the utility segment's income.

Balance Sheet

Net accounts receivable increased $368.0 million (35.5%), from $1,037.3 million at December 31, 2006, to $1,405.3 million at December 31, 2007, primarily due to the following:

- At December 31, 2007, PGL and NSG had a net accounts receivable balance of $196.0 million.

- Net accounts receivable at Integrys Energy Services increased $83.5 million, driven primarily by the integration of PEC's nonregulated business into Integrys Energy Services, as well as continued growth in Integrys Energy Services' business in 2007.

- Net accounts receivable at WPSC increased $84.7 million (49.8%), primarily due to an $82.3 million receivable from ATC pertaining to transmission facilities required to support Weston 4 that WPSC is funding on their behalf pending completion of Weston 4. At December 31, 2006, the amount owed to WPSC by ATC was $20.8 million and was included as a component of other long-term assets. At December 31, 2007, the $20.8 million was reflected as a receivable from ATC as was the $61.5 million of incremental funding that was incurred in 2007.

Accrued unbilled revenues increased $279.9 million (151.5%), from $184.8 million at December 31, 2006, to $464.7 million at December 31, 2007, primarily driven by combined accrued unbilled revenues of $155.1 million at PGL and NSG at December 31, 2007. Accrued unbilled revenues at Integrys Energy Services also increased $108.9 million, driven by the integration of PEC's nonregulated business into Integrys Energy Services, as well as continued growth in Integrys Energy Services' business in 2007.

Inventories increased $207.1 million (45.4%), from $456.3 million at December 31, 2006, to $663.4 million at December 31, 2007. The inventory balance at Integrys Energy Services increased $139.9 million (48.6%), due to the addition of PEC's nonregulated business as well as an increase in storage volumes related to continued growth of Integrys Energy Services' natural gas business in new and existing markets. The inventory balance at PGL and NSG was $93.8 million at December 31, 2007.

At December 31, 2007, compared to December 31, 2006, total assets from risk management activities decreased $76.8 million (5.6%) and total liabilities from risk management activities decreased $80.9 million (6.4%). The decrease in assets and liabilities from risk management activities was driven by timing of mark-to-market gain and loss recognition on the underlying contracts. Although total risk management assets and liabilities decreased, long-term risk management assets and liabilities increased at December 31, 2007, compared to December 31, 2006. This increase related to more emphasis on structured origination contracts, which are physical, customer based agreements with municipalities, merchant generators, and regulated utilities, and are generally longer term in nature.

Total regulatory assets increased $805.2 million (183.5%), from $438.8 million at December 31, 2006, to $1,244.0 million at December 31, 2007, primarily attributed to a $656.1 million increase in the regulatory asset related to environmental remediation costs and a $63.2 million increase in the regulatory asset for pension and postretirement benefit related items. The increase in the environmental related regulatory asset related to estimated costs of future natural gas remediation for several manufactured gas plant sites at PGL and NSG. See Note 17, "*Commitments and Contingencies,*" for more information. The increase in the regulatory asset related to pension and postretirement benefit related items was driven by the merger with PEC and changes Integrys Energy Group made to certain of its retirement benefit plans. See Note 19, "*Employee Benefit Plans,*" for more information.

Net property, plant, and equipment increased $1,929.0 million (76.1%), from $2,534.8 million at December 31, 2006, to $4,463.8 million at December 31, 2007, due primarily to the following:

- Net property, plant, and equipment related to PGL and NSG at December 31, 2007, was $1,788.6 million.

- Net property, plant, and equipment at WPSC increased $106.0 million. WPSC's capital expenditures in 2007 were $221.1 million, in part due to $100.3 million of capital expenditures related to the construction of Weston 4 and the purchase of unit trains for this facility, partially offset by depreciation and amortization expense of $96.4 million in 2007.

The $644.0 million (212.0%) increase in goodwill from December 31, 2006, to December 31, 2007, is primarily related to goodwill recorded in conjunction with the PEC merger. See Note 11, "*Goodwill and Other Intangible Assets,*" for more information.

The change in pension and postretirement assets and liabilities recorded on the Consolidated Balance Sheets was driven by the PEC merger as well as changes Integrys Energy Group made to certain of its

retirement benefit plans, as well as changes made to the assumptions used to measure these plans at December 31, 2007, compared with December 31, 2006. See Note 19, "*Employee Benefit Plans,*" for more information.

Detailed explanations for changes in the short-term and long-term debt balances at December 31, 2007, compared to December 31, 2006, are included in Note 13, "*Short-Term Debt and Lines of Credit,*" and Note 14, "*Long-Term Debt.*"

Accounts payable increased $382.4 million (40.3%), from $949.4 million at December 31, 2006, to $1,331.8 million at December 31, 2007. Accounts payable recorded at PGL and NSG at December 31, 2007, was $197.0 million. Accounts payable at Integrys Energy Services increased $177.8 million, driven by the addition of PEC's nonregulated business ($120.6 million of accounts payable related to PEC's nonregulated operations was assumed on the merger date). Accounts payable at Integrys Energy Services also increased as a result of an increase in natural gas purchases in the fourth quarter of 2007, compared with the same quarter of 2006, due to general business growth.

Other current liabilities increased $304.0 million (168.8%), from $180.1 million at December 31, 2006, to $484.1 million at December 31, 2007, primarily due to an increase in liabilities related to vacation, salaries, and other general expenses related to the PEC merger.

Environmental remediation liabilities increased $609.8 million (636.5%), from $95.8 million at December 31, 2006, to $705.6 million at December 31, 2007. The increase related to estimated costs of future natural gas remediation for several manufactured gas plant sites at PGL and NSG. PGL and NSG anticipate that natural gas plant site remediation costs will be collected in rates; therefore, an offsetting regulatory asset has been recorded. See Note 17, "*Commitments and Contingencies,*" for more information.

Liquidity and Capital Resources

We believe that our cash balances, liquid assets, operating cash flows, access to equity capital markets and borrowing capacity made available because of strong credit ratings, when taken together, provide adequate resources to fund ongoing operating requirements and future capital expenditures related to expansion of existing businesses and development of new projects. However, our operating cash flow and access to capital markets can be impacted by macroeconomic factors outside of our control. In addition, our borrowing costs can be impacted by short-term and long-term debt ratings assigned by independent rating agencies. Currently, we believe our ratings are among the best in the energy industry (see "Financing Cash Flows—Credit Ratings" below).

Operating Cash Flows

During 2007, net cash provided by operating activities was $238.5 million, compared with $72.9 million in 2006. The $165.6 million increase in net cash provided by operating activities was driven by a $84.0 million decrease in working capital requirements year-over-year. It is important to note that changes in working capital balances at February 21, 2007, as a result of the PEC merger are not incorporated in the Consolidated Statement of Cash Flows, as the merger was a noncash transaction. Only PEC changes in working capital from the merger date to December 31, 2007, are included. Inventory levels at Integrys Energy Services increased from December 31, 2006, to December 31, 2007, but this change was less than the increase from December 31, 2005, to December 31, 2006, driving the majority of the decrease in working capital requirements. Integrys Energy Services continued to see growth in its natural gas business in both new and existing markets. The year-over-year change in natural gas inventories at the regulated utilities was not significant. The remaining increase in net cash provided by operating activities was driven by a year-over-year increase in income available for common shareholders.

During 2006, net cash provided by operating activities was $72.9 million, compared with $77.4 million in 2005. The $4.5 million decrease in net cash provided by operating activities was driven by an $88.2 million increase in cash required to fund working capital requirements, primarily due to an increase in natural gas inventories at Integrys Energy Services. Natural gas in storage at Integrys Energy Services increased $85.2 million primarily related to a 121% increase in natural gas volumes in storage at December 31, 2006, compared to December 31, 2005 (partially offset by a 20% decrease in the average cost of inventory in storage). Integrys Energy Services chose to purchase more natural gas for storage due to high natural gas storage spreads (future natural gas sales prices were higher than the near term price of natural gas). The increase in cash used to fund higher Integrys Energy Services natural gas inventories was partially offset at the regulated utilities by cash used to fund costs incurred in 2005 related to the unplanned outage at Kewaunee, the start-up of MISO, and coal shortages.

Investing Cash Flows

Net cash used for investing activities was $451.5 million in 2007, compared with $1,030.1 million in 2006. The $578.6 million decrease was driven by $659.3 million of cash used by Integrys Energy Group to acquire natural gas operations in Michigan and Minnesota in 2006. Also contributing $44.0 million to the decrease in net cash used for investing activities in 2007 was WPSC's liquidation of the cash that was deposited into an escrow account in 2006, which was used for the payment of the outstanding principal balance of first mortgage bonds in January 2007 (discussed below in significant financing activities). Partially offsetting these decreases were $58.4 million of proceeds received from the sale of our investment in Guardian Pipeline, LLC, and WPS ESI Gas Storage, LLC in 2006 and a $50.6 million year-over-year increase in capital expenditures (discussed below).

Net cash used for investing activities was $1,030.1 million in 2006, compared with $148.8 million in 2005. The $881.3 million year-over-year increase was primarily due to $659.3 million of cash paid in 2006 for the acquisition of the Michigan and Minnesota natural gas distribution operations from Aquila, $112.5 million of proceeds received in 2005 related to the sale of Kewaunee, $127.1 million of proceeds received in 2005 from the liquidation of the related non-qualified decommissioning trust, and $95.1 million of proceeds received in 2005 from DPC upon closing of the sale of a 30% ownership interest in Weston 4. Also contributing to the increase was $22.0 million of cash deposited into an escrow account in 2006 for the payment of the outstanding principal balance of first mortgage bonds in January 2007. Partially offsetting the increase in cash used for investing activities was a $71.9 million decrease in capital expenditures (discussed below), proceeds of $38.5 million received in 2006 from the sale of the company's one-third interest in Guardian Pipeline, LLC, and proceeds of $19.9 million received in 2006 from the sale of WPS ESI Gas Storage, LLC.

Capital Expenditures

Capital expenditures by business segment for the years ended December 31, 2007, 2006, and 2005 were as follows:

Reportable Segment *(Millions)*	Year Ended December 31, 2007	2006	2005
Electric utility	**$202.6**	$282.1	$373.9
Natural gas utility	**158.8**	54.6	36.4
Integrys Energy Services	**20.5**	5.5	2.7
Holding company and other	**10.7**	(0.2)	0.9
Integrys Energy Group consolidated	**$392.6**	$342.0	$413.9

The decrease in capital expenditures at the electric utility in 2007 compared with 2006 was mainly due to a decrease in capital expenditures associated with the construction of Weston 4. The increase in capital expenditures at the natural gas utility was primarily driven by capital requirements of PGL and NSG, which were acquired in the merger with PEC on February 21, 2007. Capital expenditures in 2007 for PGL and NSG related mainly to the natural gas distribution systems. The increase in capital expenditures at Integrys Energy Services was due to capital required to open new offices in Colorado, Michigan, and Washington, D.C., as well as to move the Chicago office; improvements at various generation facilities; new systems infrastructure; and the Winnebago Energy Center landfill gas project. The increase in capital expenditures at the Holding Company and Other segment was driven by the purchase of a corporate airplane.

The decrease in capital expenditures at the electric utility in 2006 compared with 2005 was mainly due to lower capital expenditures associated with the construction of Weston 4. The increase in capital expenditures at the natural gas utility was related to a combined $20.1 million of capital expenditures incurred by MGUC and MERC for natural gas mains.

Financing Cash Flows

Net cash used for financing activities was $459.2 million in 2007, compared with net cash provided by financing activities of $891.7 million in 2006. The $1.4 billion change was driven by $458.0 million of short-term debt borrowings during 2006, compared with the repayment of $463.7 million of short-term debt in 2007. In 2007, Integrys Energy Group was able to pay down short-term debt with a portion of the proceeds received from the sale of PEP. The remaining net change in financing activity was driven by a $321.8 million decrease in long-term debt issuances year-over-year and a $119.0 million year-over-year decrease in common stock issued. Short-term borrowings in 2006 and the long-term debt and stock issuances in 2006 were used primarily for the acquisitions of the natural gas distribution operations in Michigan and Minnesota. An $81.0 million increase in dividends paid in 2007, compared with 2006, was driven by an increase in shares outstanding and higher dividend rates. These items were partially offset by natural gas loan proceeds at Integrys Energy Services of $34.4 million in 2007, compared with repayment of $68.4 million of natural gas loans during 2006. An increase in natural gas spreads made it more conducive to enter into natural gas loan deals in 2007 compared with 2006.

Net cash provided by financing activities was $891.7 million in 2006, compared with net cash related to financing activities of $0 in 2005. The change was primarily attributed to a $458.0 million increase in short-term debt and the issuance of $447.0 million of long-term debt in 2006. Increased borrowings were used primarily for the acquisitions of the natural gas distribution operations in Michigan and Minnesota, construction expenditures related to Weston 4, working capital requirements at Integrys Energy Services, and other general corporate purposes.

Significant Financing Activities

Dividends paid increased in 2007 compared with 2006 as a result of the merger with PEC. Integrys Energy Group issued 31.9 million shares of common stock as part of the merger and increased the dividend paid per share. The quarterly common stock dividend was increased from 57.5 cents per share to 66 cents per share in 2007. In February 2008, Integrys Energy Group increased its quarterly common stock dividend to 67 cents per share.

Integrys Energy Group had outstanding commercial paper borrowings of $308.2 million and $562.8 million at December 31, 2007, and 2006, respectively. Integrys Energy Group had other outstanding short-term debt of $160.0 million as of December 31, 2007, and 2006. In April 2006, Integrys Energy Services entered into a $150.0 million credit agreement, which has been renewed to April 2008, to finance its margin requirements related to natural gas and electric contracts traded on the New York Mercantile Exchange (NYMEX) and the Intercontinental Exchange (ICE), as well as the cost of natural gas in storage and for general corporate purposes. As of December 31, 2007 and 2006, $150.0 million of borrowings were outstanding under this credit agreement, which is guaranteed by Integrys Energy Group.

In 2007, 2006, and 2005 Integrys Energy Group issued new shares of common stock under its Stock Investment Plan and under certain stock-based employee benefit and compensation plans. As a result of these plans, equity increased $45.7 million, $25.0 million, and $29.0 million in 2007, 2006, and 2005, respectively. Integrys Energy Group did not repurchase any existing common stock during 2007, 2006, or 2005.

In November 2007, WPSC issued $125.0 million of 5.65%, 10-year senior notes. The net proceeds from the issuance of the senior notes were used to fund construction costs and capital additions, reduce short-term indebtedness, as well as for general corporate utility purposes.

On December 14, 2006, the Village of Weston, Wisconsin, issued $22.0 million of 3.95% Pollution Control Refunding Revenue Bonds and loaned the proceeds from the sale of the bonds to WPSC. In return, WPSC issued $22.0 million of 3.95% senior notes, due in 2013, to the Village of Weston. At December 31, 2006, the $22.0 million of proceeds received from the Village of Weston were classified as restricted cash. In January 2007, WPSC used the restricted cash to repay the outstanding principal balance of its 6.90% first mortgage bonds which originally were to mature in 2013.

In December 2006, WPSC issued $125.0 million of 5.55% 30-year senior notes. The net proceeds from the issuance of the senior notes were used for general corporate utility purposes, including funding construction costs and capital additions and reducing short-term indebtedness.

On December 1, 2006, Integrys Energy Group issued $300.0 million of junior subordinated notes. Interest has been fixed at 6.22% through the use of forward-starting interest rate swaps. For more information on the junior subordinated notes, see Note 14, *"Long-Term Debt."*

In November 2005, Integrys Energy Group entered into a forward equity sale agreement with an affiliate of J.P. Morgan Securities, Inc., as forward purchaser, relating to 2.7 million shares of Integrys Energy Group's common stock. On May 10, 2006, Integrys Energy Group physically settled the forward equity agreement by issuing 2.7 million shares of common stock, and received proceeds of $139.6 million. The proceeds were used to pay down commercial paper borrowings.

In November 2005, Integrys Energy Group issued and sold 1.9 million shares of common stock at a public offering price of $53.70 per share. The proceeds of $98.3 million, net of underwriting discounts and commissions, were used to reduce short-term debt and fund equity contributions to subsidiary companies.

In June 2005, $62.9 million of non-recourse debt at an Integrys Energy Services subsidiary that was used to finance the purchase of Sunbury was restructured to a five-year Integrys Energy Group obligation in connection with the sale of Sunbury's allocated emission allowances. An additional $2.7 million drawn on a line of credit at Integrys Energy Services was rolled into the five-year Integrys Energy Group obligation. The floating interest rate on the total five-year Integrys Energy Group obligation of $65.6 million was fixed at 4.595% through two interest rate swaps.

Credit Ratings

Integrys Energy Group uses internally generated funds and commercial paper borrowings to satisfy most of its capital requirements. Integrys Energy Group also periodically issues long-term debt and common

stock to reduce short-term debt, maintain desired capitalization ratios, and fund future growth. Integrys Energy Group may seek nonrecourse financing for funding nonregulated acquisitions. Integrys Energy Group's commercial paper borrowing program provides for working capital requirements of the nonregulated businesses, PEC, UPPCO, MGUC, and MERC. WPSC and PGL have their own commercial paper borrowing programs. NSG provides for its working capital needs through inter-company borrowings. WPSC periodically issues long-term debt, receives equity contributions from Integrys Energy Group, and makes payments for returns of capital to Integrys Energy Group to reduce short-term debt, fund future growth, and maintain capitalization ratios as authorized by the PSCW. PGL and NSG periodically issue long-term debt in order to reduce short-term debt, refinance maturing securities, maintain desired capitalization ratios, and fund future growth. The specific forms of long-term financing, amounts, and timing depend on business needs, market conditions, and other factors.

The current credit ratings for Integrys Energy Group, WPSC, PEC, PGL, and NSG are listed in the table below.

Credit Ratings	Standard & Poor's	Moody's
Integrys Energy Group		
Issuer credit rating	**A-**	**n/a**
Senior unsecured debt	**BBB+**	**A3**
Commercial paper	**A-2**	**P-2**
Credit facility	**n/a**	**A3**
Junior subordinated notes	**BBB**	**Baa1**
WPSC		
Issuer credit rating	**A**	**A1**
First mortgage bonds	**A+**	**Aa3**
Senior secured debt	**A**	**Aa3**
Preferred stock	**BBB+**	**A3**
Commercial paper	**A-2**	**P-1**
Credit facility	**n/a**	**A1**
PEC		
Issuer credit rating	**A-**	**n/a**
Senior unsecured debt	**BBB+**	**A3**
PGL		
Issuer credit rating	**A-**	**n/a**
Senior secured debt	**A-**	**A1**
Commercial paper	**A-2**	**P-1**
NSG		
Issuer credit rating	**A-**	**n/a**
Senior secured debt	**A**	**A1**

We believe these ratings continue to be among the best in the energy industry and allow us to access commercial paper and long-term debt markets on favorable terms. Credit ratings are not recommendations to buy and are subject to change, and each rating should be evaluated independently of any other rating.

In December 2007, Standard & Poor's and Moody's withdrew the ratings assigned to PEC's commercial paper at the request of Integrys Energy Group.

On November 13, 2007, Standard & Poor's revised the outlook on Integrys Energy Group and all of its subsidiaries to stable from negative. Standard & Poor's outlook had been negative since February 21, 2007, for all Integrys Energy Group companies, as discussed below. The revised outlook reflects Integrys Energy Group's progress to improve its financial position and business profiles since its one-notch downgrade on February 21, 2007. On November 13, 2007, Standard & Poor's also reaffirmed its A rating on WPSC's senior secured debt.

On September 6, 2007, Standard & Poor's raised the senior secured debt for NSG one notch from A- to A. The new rating was the result of a review and changes made to the collateral coverage requirements Standard and Poor's uses when assigning recovery ratings to United States Utility First Mortgage Bonds.

On February 21, 2007, Standard & Poor's lowered the corporate credit rating on Integrys Energy Group to A- from A and removed it from CreditWatch with negative implications. Standard & Poor's also lowered Integrys Energy Group's unsecured ratings to BBB+ from A and all other issue-specific ratings by one notch. Standard & Poor's stated that the ratings actions were due to concerns related to plans to expand its energy marketing business, the dividend requirements resulting from the PEC merger, moderate capital expenditure requirements, lower than expected performance at MGUC and MERC, uncertainty regarding future rate relief, and full integration of the newly acquired PEC utilities. At the same time, Standard & Poor's lowered all WPSC's issue-specific ratings by one notch as they stated "WPSC's liquidity is being pressured by its ongoing construction program." Standard & Poor's affirmed all PEC, PGL, and NSG ratings. Standard & Poor's outlook for all Integrys Energy Group related companies was negative pending successful integration of recent acquisitions.

On February 21, 2007, Moody's downgraded the senior unsecured rating of Integrys Energy Group to A3 from A1, the bank credit facility to A3 from A1, the commercial paper rating to Prime-2 from Prime-1, and the junior subordinated notes to Baa1 from A2. Moody's also downgraded WPSC's senior secured rating to Aa3 from Aa2, its senior unsecured bank credit facility to A1 from Aa3, and its preferred stock to A3 from A2 and confirmed WPSC's commercial paper rating at Prime-1. At the same time, Moody's affirmed the ratings of PGL and NSG. Moody's actions to downgrade were due to concerns about increases in Integrys Energy Group's consolidated debt levels and business risk profile evidenced by the increased scale and scope of the post merger non-regulated energy marketing business plus the entry into the historically more challenging regulatory jurisdiction of Illinois. Moody's outlook for all Integrys Energy Group related companies is stable.

On February 21, 2007, Moody's also upgraded the senior unsecured rating of PEC to A3 from Baa2, conforming it with those of Integrys Energy Group, and affirmed all other ratings for PEC. Moody's actions to upgrade the senior unsecured rating were due to the expected business risk improvement from the merger with Integrys Energy Group, which resulted in the sale of PEP and transferred PEC's energy and marketing business to Integrys Energy Services, leaving PEC holding only the two regulated subsidiaries, PGL and NSG. In addition, the upgrade reflects Integrys Energy Group's guaranty of the $325.0 million of PEC 6.90% notes due in 2011.

Discontinued Operations

Net cash provided by discontinued operations was $690.2 million in 2007 and $61.0 million in 2006. The increase in net cash provided by discontinued operations was driven by approximately $879.1 million of proceeds received from the sale of PEP in the third quarter of 2007. Post-closing adjustments in the amount of $9.9 million were settled in February 2008 related to this sale, which reduced the sale price to $869.2 million. These post-closing adjustments were funded through other current liabilities at December 31, 2007 and, therefore, are included in Note 1(d), *"Cash and Cash Equivalents,"* as a non-cash transaction.

Net cash provided by discontinued operations was $61.0 million in 2006 and $59.1 million in 2005. The increase in cash provided by discontinued operations in 2006 was driven by a decrease in cash paid for emission allowances required to operate Sunbury in 2006, compared with 2005 (substantially all of the emission allowances required to operate Sunbury through the 2006 sale were purchased in 2005), and by the $33.6 million of proceeds received from the sale of Sunbury in 2006. These increases were partially offset by $110.9 million of proceeds received from the sale of Sunbury's allocated emission allowances in 2005 (which was partially offset by income taxes paid related to the gain on the sale of these emission allowances).

Future Capital Requirements and Resources

Contractual Obligations

The following table summarizes the contractual obligations of Integrys Energy Group, including its subsidiaries.

Contractual Obligations As of December 31, 2007 *(Millions)*	Total Amounts Committed	Payments Due By Period			
		2008	2009-2010	2011-2012	2013 and Thereafter
Long-term debt principal and interest payments [1]	$ 3,642.2	$ 186.5	$ 522.2	$ 910.6	$2,022.9
Operating lease obligations	43.7	8.3	13.4	12.4	9.6
Commodity purchase obligations [2]	6,986.7	3,352.6	2,102.8	784.7	746.6
Purchase orders [3]	349.1	336.1	9.4	2.5	1.1
Other [4]	379.5	72.1	79.8	40.0	187.6
Total contractual cash obligations	$11,401.2	$3,955.6	$2,727.6	$1,750.2	$2,967.8

[1] *Represents bonds issued, notes issued, and loans made to Integrys Energy Group and its subsidiaries. All principal obligations are recorded on the Consolidated Balance Sheet. For purposes of this table, it is assumed that the interest rates on variable rate debt at December 31, 2007, will remain in effect until the debt matures.*

[2] *Energy supply contracts at Integrys Energy Services included as part of commodity purchase obligations are generally entered into to meet obligations to deliver energy to customers. WPSC, UPPCO, MGUC, MERC, PGL, and NSG expect to recover the costs of their contracts in future customer rates.*

[3] *Includes obligations related to normal business operations and large construction obligations, including 100% of Weston 4 obligations. The sale of a 30% interest in Weston 4 to DPC was completed in November 2005, but WPSC retains the legal obligation to initially remit payment to third parties for 100% of all construction costs incurred, 30% of which will subsequently be billed to DPC.*

[4] *Mainly represents expected pension and postretirement funding obligations.*

The table above does not reflect any payments related to the manufactured gas plant remediation liability of $704.2 million at December 31, 2007, as the amount and timing of payments are uncertain. See Note 17, "*Commitments and Contingencies*," for more information about environmental liabilities. Also, the table does not reflect any payments for our liability at December 31, 2007, for unrecognized tax benefits. See Note 16, "*Income Taxes*," for more information about this liability.

Capital Requirements
Estimated construction expenditures by company for the three-year period 2008 through 2010 are as follows:

(Millions)	
WPSC	
Environmental projects	$ 300.4
Wind generation projects	252.0
Electric and natural gas distribution projects	223.2
Natural gas laterals to connect to Guardian Pipeline	65.4
Weston 4 [1]	18.9
Other projects	131.9
UPPCO	
Electric distribution projects and repairs and safety measures at hydroelectric facilities	54.4
MGUC	
Natural gas pipe distribution system and underground natural gas storage facilities	21.9
MERC	
Natural gas pipe distribution system	50.1
PGL	
Natural gas pipe distribution system and underground natural gas storage facilities [2]	451.0
NSG	
Natural gas pipe distribution system	30.5
Integrys Energy Services	
Miscellaneous projects and landfill natural gas project	22.2
Integrys Business Support, LLC (IBS)	
Corporate services infrastructure projects	80.3
Total capital expenditures	$1,702.2

[1] *As of December 31, 2007, WPSC has incurred a total cost of approximately $516 million related to its ownership interest in the project. WPSC has incurred approximately $77 million and expects to incur an additional $16 million related to the construction of the transmission facilities required to support Weston 4. ATC will reimburse WPSC for these transmission facilities and related carrying costs (approximately $8 million in carrying costs) when Weston 4 becomes operational. Weston 4 is scheduled to be placed in service in the first quarter of 2008.*

[2] *Includes approximately $100 million of expenditures related to the accelerated replacement of cast iron mains at PGL. The expenditures were initially included in a request for recovery in a rider to PGL's rate case; however, the Illinois Commerce Commission (ICC) rejected the rider. The company is investigating alternative recovery options. See Note 23, "Regulatory Environment," for more information on the PGL rate case.*

Integrys Energy Group expects to provide additional capital contributions to ATC (not included in the above table) of approximately $47 million for the period 2008 through 2010.

All projected capital and investment expenditures are subject to periodic review and revision and may vary significantly from the estimates depending on a number of factors, including, but not limited to, industry restructuring, regulatory constraints, acquisition opportunities, market volatility, and economic trends. Other capital expenditures for Integrys Energy Group and its subsidiaries for 2008 through 2010 could be significant depending on its success in pursuing development and acquisition opportunities. When appropriate, Integrys Energy Group may seek nonrecourse financing for a portion of the cost of these acquisitions.

Capital Resources
As of December 31, 2007, Integrys Energy Group and each of its subsidiaries were in compliance with all of their respective covenants under their lines of credit and other debt obligations.

For the period 2008 through 2010, Integrys Energy Group plans to use internally generated funds net of forecasted dividend payments, cash proceeds from asset sales, and debt and equity financings to fund capital requirements. Integrys Energy Group plans to maintain current debt to equity ratios at appropriate levels to support current credit ratings and corporate growth. Management believes Integrys Energy Group has adequate financial flexibility and resources to meet its future needs.

See Note 13, "*Short-Term Debt and Lines of Credit*," for more information on our credit facilities and other short-term credit agreements.

In April 2006, Integrys Energy Group filed a shelf registration under the new United States Securities and Exchange Commission (SEC) securities offering reform rules for the ability to issue debt, equity, and certain types of hybrid securities. This shelf registration statement includes the unused capacity remaining under Integrys Energy Group's prior registration statement. Specific terms and conditions of securities issued will be determined prior to the actual issuance of any specific security. Under the new SEC securities offering reform rules, Integrys Energy Group will be able to issue securities under this registration statement for three years. Integrys Energy Group's Board of Directors has authorized issuance of up to $700 million of equity, debt, or other securities under this shelf registration statement, $300 million of which was used in December 2006 when Integrys Energy Group issued junior subordinated notes.

In May 2004, WPSC filed a shelf registration with the SEC authorizing the issuance of up to $350 million of senior debt securities. WPSC issued $125 million of senior debt securities under this registration statement in December 2006 and an additional $125 million of senior debt securities under this registration statement in November 2007, leaving existing capacity under the registration statement of $100 million as of December 31, 2007.

Other Future Considerations

Asset Management Strategy
Integrys Energy Group continues to pursue alternatives for the sale of the balance of its identified real estate holdings no longer needed for operation.

Regulatory Matters and Rate Trends
To mitigate the volatility of electric fuel generation and purchased power costs in 2008 and beyond, WPSC is employing risk management techniques pursuant to its PSCW approved Risk Plan and Policy, including the use of derivative instruments such as futures and options.

In WPSC's retail electric rate case proceeding for 2006, the PSCW applied a "financial harm" test when considering the rate recovery of certain costs previously authorized for deferred accounting treatment. The PSCW has not applied a financial harm test previously when considering the rate recovery of costs that were previously authorized for deferral. In WPSC's rate case proceeding for 2006, after applying the financial harm test, the PSCW disallowed rate recovery of the 2004 extended outage at Kewaunee. The PSCW also disallowed recovery of 50% of the pre-tax loss realized on the sale of Kewaunee. None of these disallowed costs were found to be imprudent by the PSCW. Notwithstanding the PSCW's

decision on these Kewaunee related deferred costs, WPSC still believes it is probable that all regulatory assets recorded at December 31, 2007, will be collected from ratepayers.

Forecasting and monitoring of fuel costs have become extremely difficult for both the PSCW and WPSC. These challenges can be attributed to the implementation of the MISO Day 2 market and volatility in natural gas prices. In 2005, the PSCW received several applications from various Wisconsin electric utilities under the PSCW Chapter 116 fuel rules for large rate increases due to increased natural gas prices. In response, on February 7, 2006, the PSCW opened Docket 01-AC-224 to review the fuel rules. On February 1, 2007, the five utilities subject to the current fuel rules filed proposed changes to the fuel rules with the PSCW. The primary proposed change was to replace the trigger mechanism with a true "dead band" of 1%, which would limit a utility's annual exposure or opportunity to a maximum of 1% of fuel costs. On May 3, 2007, the PSCW directed staff to prepare a draft rule revision to PSCW Chapter 116 fuel rules incorporating many of the components of the utilities' proposal, with a 2% bandwidth as opposed to the 1% bandwidth recommended by the utilities. The PSCW staff circulated a draft rule to that effect and the parties have commented on the draft rule. The draft rule is currently awaiting PSCW action.

For a discussion of regulatory filings and decisions, see Note 23, *"Regulatory Environment."*

See Note 9, *"Regulatory Assets and Liabilities,"* for a list of regulatory assets and liabilities recorded at December 31, 2007.

Natural Gas Charge Reconciliation Proceedings and Related Matters

For the Integrys Energy Group regulated retail gas operations, the ICC, PSCW, Minnesota Public Utility Commission (MPUC), and MPSC conduct annual proceedings regarding the reconciliation of revenues from the Gas Charge and related gas costs. In these proceedings, the accuracy of the reconciliation of revenues and costs is reviewed and the prudence of gas costs recovered through the Gas Charge is examined by interested parties.

For additional information on the Gas Charge Reconciliation Proceedings and Related Matters, see Note 17, *"Commitments and Contingencies."*

Industry Restructuring

ILLINOIS

The Illinois Attorney General filed a complaint at Federal Energy Regulatory Commission (FERC) on March 15, 2007, against 15 power generators and suppliers that won contracts in the auction to supply Commonwealth Edison and the three Ameren utilities. Integrys Energy Services was named in the complaint because it won three tranches of approximately 50 megawatts each in the auction. On August 29, 2007, the Attorney General filed a motion to voluntarily dismiss the pending action at the FERC with prejudice. The FERC ruled on that motion and issued an order dismissing the people's claims based on the Illinois 2006 power auction "with prejudice, and terminating the proceeding."

On the heels of the Illinois Attorney General's complaint filed at FERC, two class action lawsuits were filed by various ratepayers in Cook County. Those complaints, which essentially mirrored the Attorney General's complaint, were removed to federal court. Motions to dismiss these cases filed by the defendants were granted on December 21, 2007, and the cases were dismissed without prejudice.

MAINE

Integrys Energy Services continues to serve retail customers in both northern and southern Maine by way of direct customer contracts and Standard Offer Service for a number of utilities. Northern Maine customers experienced a significant increase in their energy supply rates starting January 1, 2007. This increase was a result of the competitive bid process conducted in late 2006 whereby Integrys Energy Services was the successful bidder. Integrys Energy Services is currently petitioning the Maine Public Utilities Commission for rate relief as a result of market rule changes in the northern Maine market. These changes are a part of bidder conditions for the utility Standard Offer Service (default service) that was included in Integrys Energy Services' bid in late 2006.

The legislature is back in session and there are a few bills that will be of interest to Integrys Energy Services, ranging from the creation of a Northern Maine Power Authority, changes/enhancements to transmission investment, encouragement of wind development, and different levels of re-regulation.

New Renewable Portfolio Standard requirements are in effect for the state of Maine. The new standard will cause Competitive Electric Providers to acquire 10% of new renewable generation by 2017. As part of its obligations as an active Competitive Electricity Provider in Maine, Integrys Energy Services is working to meet this obligation with qualified generators.

Seams Elimination Charge Adjustment

For a discussion of SECA, see Note 23, *"Regulatory Environment."*

Income Taxes

MICHIGAN TAXES

On July 12, 2007, the Michigan Governor signed legislation that replaced the Single Business Tax with an effective date of January 1, 2008. On September 30, 2007, the Michigan legislature passed, and the governor signed into law, a "SFAS No. 109" amendment to the new Michigan Business Tax (MBT), providing a future tax deduction for existing book-tax differences. This legislation allows companies to record a state deferred tax asset for this future tax deduction, which offsets the state deferred tax liability recorded in the third quarter of 2007 for this new MBT.

On September 30, 2007, the Michigan legislature passed a bill that will expand the state's 6% sales tax to additional services. The Governor signed the legislation on September 30, 2007. On December 1, 2007, the Governor signed legislation that would repeal the previous expansion of the state's sales tax. The same legislation added an annual surcharge to taxpayer's MBT liability. These new provisions discussed above are effective as of January 1, 2008, at which time we began recording the effects on current earnings.

Environmental

See Note 17, *"Commitments and Contingencies,"* for a detailed discussion of environmental considerations.

Wisconsin Energy Efficiency and Renewables Act

In March 2006, Wisconsin's Governor signed 2005 Wisconsin Act 141 (2005 Senate Bill 459), the Energy Efficiency and Renewables Act, which requires Wisconsin electric providers to increase the amount of renewable electricity they sell by 2% above their current level before 2010 and 6% above their current level by 2015. The goal is to have 10% of the state's electricity generated from renewable sources by 2015, which is intended to increase the use of renewable energy in Wisconsin, promote the development of renewable energy technologies, and strengthen the state's energy efficiency programs. As of December 31, 2007, approximately 4% of Integrys Energy Group's generation in Wisconsin is from renewable sources. Integrys Energy Group continuously evaluates alternatives for cost-effective renewable energy sources and will secure reliable and efficient renewable energy sources to meet both requirements by their respective dates. Currently, WPSC is negotiating a transaction to

purchase a 99-megawatt wind generation project, to be constructed in Howard County, Iowa. An agreement with the counterparty is anticipated to be reached in the first quarter of 2008.

Michigan 21st Century Energy Plan

On January 31, 2007, the MPSC Chairman presented the "21st Century Energy Plan" to Michigan's Governor. The plan recognizes the increased need for energy in the next 20 years. The plan proposes an alternative method of receiving pre-construction approval for significant generating plant additions versus the alternative of building a generation plant and then seeking approval for recovery of costs. The plan calls for legislation to implement a 10% renewable energy portfolio standard by 2015 as well as a statewide energy efficiency program. Discussions have moved to the legislature and several bills have been introduced, though none have been enacted at this time.

Midwest Independent Transmission System Operator

WPSC, UPPCO, and Integrys Energy Services are members of the MISO, which operates a financial and physical electric wholesale market in the Midwest. The market pricing is based on a locational marginal pricing system. MISO participants offer their generation and bid their customer load into the market on an hourly basis and on a day ahead basis. This results in net receipts from, or net obligations to, MISO for each hour of each day. MISO aggregates these hourly transactions and provides bi-weekly settlement statements. These disputable settlements have an adjustment period based on the subsequent data which may require billing adjustments resulting in increases or decreases to the net MISO receipt or obligation. For WPSC and UPPCO, it is anticipated that the billing adjustments will be recovered through the state rate recovery process.

New Accounting Pronouncements

See Note 1(v), "*New Accounting Pronouncements,*" for a detailed discussion of new accounting pronouncements.

Guarantees and Off Balance Sheet Arrangements

See Note 18, "*Guarantees,*" for information regarding guarantees.

Market Price Risk Management Activities

Market price risk management activities include the electric and natural gas marketing and related risk management activities of Integrys Energy Services, along with oil options used to mitigate the risk of an increase in oil prices. Integrys Energy Services' marketing and trading operations manage electricity and natural gas procurement as an integrated portfolio with its retail and wholesale sales commitments. Derivative instruments are utilized in these operations.

Integrys Energy Services measures the fair value of derivative instruments on a mark-to-market basis. The fair value is included in assets or liabilities from risk management activities on Integrys Energy Group's Consolidated Balance Sheet, with an offsetting entry to other comprehensive income (for the effective portion of cash flow hedges) or to earnings. The following table provides an assessment of the factors impacting the change in the net value of Integrys Energy Services' assets and liabilities from risk management activities for the year ended December 31, 2007.

Integrys Energy Services Mark-to-Market Roll Forward *(Millions)*	**Oil Options**	**Natural Gas**	**Electric**	**Total**
Fair value of contracts at December 31, 2006 [1]	$(4.7)	$105.2	$ 7.1	$107.6
Plus: Contracts assumed in the merger with PEC	–	6.9	0.5	7.4
Less: Contracts realized or settled during period [2]	(4.7)	120.6	(38.8)	77.1
Plus: Changes in fair value of contracts in existence at December 31, 2007 [3]	(0.2)	98.0	1.9	99.7
Fair value of contracts at December 31, 2007 [1]	**$(0.2)**	**$ 89.5**	**$48.3**	**$137.6**

[1] *Reflects the values reported on the balance sheet for net mark-to-market current and long-term risk management assets and liabilities as of those dates.*

[2] *Includes the value of contracts in existence at December 31, 2006, that were no longer included in the net mark-to-market assets as of December 31, 2007, along with the amortization of contracts originally accounted for as derivatives and later designated as normal purchases and sales under SFAS No. 133.*

[3] *Includes unrealized gains and losses on contracts that existed at December 31, 2006, and contracts that were entered into subsequent to December 31, 2006, which are included in Integrys Energy Services' portfolio at December 31, 2007, as well as gains and losses at the inception of contracts when a liquid market exists.*

There were, in many cases, offsetting positions entered into and settled during the period resulting in gains or losses being realized during the current period. The realized gains or losses from these offsetting positions are not reflected in the table above.

Market quotes are more readily available for short duration contracts (generally for contracts with a duration of less than five years). The table below shows the sources of fair value and maturities of Integrys Energy Services' risk management instruments.

Integrys Energy Services Risk Management Contract Aging at Fair Value As of December 31, 2007 *(Millions)*	Maturity Less Than 1 Year	Maturity 1 to 3 Years	Maturity 4 to 5 Years	Maturity In Excess of 5 years	Total Fair Value
Source of Fair Value					
Prices actively quoted [1]	$37.2	$30.8	$10.8	$ -	$ 78.8
Prices provided by external sources [2]	7.5	36.9	3.0	-	47.4
Prices based on models and other valuation methods	-	-	-	11.4	11.4
Total fair value	$44.7	$67.7	$13.8	$11.4	$137.6

[1] *Includes exchange-traded contracts such as NYMEX and ICE contracts and basis swaps.*
[2] *Includes electric and natural gas contract positions for which pricing information, used by Integrys Energy Services to calculate fair value, is obtained primarily through broker quotes and other publicly available sources.*

Critical Accounting Policies

Integrys Energy Group has identified the following accounting policies to be critical to the understanding of our financial statements because their application requires significant judgment and reliance on estimations of matters that are inherently uncertain. Integrys Energy Group's management has discussed these critical accounting policies with the Audit Committee of the Board of Directors.

Risk Management Activities

Integrys Energy Group has entered into contracts that are accounted for as derivatives under the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. At December 31, 2007, those derivatives not designated as hedges are primarily commodity contracts used to manage price risk associated with natural gas and electricity purchase and sale activities. The utilities defer the effects of mark-to-market accounting for most energy-related derivatives as regulatory assets or liabilities, pursuant to SFAS No. 71. In addition, Integrys Energy Group may apply the normal purchases and sales exception, provided by SFAS No. 133, as amended, to certain derivative contracts. The normal purchases and sales exception provides that recognition of gains and losses in the consolidated financial statements is not required until the settlement of the contracts.

Cash flow hedge accounting treatment may be used when Integrys Energy Group enters contracts to buy or sell a commodity at a fixed price for future delivery to protect future cash flows corresponding with anticipated physical sales or purchases. Fair value hedge accounting may be used when Integrys Energy Group holds assets or firm commitments and enters into transactions that hedge the risk that the price of a commodity may change between the contract's inception and the physical delivery date of the commodity. To the extent that the hedging instrument is fully effective in offsetting the transaction being hedged, there is no impact on income available for common shareholders prior to settlement of the hedge.

Derivative contracts that are determined to fall within the scope of SFAS No. 133, as amended, are recorded at fair value on the Consolidated Balance Sheets of Integrys Energy Group. Changes in fair value, except those related to derivative instruments designated as cash flow hedges or qualifying for regulatory deferral, are generally included in the determination of income available for common shareholders at each financial reporting date until the contracts are ultimately settled. When available, quoted market prices are used to determine a contract's fair value. If no active trading market exists for a commodity or for a contract's duration, fair value is estimated through the use of internally developed valuation techniques or models using external information wherever possible. Such estimates require significant judgment as to assumptions and valuation methodologies deemed appropriate by Integrys Energy Group's management. Like most commodity markets, after some length of time, markets for natural gas and power become relatively illiquid, making it difficult to obtain reliable price information.

As a component of the fair value determination, Integrys Energy Group considers the requirements to service certain of its contracts as well as counterparty credit risk and liquidity risk. This component of the fair value determination is especially subjective because limited liquid market information is available. Under SFAS No. 157, "Fair Value Measurements," beginning January 1, 2008, Integrys Energy Services will no longer include transaction costs in these fair value determinations. See Note 1(v), "*New Accounting Pronouncements*," for more information on this topic. The effect of changing the underlying assumptions for this component of fair value at December 31, 2007, is as follows:

Change in Component	Effect on Fair Value of Net Risk Management Assets at December 31, 2007 (Millions)
100% increase	$27.1 decrease
50% decrease	$13.5 increase

These potential changes in fair value would be included in current and long-term liabilities from risk management activities on the Consolidated Balance Sheets and as part of nonregulated revenue on the Consolidated Statements of Income, unless the related contracts are designated as cash flow hedges, in which case potential changes would be included in Other Comprehensive Income—Cash Flow Hedges on the Consolidated Statements of Common Shareholders' Equity.

Purchase Accounting

The merger with PEC in 2007, as well as the acquisitions of natural gas distribution operations in Michigan and Minnesota in 2006, were accounted for using the purchase method of accounting in accordance with SFAS No. 141, "Business Combinations." Under this statement, the purchase price paid by the acquirer, including transaction costs, is allocated to the assets and liabilities acquired as of the acquisition date based on their fair values. The per share fair value of the common stock issued by Integrys Energy Group for the acquisition of PEC was determined by using the average market value of Integrys Energy Group's common stock over a five-day period, beginning two days before the announcement date of the merger. As Integrys Energy Group announced its intent to sell PEP at the time of the closing of the merger, the PEP assets and liabilities were reported at estimated fair value less costs to sell.

Management makes estimates of fair value based upon historical experience and information obtained from the management of the acquired company. Assumptions may be incomplete, and unanticipated events and circumstances may occur which may affect the validity of

such assumptions, estimates, or actual results. As discussed below within "Asset Impairment," a significant amount of goodwill resulted from these acquisitions, which requires impairment testing on at least an annual basis.

In conjunction with the PEC merger, the most significant fair value adjustments related to nonderivative commodity contracts and customer relationships, which were recorded as intangible assets at Integrys Energy Services. The intangible asset related to the contracts is being amortized into earnings as the contracts settle, and the intangible asset related to customer relationships is being amortized over the estimated lives of those relationships. The amortization of these items had a negative impact on earnings in 2008.

PGL, NSG, MGUC, and MERC are predominantly regulated utilities; therefore, in accordance with SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation," the fair value of the majority of their assets and liabilities did not change significantly as a result of applying purchase accounting.

Environmental Activities Relating to Former Manufactured Gas Operations

Integrys Energy Group's utility subsidiaries, their predecessors, and certain former affiliates operated facilities in the past at multiple sites for the purpose of manufacturing gas and storing manufactured gas (manufactured gas sites). The utility subsidiaries are accruing and deferring the costs they incur in connection with environmental activities at the manufactured gas sites pending recovery through rates or from other entities. The amounts deferred include costs incurred but not yet recovered through rates and management's best estimates of the costs that the utilities will incur in investigating and remediating the manufactured gas sites. Management's estimates are based upon a probabilistic model and an ongoing review by management of future investigative and remedial costs.

Integrys Energy Group considers this policy critical due to the substantial uncertainty in the estimation of future costs with respect to the amount and timing of costs, and the extent of recovery from other potential responsible parties. (See Note 17, *"Commitments and Contingencies"* for further discussion of environmental matters.)

Asset Impairment

Integrys Energy Group annually reviews its assets for impairment. SFAS No. 144, "Accounting for the Impairment and Disposal of Long-Lived Assets," and SFAS No. 142, "Goodwill and Other Intangible Assets," form the basis for these analyses.

WPSC recorded goodwill of $36.4 million in its natural gas utility segment resulting from the Wisconsin Fuel and Light acquisition in 2001. In 2006, Integrys Energy Group recorded $267.0 million of goodwill in conjunction with the acquisition of the natural gas distribution operations in Michigan and Minnesota. In 2007, $644.9 million of goodwill attributable to the PEC merger was recorded. The goodwill for each of our reporting units is tested for impairment annually or when events or circumstances warrant based on the guidance of SFAS No. 142. The test for impairment includes estimating the fair market value of each reporting unit using assumptions about future profitability of the reporting units. A significant decrease in market values and/or projected future cash flows could result in an impairment loss.

The review for impairment of tangible assets is more critical to Integrys Energy Services than to our other segments because of its significant investment in property, plant, and equipment and lack of access to rate setting based on cost of service that is available to our regulated segments. At December 31, 2007, the carrying value of Integrys Energy Services' property, plant, and equipment totaled $140.1 million. Integrys Energy Group believes that the accounting estimate related to asset impairment of power plants is a "critical accounting estimate" because: (1) the estimate is susceptible to change from period to period because it requires management to make assumptions about future market sales pricing, production costs, capital expenditures, and generation volumes and (2) the impact of recognizing an impairment could be material to our financial position or results of operations. Management's assumptions about future electricity and capacity prices and generation volumes require significant judgment because actual prices and generation volumes have fluctuated in the past as a result of changing fuel costs, environmental changes, and required plant maintenance and are expected to continue to do so in the future.

The primary estimates used at Integrys Energy Services in the impairment analyses are future revenue streams and operating costs. A combination of inputs from both internal and external sources is used to project revenue streams. Integrys Energy Services forecasts future operating costs with input from external sources for fuel costs and forward energy prices. These estimates are modeled over the projected remaining life of the power plants using the methodology defined in SFAS No. 144. Integrys Energy Services evaluates property, plant, and equipment for impairment whenever indicators of impairment exist. These indicators include a significant underperformance of the assets relative to historical or projected future operating results, a significant change in the use of the assets or business strategy related to such assets, and significant negative industry or economic trends. SFAS No. 144 requires that if the sum of the undiscounted expected future cash flows from a company's asset is less than the carrying value of the asset, an asset impairment must be recognized in the financial statements. For assets held for sale, impairment charges are recorded if the carrying value of such assets exceeds the estimated fair value less costs to sell. The amount of impairment recognized is calculated by reducing the carrying value of the asset to its fair value (or fair value less costs to sell if held for sale).

Throughout 2007, Integrys Energy Services tested various power plants for impairment whenever events or changes in circumstances indicated that their carrying amount might not be recoverable. No impairment charges were recorded in 2007 as a result of the recoverability tests. Results of past impairment tests may not necessarily be an indicator of future results given the nature of the accounting estimates involved, as discussed more fully above. Changes in actual results or assumptions could result in an impairment.

Receivables and Reserves

Our regulated natural gas and electric utilities and Integrys Energy Services accrue estimated amounts of revenue for services rendered but not yet billed. Estimated unbilled sales are calculated using actual generation and throughput volumes, recorded sales, and weather factors. The estimated unbilled sales are assigned different rates based on historical customer class allocations. At December 31, 2007, and 2006, Integrys Energy Group's unbilled revenues were $464.7 million and $184.8 million, respectively. Any difference between actual sales and the estimates are recorded in revenue in the next period. Differences historically have not been significant.

Integrys Energy Services, UPPCO, MERC, MGUC, PGL, and NSG record reserves for potential uncollectible customer accounts as an expense on the income statement and an uncollectible reserve on the balance sheet. WPSC, however, records a regulatory asset to offset its uncollectible reserve. The reserve is most critical to PGL because their accounts receivables have higher credit risk and are sensitive to the price of natural gas, and to Integrys Energy Services because their receivables comprise the majority of the total. PGL's reserve for uncollectible accounts reflects its best estimates of probable losses on the accounts receivable balances. The reserve is based on known troubled accounts, historical experience, and other currently available evidence. Provisions for bad debt expense are affected by changes

in various factors, including the impacts of natural gas prices and weather. Each quarter, PGL evaluates the adequacy of the reserve for uncollectible accounts based on the most current available information and adjusts the reserve for changes in estimated probable accounts receivable losses. Integrys Energy Services calculates the reserve for potential uncollectible customer receivable balances by applying an estimated bad debt experience rate to each past due aging category and reserving for 100% of specific customer receivable balances deemed to be uncollectible. The basis for calculating the reserve for receivables from wholesale counterparties considers netting agreements, collateral, and guarantees. If the assumption that historical uncollectible experience matches current customer default is incorrect, or if a specific customer with a large account receivable that has not previously been identified as a risk defaults, there could be significant changes to the expense and uncollectible reserve balance.

Pension and Postretirement Benefits

The costs of providing non-contributory defined benefit pension benefits and other postretirement benefits, described in Note 19, "*Employee Benefit Plans*," are dependent upon numerous factors resulting from actual plan experience and assumptions regarding future experience.

Pension and other postretirement benefit costs are impacted by actual employee demographics (including age, compensation levels, and employment periods), the level of contributions made to the plans, and earnings on plan assets. Pension and other postretirement benefit costs may be significantly affected by changes in key actuarial assumptions, including anticipated rates of return on plan assets, discount rates used in determining the projected pension and other postretirement benefit obligations and pension and other postretirement benefit costs, and health care cost trends. Changes made to the plan provisions may also impact current and future pension and other postretirement benefit costs.

Integrys Energy Group's pension and other postretirement benefit plan assets are primarily made up of equity and fixed income investments. Fluctuations in actual equity market returns, as well as changes in general interest rates, may result in increased or decreased benefit costs in future periods. Management believes that such changes in costs would be recovered at our regulated segments through the ratemaking process.

The following chart shows how a given change in certain actuarial assumptions would impact the projected benefit obligation and the reported annual pension cost on the income statement. Each factor below reflects an evaluation of the change based on a change in that assumption only.

Actuarial Assumption *(Millions, except percentages)*	**Percent Change in Assumption**	**Impact on Projected Benefit Obligation**	**Impact on Pension Cost**
Discount rate	(0.5)	$66.3	$2.4
Discount rate	0.5	(61.8)	(3.6)
Rate of return on plan assets	(0.5)	N/A	5.2
Rate of return on plan assets	0.5	N/A	(5.2)

The following chart shows how a given change in certain actuarial assumptions would impact the accumulated other postretirement benefit obligation and the reported annual other postretirement benefit cost on the income statement. Each factor below reflects an evaluation of the change based on a change in that assumption only.

Actuarial Assumption *(Millions, except percentages)*	**Percent Change in Assumption**	**Impact on Post-retirement Benefit Obligation**	**Impact on Post-retirement Benefit Cost**
Discount rate	(0.5)	$24.8	$2.3
Discount rate	0.5	(22.8)	(1.9)
Health care cost trend rate	(1.0)	(41.1)	(6.9)
Health care cost trend rate	1.0	49.7	7.7
Rate of return on plan assets	(0.5)	N/A	1.1
Rate of return on plan assets	0.5	N/A	(1.1)

Integrys Energy Group utilizes the assistance of its plan actuaries in determining the expected timing of cash outflows from plan payments. Integrys Energy Group considers bonds, rated by Moody's as "Aa" or better, when determining the discount rate at the measurement date. Regression analysis is applied to construct a best-fit curve that makes coupon yields to maturity a function of time to maturity. The pension or retiree medical cash flows are then matched to the appropriate spot rates and discounted back to the measurement date.

To select an assumed long-term rate of return on qualified plan assets, the historical returns and the future expectations for returns for each asset class are considered, as well as the target allocation of the benefit trust portfolios. The assumed long-term rate of return was 8.5% in 2007, 2006, and 2005. For 2007, 2006, and 2005, the actual rates of return on pension plan assets, net of fees, were 6.2%, 11.3%, and 6.9%, respectively.

The determination of expected return on qualified plan assets is based on a market-related valuation of assets, which reduces year-to-year volatility. Cumulative gains and losses in excess of 10% of the greater of the pension benefit obligation or market-related value are amortized over the average remaining future service to expected retirement ages. Realized and unrealized gains and losses on plan assets are recognized for purposes of calculating benefit cost over a five-year period. Because of this method, the future value of assets will be impacted as previously deferred gains or losses are recorded.

In selecting assumed health care cost trend rates, past performance and forecasts of health care costs are considered. More information on health care cost trend rates can be found in Note 19, "*Employee Benefit Plans.*"

For a table showing future payments that Integrys Energy Group expects to make for pension and other postretirement benefits, see Note 19, "*Employee Benefit Plans.*"

Regulatory Accounting

The electric and natural gas utility segments of Integrys Energy Group follow SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation," and our financial statements reflect the effects of the different ratemaking principles followed by the various jurisdictions regulating these segments. We defer certain items that would otherwise be immediately recognized as expenses and revenues because our regulators have authorized deferral of these items as regulatory assets and regulatory liabilities for future recovery or refund to customers. Future recovery of regulatory assets is not assured, but is generally subject to review by regulators in rate proceedings for matters such as prudence and reasonableness. Management regularly assesses whether these regulatory assets and liabilities are probable of future recovery or refund by considering factors such as changes in the regulatory environment, earnings at the utility segments, and the status of any pending or potential deregulation legislation. Once approved, we amortize the regulatory assets and liabilities into income over the rate recovery period. If recovery of costs is not approved or is no longer deemed probable, these regulatory assets or liabilities are recognized in current period income.

If our regulated electric and natural gas utility segments would no longer meet the criteria for application of SFAS No. 71, we would discontinue its application as defined under SFAS No. 101, "Regulated Enterprises—Accounting for the Discontinuation of Application of SFAS No. 71." Assets and liabilities recognized solely due to the actions of rate regulation would no longer be recognized on the balance sheet and would be classified as an extraordinary item in income for the period in which the discontinuation occurred. A write-off of all of Integrys Energy Group's regulatory assets and regulatory liabilities at December 31, 2007, would result in an 11.1% decrease in total assets and a 4.7% decrease in total liabilities.

Tax Provision

As part of the process of preparing our Consolidated Financial Statements, we are required to estimate our income taxes for each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as depreciation, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our Consolidated Balance Sheet. We must also assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, we must establish a valuation allowance, which is offset by an adjustment to income tax expense in the income statement. The interpretation of tax laws involves uncertainty, since tax authorities may interpret them differently. As of January 1, 2007, we adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an Interpretation of FAS 109." As allowed under Interpretation No. 48, Integrys Energy Group elected to change its method of accounting to record interest and penalties paid on income tax obligations as a component of income tax expense.

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities, and any valuation allowance recorded against our deferred tax assets. The assumptions involved are supported by historical data, reasonable projections, and technical interpretations of applicable tax law and regulation across multiple taxing jurisdictions. Significant changes in these assumptions could have a material impact on Integrys Energy Group's financial condition and results of operations.

Impact of Inflation

Our financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and report operating results in terms of historic cost. The statements provide a reasonable, objective, and quantifiable statement of financial results, but they do not evaluate the impact of inflation. For our regulated operations, to the extent we are not recovering the effects of inflation, we will file rate cases as necessary in the various jurisdictions. Our nonregulated businesses include inflation in forecasted costs. However, any increase from inflation is offset with projected business growth. Therefore, the estimated effect of inflation on our nonregulated businesses is minor.

Consolidated Statements of Income

Year Ended December 31 *(Millions, except per share data)*	2007	2006	2005
Nonregulated revenue	$ 6,987.0	$5,156.7	$5,301.3
Utility revenue	3,305.4	1,734.0	1,524.2
Total revenues	10,292.4	6,890.7	6,825.5
Nonregulated cost of fuel, natural gas, and purchased power	6,676.2	4,968.9	5,139.5
Utility cost of fuel, natural gas, and purchased power	2,044.2	1,006.1	801.2
Operating and maintenance expense	922.1	484.3	525.9
Depreciation, amortization, and decommissioning expense	195.1	121.3	149.7
Taxes other than income taxes	87.4	60.9	50.3
Operating income	367.4	249.2	158.9
Miscellaneous income	64.1	42.8	88.8
Interest expense	(164.5)	(99.2)	(62.0)
Minority interest	0.1	3.8	4.5
Other (expense) income	(100.3)	(52.6)	31.3
Income before taxes	267.1	196.6	190.2
Provision for income taxes	86.0	45.0	39.6
Income from continuing operations	181.1	151.6	150.6
Discontinued operations, net of tax	73.3	7.3	11.5
Income before cumulative effect of change in accounting principle	254.4	158.9	162.1
Cumulative effect of change in accounting principle, net of tax	–	–	(1.6)
Income before preferred stock dividends of subsidiary	254.4	158.9	160.5
Preferred stock dividends of subsidiary	3.1	3.1	3.1
Income available for common shareholders	$ 251.3	$ 155.8	$ 157.4
Average shares of common stock			
Basic	71.6	42.3	38.3
Diluted	71.8	42.4	38.7
Earnings (loss) per common share (basic)			
Income from continuing operations	$2.49	$3.51	$3.85
Discontinued operations, net of tax	$1.02	$0.17	$0.30
Cumulative effect of change in accounting principle, net of tax	-	-	(0.04)
Earnings per common share (basic)	$3.51	$3.68	$4.11
Earnings (loss) per common share (diluted)			
Income from continuing operations	$2.48	$3.50	$3.81
Discontinued operations, net of tax	$1.02	$0.17	$0.30
Cumulative effect of change in accounting principle, net of tax	–	–	(0.04)
Earnings per common share (diluted)	$3.50	$3.67	$4.07
Dividends per common share	$2.56	$2.28	$2.24

The accompanying notes to Integrys Energy Group's consolidated financial statements are an integral part of these statements.

Consolidated Balance Sheets

At December 31 *(Millions)*	2007	2006
Assets		
Cash and cash equivalents	$ 41.2	$ 23.2
Restricted cash	-	22.0
Accounts receivable – net of reserves of $51.3 and $17.0, respectively	1,405.3	1,037.3
Accrued unbilled revenues	464.7	184.8
Inventories	663.4	456.3
Assets from risk management activities	840.7	1,068.6
Regulatory assets	141.7	8.7
Assets held for sale	-	6.1
Other current assets	169.3	120.4
Current assets	3,726.3	2,927.4
Property, plant, and equipment, net	4,463.8	2,534.8
Regulatory assets	1,102.3	430.1
Assets from risk management activities	459.3	308.2
Goodwill	948.3	303.9
Pension assets	101.4	-
Other	433.0	357.3
Total assets	$11,234.4	$6,861.7
Liabilities and Shareholders' Equity		
Short-term debt	$ 468.2	$ 722.8
Current portion of long-term debt	55.2	26.5
Accounts payable	1,331.8	949.4
Liabilities from risk management activities	813.5	1,001.7
Regulatory liabilities	77.9	22.8
Deferred income taxes	13.9	3.1
Other current liabilities	487.7	180.1
Current liabilities	3,248.2	2,906.4
Long-term debt	2,265.1	1,287.2
Deferred income taxes	494.4	97.6
Deferred investment tax credits	38.3	13.6
Regulatory liabilities	292.4	301.7
Environmental remediation liabilities	705.6	95.8
Pension and postretirement benefit obligations	247.9	188.6
Liabilities from risk management activities	372.0	264.7
Asset retirement obligations	140.2	10.1
Other	143.4	111.3
Long-term liabilities	4,699.3	2,370.6
Commitments and contingencies		
Preferred stock of subsidiary with no mandatory redemption	51.1	51.1
Common stock equity	3,235.8	1,533.6
Total liabilities and shareholders' equity	$11,234.4	$6,861.7

The accompanying notes to Integrys Energy Group's consolidated financial statements are an integral part of these statements.

Consolidated Statements of Common Shareholders' Equity

(Millions)	Comprehensive Income	Total	Employee Stock Plan Guarantees and Deferred Compensation Trust	Common Stock	Capital in Excess of Par Value	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)
Balance at December 31, 2004	$ –	$1,091.8	$ (8.4)	$37.5	$ 582.1	$497.0	$(0.3)	$(16.1)
Income available for common shareholders	157.4	157.4	–	–	–	157.4	–	–
Other comprehensive income – cash flow hedges (net of tax of $7.9)	(12.1)	(12.1)	–	–	–	–	–	(12.1)
Other comprehensive income – minimum pension liability (net of tax of $11.4)	17.1	17.1	–	–	–	–	–	17.1
Other comprehensive income – available for sale securities (net of tax of $0.4)	0.6	0.6	–	–	–	–	–	0.6
Other comprehensive income – currency translation (net of tax of $0.1)	0.1	0.1	–	–	–	–	–	0.1
Comprehensive income	163.1	–	–	–	–	–	–	–
Issuance of common stock	–	127.3	–	2.5	124.8	–	–	–
Dividends on common stock	–	(85.4)	–	–	–	(85.4)	–	–
Other	–	7.4	(2.5)	0.1	10.1	(0.3)	–	–
Balance at December 31, 2005	$ –	$1,304.2	$(10.9)	$40.1	$ 717.0	$568.7	$(0.3)	$(10.4)
Income available for common shareholders	155.8	155.8	–	–	–	155.8	–	–
Other comprehensive income – cash flow hedges (net of tax of $0.4)	(0.6)	(0.6)	–	–	–	–	–	(0.6)
Other comprehensive income – minimum pension liability (net of tax of $1.6)	2.4	2.4	–	–	–	–	–	2.4
Other comprehensive income – available for sale securities (net of tax of $0.2)	(0.4)	(0.4)	–	–	–	–	–	(0.4)
Other comprehensive income – currency translation (net of tax of $0.2)	(0.3)	(0.3)	–	–	–	–	–	(0.3)
Comprehensive income	156.9	–	–	–	–	–	–	–
Issuance of common stock	–	164.6	–	3.2	161.4	–	–	–
Dividends on common stock	–	(96.0)	–	–	–	(96.0)	–	–
Adjustments to initially apply SFAS No. 158 (net of tax of $2.9)	–	(4.5)	–	–	–	–	–	(4.5)
Other	–	8.4	(2.3)	0.1	10.9	(0.3)	–	–
Balance at December 31, 2006	$ –	$1,533.6	$(13.2)	$43.4	$ 889.3	$628.2	$(0.3)	$(13.8)
Income available for common shareholders	**251.3**	**251.3**	–	–	–	**251.3**	–	–
Other comprehensive income – cash flow hedge (net of taxes of $3.1)	**4.9**	**4.9**	–	–	–	–	–	**4.9**
Other comprehensive income – SFAS No. 158 unrecognized costs (net of taxes of $3.0)	**3.8**	**3.8**	–	–	–	–	–	**3.8**
Other comprehensive income – available for sale securities (net of taxes of $0.2)	**0.4**	**0.4**	–	–	–	–	–	**0.4**
Other comprehensive income – foreign currency translation (net of taxes of $2.2)	**3.6**	**3.6**	–	–	–	–	–	**3.6**
Comprehensive income	**264.0**	–	–	–	–	–	–	–
Issuance of common stock	–	**45.6**	–	**1.1**	**44.5**	–	–	–
Peoples Energy merger	–	**1,559.3**	–	**31.9**	**1,527.4**	–	–	–
Stock-based compensation	–	**8.7**	–	–	**8.7**	–	–	–
Dividends on common stock	–	**(177.0)**	–	–	–	**(177.0)**	–	–
Other	–	**1.6**	**(1.5)**	–	**3.9**	**(0.6)**	–	**(0.2)**
Balance at December 31, 2007	**$ –**	**$3,235.8**	**$(14.7)**	**$76.4**	**$2,473.8**	**$701.9**	**$(0.3)**	**$ (1.3)**

The accompanying notes to Integrys Energy Group's consolidated financial statements are an integral part of these statements.

Consolidated Statements of Cash Flows

Year Ended December 31 *(Millions)*	2007	2006	2005
Operating Activities			
Income before preferred stock dividends of subsidiary	$254.4	$ 158.9	$160.5
Adjustments to reconcile net income to net cash provided by operating activities			
Discontinued operations, net of tax	(73.3)	(7.3)	(11.5)
Depreciation, amortization, and decommissioning expense	195.1	121.3	149.7
Recovery (deferral) of Kewaunee outage expenses	18.0	9.5	(49.2)
Refund of non-qualified decommissioning trust	(70.6)	(54.5)	-
Deferral of Weston 3 outage expenses	(22.7)	-	-
Recoveries and refunds of other regulatory assets and liabilities	14.6	5.7	7.6
Amortization of nonregulated customer contract intangibles	21.0	-	-
Realized gain on investments held in trust, net of regulatory deferral	-	-	(15.7)
Unrealized (gains) losses on nonregulated energy contracts	(59.5)	7.3	(39.2)
Pension and postretirement expense	67.5	51.6	50.5
Pension and postretirement funding	(33.4)	(43.2)	(28.6)
Deferred income taxes and investment tax credit	66.8	12.4	9.0
Gains due to settlement of contracts pursuant to the merger with PEC	(4.0)	-	-
Gain on sale of interest in Guardian Pipeline, LLC	-	(6.2)	-
Gain on sale of WPS ESI Gas Storage, LLC	-	(9.0)	-
Gain on sale of partial interest in synthetic fuel operation	(2.7)	(6.4)	(7.1)
(Gain) Loss on sale of property, plant, and equipment	1.1	1.3	(5.5)
Equity income, net of dividends	2.4	14.4	10.9
Cumulative effect of change in accounting principles, net of tax	-	-	1.6
Other	(12.1)	25.2	(35.7)
Changes in working capital			
Receivables, net	89.4	(10.0)	(499.8)
Inventories	(40.2)	(206.5)	(112.9)
Other current assets	0.9	(32.4)	(19.9)
Accounts payable	(96.5)	7.5	487.3
Other current liabilities	(77.7)	33.3	25.4
Net cash provided by operating activities	238.5	72.9	77.4
Investing Activities			
Capital expenditures	(392.6)	(342.0)	(413.9)
Proceeds from the sale of property, plant, and equipment	15.6	4.5	12.0
Purchase of equity investments and other acquisitions	(66.5)	(60.1)	(82.6)
Proceeds from the sale of interest in Guardian Pipeline, LLC	-	38.5	-
Proceeds from the sale of WPS ESI Gas Storage, LLC	-	19.9	-
Proceeds from the sale of Kewaunee power plant	-	-	112.5
Proceeds from the sale of partial interest in Weston 4 power plant	-	-	95.1
Cash paid for transaction costs related to PEC merger	(14.4)	(5.5)	-
Proceeds from liquidation of non-qualified decommissioning trust	-	-	127.1
Purchases of nuclear decommissioning trust investments	-	-	(18.6)
Sales of nuclear decommissioning trust investments	-	-	18.6
Acquisition of natural gas operations in Michigan and Minnesota, net of liabilities assumed	1.9	(659.3)	-
Restricted cash for repayment of long-term debt	22.0	(22.0)	-
Transmission interconnection	(23.8)	(11.6)	(6.3)
Other	6.3	7.5	7.3
Net cash used for investing activities	(451.5)	(1,030.1)	(148.8)
Financing Activities			
Short-term debt, net	(463.7)	458.0	(25.0)
Gas loans, net	34.4	(68.4)	(7.1)
Issuance of long-term debt	125.2	447.0	-
Repayment of long-term debt	(26.5)	(4.0)	(3.4)
Payment of dividends			
Preferred stock	(3.1)	(3.1)	(3.1)
Common stock	(177.0)	(96.0)	(85.4)
Issuance of common stock	45.6	164.6	127.3
Other	5.9	(6.4)	(3.3)
Net cash provided by (used for) financing activities	(459.2)	891.7	-
Change in cash and cash equivalents – continuing operations	(672.2)	(65.5)	(71.4)
Change in cash and cash equivalents – discontinued operations			
Net cash (used for) provided by operating activities	(109.3)	41.9	(15.0)
Net cash provided by investing activities	799.5	19.1	74.9
Net cash used for financing activities	-	-	(0.8)
Change in cash and cash equivalents	18.0	(4.5)	(12.3)
Cash and cash equivalents at beginning of year	23.2	27.7	40.0
Cash and cash equivalents at end of year	$ 41.2	$ 23.2	$ 27.7

The accompanying notes to Integrys Energy Group's consolidated financial statements are an integral part of these statements.

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) ***Nature of Operations***—Integrys Energy Group is a holding company whose primary wholly owned subsidiaries at December 31, 2007, include Wisconsin Public Service Corporation (WPSC), Upper Peninsula Power Company (UPPCO), Michigan Gas Utilities Corporation (MGUC), Minnesota Energy Resources Corporation (MERC), The Peoples Gas Light and Coke Company (PGL), North Shore Gas Company (NSG), and Integrys Energy Services. Of these subsidiaries, six subsidiaries are regulated electric and/or natural gas utilities and one subsidiary, Integrys Energy Services, is a nonregulated energy supply and services company. For more information about our regulated and nonregulated segments, see Note 24, "*Segments of Business.*"

The term "utility" refers to the regulated activities of the electric and natural gas utility segments, while the term "nonutility" refers to the activities of the electric and natural gas utility segments that are not regulated. The term "nonregulated" refers to activities at Integrys Energy Services.

The line item on the Consolidated Statements of Income "Income available for common shareholders," is net income.

(b) ***Consolidation Basis of Presentation***—The Consolidated Financial Statements include the accounts of Integrys Energy Group and all majority owned subsidiaries, after eliminating intercompany transactions and balances, and proportionate shares of jointly owned utility facilities. If a minority owner's equity is reduced to zero, our policy is to record 100% of the subsidiary's losses until the minority owner makes capital contributions or commitments to fund its share of the operating costs. The cost method of accounting is used for investments when Integrys Energy Group owns less than 20% of the voting equity of the company, unless other evidence indicates we have significant influence over the operating and financial policies of the investee. Investments in businesses not controlled by Integrys Energy Group, but over which we have significant influence regarding the operating and financial policies of the investee, are accounted for using the equity method. For additional information on our equity method investments see Note 10, "*Investments in Affiliates, at Equity Method.*"

<u>Mergers and Acquisitions</u>

Effective February 21, 2007, the Peoples Energy Corporation (PEC) merger was consummated and the assets and liabilities, results of operations, and cash flows of PEC were included in Integrys Energy Group's Consolidated Financial Statements commencing February 22, 2007. See Note 6, "*Acquisitions and Sales of Assets,*" for more information.

The assets and liabilities, results of operations, and cash flows of MGUC and MERC were included in Integrys Energy Group's Consolidated Financial Statements effective April 1, and July 1, 2006, respectively. See Note 6, "*Acquisitions and Sales of Assets,*" for more information.

<u>Dispositions</u>

Peoples Energy Production Company's (PEP) results of operations and cash flows were recorded as discontinued operations in 2007. The sale of PEP was completed on September 28, 2007. Refer to Note 4, "*Discontinued Operations,*" for more information.

For all periods presented, certain assets and liabilities of Sunbury and Niagara have been reclassified as held for sale and Sunbury's and Niagara's results of operations and cash flows have been reclassified as discontinued operations. Refer to Note 4, "*Discontinued Operations,*" for more information.

(c) ***Use of Estimates***—We prepare our financial statements in conformity with accounting principles generally accepted in the United States of America. We make estimates and assumptions that affect reported amounts. These estimates and assumptions affect assets, liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates.

(d) ***Cash and Cash Equivalents***—We consider short-term investments with an original maturity of three months or less to be cash equivalents.

The following is supplemental disclosure to the Integrys Energy Group Consolidated Statements of Cash Flows:

(Millions)	2007	2006	2005
Cash paid for interest	**$144.5**	$87.6	$59.6
Cash paid for income taxes	**198.1**	37.7	50.4

Significant non-cash transactions were as follows:

(Millions)	2007	2006	2005
Weston 4 construction costs funded through accounts payable	**$ 26.1**	$32.0	$33.7
Equity issued for net assets acquired in PEC merger	**1,559.3**	-	-
Realized gain on settlement of contracts due to PEC merger	**4.0**	-	-
PEP post-closing adjustments funded through other current liabilities	**9.9**	-	-
Transaction costs related to the merger with Peoples Energy funded through other current liabilities	**-**	8.1	-

(e) ***Revenue and Customer Receivables***—Revenues are recognized on the accrual basis and include estimated amounts for electric and natural gas services rendered but not billed. Currently there are no customers or industries that account for more than 10% of Integrys Energy Group's revenues.

Integrys Energy Group's regulated electric utility segment operations use automatic fuel and purchased power adjustment clauses for the retail electric portions of their business in Michigan and also for their Federal Energy Regulatory Commission (FERC) wholesale electric business. There is a portion of Integrys Energy Group's wholesale electric business that limits cost recovery to no greater than the two-year average rate charged to large industrial retail customers for that same period. The Wisconsin retail electric portion of Integrys Energy Group's business uses a "cost variance range" approach, based on a specific estimated fuel and purchased power cost for the forecast year. If the actual fuel and purchased power costs fall outside this range, the Public Service Commission of Wisconsin (PSCW) can authorize an adjustment to future rates. Decreases to rates can be implemented without a hearing, unless requested by Integrys Energy Group, PSCW staff, or interveners, while increases to rates are generally subject to a hearing.

Billings to Integrys Energy Group's retail electric customers under the Michigan Public Service Commission's (MPSC) jurisdiction include base rate charges and a power supply cost recovery factor. Power supply cost recovery factors are established annually to recover projected power supply costs approved by the MPSC. The MPSC reconciles these factors to actual costs annually and permits 100% recovery of allowed power supply costs. Integrys Energy Group recognizes any over or under recovery currently in its revenues, and the regulatory asset or liability is recognized on the balance sheet until settlement. The deferrals are relieved with additional billings or refunds.

Integrys Energy Group's regulated natural gas utility segment operations are approved to use one-for-one natural gas cost recovery plans for all prudently incurred natural gas costs. These plans allow Integrys Energy Group to pass changes in the cost of natural gas on to system natural gas customers, subject to regulatory review for reasonableness.

All of Integrys Energy Group's utility subsidiaries are required to provide service and grant credit to customers within their service territories. The companies continually review their customers' credit-worthiness and obtain or refund deposits accordingly. The utilities are generally precluded from discontinuing service to residential customers during winter moratorium months.

For Integrys Energy Services' merchant electric generation plants, electric power revenues related to fixed-price contracts are recognized at the lower of amounts billable under the contract or an amount equal to the volume of the capacity made available or the energy delivered during the period multiplied by the estimated average revenue per kilowatt-hour per the terms of the contract. Under floating-price contracts, electric power revenues are recognized when capacity is provided or energy is delivered.

For its nonregulated business of supplying energy, management, and consulting services to retail and wholesale customers, Integrys Energy Services accrues revenues in the month that energy is delivered and/or services are rendered. Revenues related to derivative instruments classified as trading are reported net of related cost of sales for all periods presented.

(f) *Inventories*—Inventories consist of natural gas in storage, liquid propane, and fossil fuels, including coal. Average cost is used to value fossil fuels, liquid propane, and natural gas in storage for our regulated segments, excluding PGL and NSG. PGL and NSG price natural gas storage injections at the calendar year average of the costs of natural gas supply purchased. Withdrawals from storage are priced on the last-in, first-out (LIFO) cost method. Inventories stated on a LIFO basis represent approximately 14% of total inventories at December 31, 2007. The estimated replacement cost of natural gas in inventory at December 31, 2007, exceeded the LIFO cost by approximately $304.4 million. Inventories at Integrys Energy Services are valued at the lower of cost or market unless hedged pursuant to a fair value hedge, in which case changes in the fair value of inventory subsequent to the hedge designation are recorded directly to inventory.

(g) *Risk Management Activities*—As part of our regular operations, Integrys Energy Group enters into contracts, including options, swaps, futures, forwards, and other contractual commitments, to manage market risks such as changes in commodity prices and interest rates.

Integrys Energy Group accounts for derivative instruments pursuant to Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivatives Instruments and Hedging Activities," as amended and interpreted. Under the provisions of SFAS No. 133, all derivatives are recognized on the balance sheet at their fair value except for certain derivatives that qualify for the normal purchases and sales exception. Subsequent changes in fair value of the derivatives are recorded currently in earnings unless certain hedge accounting criteria are met. If the derivatives qualify for regulatory deferral subject to the provisions of SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation," they are marked to fair value pursuant to SFAS No. 133 and are offset with a corresponding regulatory asset or liability.

Integrys Energy Group classifies mark-to-market gains and losses on derivative instruments not qualifying for hedge accounting or regulatory deferral as a component of revenues.

(h) *Emission Allowances*—Integrys Energy Services accounts for emission allowances as an intangible asset, with cash inflows and outflows related to purchases and sales of emission allowances recorded as investing activities in the Consolidated Statements of Cash Flows. Integrys Energy Services uses the guidance in SFAS No. 144, "Accounting for the Impairment and Disposal of Long-Lived Assets," to test allowances for impairment. The utilities account for allowances as inventory at average cost by vintage year. Emission allowances granted to WPSC are recorded at zero cost. Charges to income result when allowances are utilized in operating the utilities' generation plants. Gains on sale of allowances are generally returned to ratepayers.

(i) *Property, Plant, and Equipment*—Utility plant is stated at the original cost of construction including an allowance for funds used during construction. The costs of renewals and betterments of units of property (as distinguished from minor items of property) are capitalized as additions to the utility plant accounts. Except for land, no gain or loss is recognized in connection with ordinary retirements of utility property units. Maintenance, repair, replacement, and renewal costs associated with items not qualifying as units of property are considered operating expenses. PGL and NSG charge the cost of units of property retired, sold, or otherwise disposed of to the accumulated provision for depreciation and record the cost of removal, less salvage value, associated with the retirement to depreciation expense. The other utilities charge the cost of units of property retired, sold, or otherwise disposed of, less salvage value, to the accumulated provision for depreciation and initially record a regulatory liability for removal costs and charge the costs against the liability as incurred.

Integrys Energy Group records straight-line depreciation expense over the estimated useful life of utility property. The PSCW approved depreciation rates for WPSC effective January 1, 2005. Depreciation rates for UPPCO were approved by the MPSC effective January 1, 2002. Depreciation rates for MGUC and MERC were approved by the MPSC and Minnesota Public Utility Commission (MPUC) effective April 1, 2006, and July 1, 2006, respectively. In April 2005, the Illinois Commerce Commission (ICC) approved depreciation rates for PGL and NSG. Annual utility composite depreciation rates are shown below.

Annual Utility Composite Depreciation Rates	2007	2006	2005
WPSC – Electric	**3.35%**	3.36%	3.65%
WPSC – Natural Gas	**3.52%**	3.57%	3.61%
UPPCO	**3.01%**	2.90%	2.85%
MGUC	**2.67%**	2.06% [1]	–
MERC	**3.42%**	1.76% [2]	–
PGL	**2.86%** [3]	–	–
NSG	**1.85%** [3]	–	–

[1] *Composite depreciation rate for 9 months of the year.*
[2] *Composite depreciation rate for 6 months of the year.*
[3] *Composite depreciation rate from February 22, 2007, through the end of 2007.*

Interest capitalization is applied to nonutility property during construction, and gain and loss recognition occurs in connection with retirements. Currently, nonutility property at the regulated utilities consists primarily of land.

Nonregulated plant is stated at cost, which includes capitalized interest, or estimated fair value at the time of acquisition. The costs of renewals, betterments, and major overhauls are capitalized as additions to plant. The gains or losses associated with ordinary retirements are recorded in the period of retirement. Maintenance, repair, and minor replacement costs are expensed as incurred.

Most of the nonregulated subsidiaries compute depreciation using the straight-line method over the following estimated useful lives:

Structures and improvements	15 to 40 years
Office and plant equipment	5 to 40 years
Office furniture and fixtures	3 to 10 years
Vehicles	5 years
Computer equipment	3 to 8 years
Leasehold improvements	Shorter of: life of the lease or life of the asset

The nonregulated Combined Locks Energy Center uses the units of production depreciation method for selected components of equipment having defined lives stated in terms of hours of production.

Integrys Energy Group capitalizes certain costs related to software developed or obtained for internal use and amortizes those costs to operating expense over the estimated useful life of the related software, which ranges from 3 to 15 years.

(j) *Capitalized Interest and Allowance for Funds Used During Construction***—**Our nonregulated subsidiaries capitalize interest for construction projects, while our utilities capitalize the cost of funds used for construction using a calculation that includes both internal (equity) and external (debt) components, as required by regulatory accounting.

Approximately 50% of WPSC's retail jurisdictional construction in progress expenditures are subject to the allowance for funds used during construction (AFUDC) calculation, except on specific projects approved by the PSCW. For 2007, WPSC's AFUDC retail rate was 8.61%. Carrying costs related to Weston 4 are currently being recovered in rates. WPSC's construction in progress AFUDC debt and equity percentage formula for the wholesale jurisdiction is specified in the FERC's Uniform System of Accounts. The 2007 average AFUDC wholesale rate was 8.54%. WPSC's allowance for equity funds used during construction for 2007, 2006, and 2005 was $0.9 million, $0.6 million, and $1.5 million, respectively. WPSC's allowance for borrowed funds used during construction for 2007, 2006, and 2005 was $0.3 million, $0.2 million, and $0.4 million, respectively.

The AFUDC calculation for the other utilities is determined by the respective state commissions, each with specific requirements. Based on those requirements, the other utilities did not record AFUDC for 2007, 2006, or 2005.

Our nonregulated subsidiaries calculate capitalized interest on long-term construction. The interest rate capitalized is based upon the monthly short-term borrowing rate Integrys Energy Group incurs for such funds. The amount of interest capitalized during 2007, 2006, and 2005 was not significant.

(k) *Regulatory Assets and Liabilities***—**The regulated electric and natural gas utility segments are subject to the provisions of SFAS No. 71. Regulatory assets represent probable future revenue associated with certain incurred costs that will be recovered from customers through the ratemaking process. Regulatory liabilities represent amounts that are refundable in future customer rates. Based on a current evaluation of the various factors and conditions that are expected to impact future cost recovery, we believe that future recovery of our regulatory assets is probable. If at any reporting date a previously recorded regulatory asset is no longer probable of recovery, the regulatory asset is reduced to the amount considered probable of recovery with the reduction charged to expense in the year the determination is made.

(l) *Asset Impairment***—**We review the recoverability of long-lived tangible and intangible assets in accordance with SFAS No. 144. This Statement requires review of assets when circumstances indicate that the carrying amount may not be recoverable. The carrying amount of assets held and used is not recoverable if it exceeds the undiscounted sum of cash flows expected to result from the use and eventual disposition of the asset. If the carrying value is not recoverable, the impairment loss is measured as the excess of the asset's carrying value over its fair value. The carrying value of assets held for sale is not recoverable if it exceeds the fair value less cost to sell the asset. An impairment charge is recorded for any excess of the carrying value over the fair value less cost to sell. If events or circumstances indicate the carrying value of investments accounted for under the equity method of accounting may not be recoverable, potential impairment is assessed by comparing the fair value of these investments to their carrying values as well as assessing if a decline in fair value is temporary. If an impairment is indicated, a charge is recognized equal to the amount the carrying value exceeds the investment's fair value. Impairment charges are recorded if the carrying value of such assets exceed the future anticipated cash flows. See Note 4, "*Discontinued Operations,*" for information related to the impairment charge recorded at Sunbury in 2005.

(m) *Goodwill and Other Intangible Assets***—**In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," goodwill and other intangible assets with indefinite lives are not amortized, but are subject to annual impairment tests. The regulated electric and natural gas utility segments perform their impairment test during the second quarter of each year, while Integrys Energy Services performs its impairment test annually during the third quarter. The intangible asset impairment tests are updated whenever events or changes in circumstances indicate that the assets might be impaired. Based upon the results of testing, no impairments were noted in 2007, 2006, or 2005.

Other intangible assets with definite lives consist primarily of emission allowances, customer related intangible assets, and customer contract assets and liabilities. For more information on Integrys Energy Group's intangible assets, see Note 11, "*Goodwill and Other Intangible Assets.*"

(n) *Retirement of Debt***—**Premiums, discounts, and expenses incurred with the issuance of outstanding long-term debt are amortized over the terms of the debt issues. Any call premiums or unamortized expenses associated with refinancing higher-cost debt obligations used to finance regulated assets and operations are defined and amortized consistent with regulatory treatment of those items.

(o) *Asset Retirement Obligations***—**Integrys Energy Group applies SFAS No. 143, "Accounting for Asset Retirement Obligations," and Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations." Under these accounting standards, Integrys Energy Group recognizes, at fair value, legal obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction or development, and/or normal operation of the assets. A liability is recorded for these obligations as long as the fair value can be reasonably estimated, even if the timing or method of settling the obligation is unknown. The asset retirement obligations are accreted using a credit-adjusted risk-free interest rate commensurate with the expected settlement dates of the asset retirement obligations. The associated retirement costs are capitalized as part of the related long-lived assets and are depreciated over the useful lives of the assets.

(p) *Income Taxes***—**We account for income taxes using the liability method as prescribed by SFAS No. 109, "Accounting for Income Taxes." Under this method, deferred income taxes have been recorded using currently enacted tax rates for the differences between the tax basis of assets and liabilities and the basis reported in the financial statements. Our regulated utilities are allowed to defer certain adjustments made to income taxes and record regulatory assets or liabilities related to these adjustments.

Integrys Energy Group adopted the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an Interpretation of FAS 109," on January 1, 2007. As a result of the implementation of Interpretation No. 48, Integrys Energy Group recognized a $0.1 million decrease in the liability for unrecognized tax benefits, which was accounted for as an increase in the January 1, 2007, balance of retained earnings.

Investment tax credits, which have been used to reduce our federal income taxes payable, have been deferred for financial reporting purposes. These deferred investment tax credits are being amortized over the useful lives of the property to which they relate.

Integrys Energy Group files a consolidated United States income tax return that includes domestic subsidiaries of which its ownership is 80% or more. Integrys Energy Group and its consolidated subsidiaries are parties to a tax allocation arrangement under which each entity determines its income tax provision on a stand-alone basis. In several states, combined or consolidated filing is required for certain members of Integrys Energy Group doing business in that state. The tax allocation arrangement equitably allocates the state taxes associated with these combined or consolidated filings.

(q) *Taxes Other Than Income*—Integrys Energy Group presents revenue net of pass-through taxes on the Consolidated Statements of Income.

(r) *Guarantees*—Integrys Energy Group applies Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees Including Indirect Guarantees of Indebtedness of Others," which requires that the guarantor recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. See Note 18, "*Guarantees,*" for additional information on Interpretation No. 45.

(s) *Stock-Based Employee Compensation*—Integrys Energy Group has stock-based employee compensation plans, which are described more fully in Note 22, "*Stock-Based Compensation.*" Prior to January 1, 2006, Integrys Energy Group accounted for these plans under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, Integrys Energy Group provided pro forma disclosure amounts in accordance with SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," as if the fair value method defined by SFAS No. 123, "Accounting for Stock-Based Compensation," had been applied.

The following table illustrates the effect on 2005 income available for common shareholders and earnings per share if Integrys Energy Group had applied the fair value recognition provisions of SFAS No. 123:

(Millions, except per share amounts)	2005
Income available for common shareholders	
As reported	$157.4
Add: Stock-based compensation expense using the intrinsic value method – net of tax	2.0
Deduct: Stock-based compensation expense using the fair value method – net of tax	(1.9)
Pro forma	$157.5
Basic earnings per common share	
As reported	$4.11
Pro forma	4.11
Diluted earnings per common share	
As reported	$4.07
Pro forma	4.07

Effective January 1, 2006, Integrys Energy Group adopted the fair value recognition provisions of SFAS No. 123(R), "Share-Based Payment," using the modified prospective transition method. Under this transition method, prior periods' results are not restated. Stock-based compensation cost for 2006 included compensation cost for all stock-based compensation awards granted prior to, but not yet fully vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, adjusted for estimated future forfeitures. The fair values of stock-based compensation awards granted after January 1, 2006, were estimated in accordance with the provisions of SFAS No. 123(R). There was no material cumulative effect of a change in accounting principle recorded upon adoption of SFAS No. 123(R). The implementation of SFAS No. 123(R) did not have a material impact on cash flows from operations and cash flows from financing activities.

(t) *Cumulative Effect of Change in Accounting Principles*—The adoption of Interpretation No. 47 on December 31, 2005, resulted in a $1.6 million after-tax cumulative effect of change in accounting principle, decreasing income available for common shareholders, related to recording a liability for asbestos remediation at certain of Integrys Energy Services' generation plants. Approximately $1.4 million of the after-tax cumulative effect of change in accounting principle recorded in 2005 related to Sunbury. For more information on Sunbury, see Note 4, "*Discontinued Operations.*" For the utility segments of Integrys Energy Group, we concluded it was probable that any differences between expenses under Interpretation No. 47 and expenses currently recovered through customer rates will be recoverable or refundable in future customer rates. Accordingly, the adoption of Interpretation No. 47 had no impact on the utility segments' income, as its effect is offset by the establishment of regulatory assets or liabilities pursuant to SFAS No. 71.

(u) *Reclassifications*—We reclassified certain prior year financial statement amounts to conform to the current year presentation. Significant reclassifications are as follows.

Consolidated Balance Sheet

Customers electing a budget payment plan had a credit balance of $49.2 million at December 31, 2006. Since this balance is subject to change based upon the amount of future billings, this balance was reclassified from accounts payable to other current liabilities to conform to the December 31, 2007, presentation.

Consolidated Statements of Income

For the year ended December 31, 2006, and 2005, $16.5 million and $9.1 million, respectively, of software and intangible asset amortization expense was reclassified from operating and maintenance expense to depreciation and amortization expense to conform to the presentation for the year ended December 31, 2007.

Consolidated Statement of Cash Flows

The reclassifications discussed above were also reflected as reclassifications in the Consolidated Statements of Cash Flows for the year ended December 31, 2006, and 2005. These reclassifications had no impact on total operating, investing, or financing activities.

(v) *New Accounting Pronouncements*—In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," which defines fair value, establishes new criteria to be considered when measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements. Integrys Energy Group applies fair value measurements to certain assets and liabilities, primarily derivative instruments, available-for-sale securities, deferred compensation liabilities, financial instruments required to be disclosed at fair value under SFAS No.107, "Fair Value of Financial Instruments," and long-lived assets evaluated for impairments. SFAS No. 157 is effective for Integrys Energy Group on

January 1, 2008, for financial assets and liabilities and January 1, 2009, for nonfinancial assets and liabilities.

SFAS No. 157 nullified a portion of Emerging Issues Task Force Issue No. 02-3, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities." Under Issue No. 02-3, inception gains or losses were deferred unless the fair value of the derivative was substantially based on quoted prices or other current market transactions. However, SFAS No. 157 provides a framework to consider, in evaluating a transaction, whether a transaction represents fair value at initial recognition. Integrys Energy Services expects to recognize a pre-tax cumulative effect increase to retained earnings of $4.5 million on January 1, 2008.

SFAS No. 157 requires that a fair value measurement reflect the assumptions market participants would use in pricing an asset or liability based on the best available information. These assumptions include the risks inherent in a particular valuation technique (such as a pricing model) and the risks inherent in the inputs to the model. SFAS No. 157 also requires that we consider our own credit profile in valuing liabilities and specifies that transaction costs should not be considered in the determination of fair value. On January 1, 2008, Integrys Energy Group expects to recognize an increase to operating income of $0.5 million as a result of considering its own credit profile in the measurement of certain liabilities at fair value, and an increase of $11.0 million due to the exclusion of transaction costs from Integrys Energy Services' fair value estimates.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." This standard permits entities to choose to measure many financial instruments and certain other items at fair value, following the provisions of SFAS No. 157. SFAS No. 159 is effective for Integrys Energy Group beginning January 1, 2008. We have chosen not to elect the fair value option for any of our financial assets and liabilities.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations." SFAS No. 141(R) provides greater consistency in the accounting and financial reporting of business combinations. SFAS No. 141(R) requires the acquiring entity in a business combination to recognize all assets acquired and liabilities assumed in the transaction and any non-controlling interest in the acquiree at the acquisition date, measured at the fair value as of that date. This includes the measurement of the acquirer's shares issued as consideration in a business combination, the recognition of contingent consideration, the accounting for pre-acquisition gain and loss contingencies, the recognition of capitalized in-process research and development, the accounting for acquisition-related restructuring cost accruals, the treatment of acquisition-related transaction costs, and the recognition of changes in the acquirer's income tax valuation allowance and deferred taxes. This statement also establishes disclosure requirements to enable the evaluation of the nature and financial effect of the business combination. SFAS No. 141(R) is effective for business combinations consummated after January 1, 2009. Also effective January 1, 2009, any adjustments to uncertain tax positions from business combinations consummated prior to January 1, 2009, will no longer be recorded as an adjustment to goodwill, but will be reported in income.

NOTE 2—FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate such value:

Cash and cash equivalents, restricted cash, accounts receivable, accounts payable, notes payable, and outstanding commercial paper: The carrying amount approximates fair value due to the short maturity of these investments and obligations.

Long-term debt and preferred stock: The fair values of long-term debt and preferred stock are estimated based on the quoted market price for the same or similar issues or on the current rates offered to Integrys Energy Group for debt of the same remaining maturity.

Risk management assets—net: Assets and liabilities from risk management activities are recorded at fair value in accordance with SFAS No. 133.

The estimated fair values of our financial instruments as of December 31 were:

	2007		2006	
(Millions)	**Carrying Amount**	**Fair Value**	**Carrying Amount**	**Fair Value**
Cash and cash equivalents	**$ 41.2**	**$ 41.2**	$ 23.2	$ 23.2
Restricted cash	**-**	**-**	22.0	22.0
Accounts receivable – net	**1,405.3**	**1,405.3**	1,037.3	1,037.3
Accounts payable	**1,331.8**	**1,331.8**	949.4	949.4
Notes payable	**160.0**	**160.0**	160.0	160.0
Commercial paper	**308.2**	**308.2**	562.8	562.8
Long-term debt	**2,320.3**	**2,334.2**	1,313.7	1,323.1
Preferred stock	**51.1**	**49.6**	51.1	48.8
Risk management assets – net	**114.5**	**114.5**	110.4	110.4

NOTE 3—RISK MANAGEMENT ACTIVITIES

The following table shows Integrys Energy Group's assets and liabilities from risk management activities as of December 31, 2007, and 2006:

	Assets		Liabilities	
(Millions)	2007	2006	2007	2006
Utility Segments				
Commodity contracts	**$ 8.2**	$ 5.9	**$ 30.4**	$ 12.1
Financial transmission rights	**13.4**	14.3	**4.4**	2.0
Cash flow hedges – commodity contracts	**–**	–	**0.3**	–
Nonregulated Segments				
Commodity and foreign currency contracts	**1,241.4**	1,237.7	**1,125.7**	1,195.4
Fair value hedges				
Commodity contracts	**7.4**	11.0	**2.0**	0.3
Interest rate swaps	**–**	–	**0.3**	–
Cash flow hedges				
Commodity contracts	**29.6**	107.9	**18.3**	53.3
Interest rate swaps	**–**	–	**4.1**	3.3
Total	**$1,300.0**	$1,376.8	**$1,185.5**	$1,266.4
Balance Sheet Presentation				
Current	**$ 840.7**	$1,068.6	**$ 813.5**	$1,001.7
Long-term	**459.3**	308.2	**372.0**	264.7
Total	**$1,300.0**	$1,376.8	**$1,185.5**	$1,266.4

Assets and liabilities from risk management activities are classified as current or long-term based upon the maturities of the underlying contracts.

Utility Segments

Derivative instruments at the utilities are entered into in accordance with the terms of the risk management policies approved by Integrys Energy Group's Board of Directors and, if applicable, by the respective regulators. For most energy-related physical and financial derivatives in our regulated operations, our regulators allow the effects of mark-to-market accounting to be deferred as regulatory assets and liabilities. Management believes any gains or losses resulting from the eventual settlement of these derivative instruments will be collected from or refunded to customers.

The derivatives listed in the above table as "commodity contracts" include a limited number of electric and natural gas purchase contracts as well as financial derivative contracts (New York Mercantile Exchange [NYMEX] futures and options) used by both the electric and natural gas utility segments to mitigate the risk associated with market price volatility of natural gas. The electric utility segment also uses financial instruments to manage transmission congestion costs, which are shown in the above table as "financial transmission rights."

Additionally, PGL uses derivatives to hedge changes in the price of natural gas used to support operations. These instruments are designated as cash flow hedges, which allow for the effective portion of the unrealized change in value during the life of the hedge to be recorded in comprehensive income, net of taxes. Commodity contracts that are designated as cash flow hedges extend through February 2009. Cash flow hedge ineffectiveness recorded in operating and maintenance expense on the Consolidated Statements of Income related to these commodity contracts was insignificant for the year ended December 31, 2007. When testing for effectiveness, no portion of the derivative instruments was excluded. Amounts recorded in other comprehensive income related to these cash flow hedges will be recognized in earnings as the hedged transactions occur or if it becomes probable that the hedged transaction will not occur. The amount to be recognized in earnings over the next 12 months as the hedged transactions occur is insignificant.

Nonregulated Segments

The derivatives in the nonregulated segments not designated as hedges under generally accepted accounting principles are primarily commodity contracts used to manage price risk associated with natural gas and electric energy purchase and sale activities and foreign currency contracts used to manage foreign currency exposure related to Integrys Energy Services' Canadian operations. In addition, Integrys Energy Services entered into interest rate swaps associated with long-term storage contracts as well as a series of options covering a specified number of barrels of oil in order to manage exposure to the risk of an increase in oil prices. Changes in the fair value of non-hedge derivatives are recognized currently in earnings.

In the second quarter of 2006, Integrys Energy Services began entering into a limited number of derivative energy contracts with terms that extend as long as 12 years. Observable market data is not available for the longer-dated portion (generally periods greater than five years) (the unobservable periods) of these contracts and, therefore, Integrys Energy Services had valued the unobservable periods of these contracts at zero. In the third quarter of 2007, Integrys Energy Services determined that this approach was inappropriate under generally accepted accounting principles and began to use internally developed pricing data to estimate the fair value of such unobservable periods. The cumulative effect related to prior periods was an increase in income from continuing operations and income available for common shareholders of $4.6 million, net of taxes. Management has determined that this amount is not material to prior periods. The determination of fair value for these derivative contracts is subjective and requires significant management judgment.

Our nonregulated segments also enter into commodity derivative contracts that are designated as either fair value or cash flow hedges. Integrys Energy Services uses fair value hedges to mitigate the risk of changes in the price of natural gas held in storage. The changes in the fair value of these hedges are recognized currently in earnings, as are the changes in fair value of the hedged items. Fair value hedge ineffectiveness recorded in nonregulated revenue on the Consolidated Statements of Income was not significant in 2007. Fair value hedge ineffectiveness recorded in nonregulated revenue on the Consolidated Statements of Income was a pre-tax gain of $3.7 million in 2006, and a pre-tax loss of $2.5 million in 2005. Changes in the difference between the spot and forward prices of natural gas were excluded from the assessment of hedge effectiveness and reported directly in nonregulated revenue. During 2007 and 2006, the amounts excluded were not significant. During 2005, the amount excluded was a pre-tax loss of $5.2 million.

Commodity contracts that are designated as cash flow hedges extend through December 2011, and are used to mitigate the risk of cash flow variability associated with future purchases and sales of natural gas and electricity. To the extent they are effective, the changes in the values of these contracts are included in other comprehensive income, net of taxes. Cash flow hedge ineffectiveness recorded in nonregulated revenue on the Consolidated Statements of Income related to commodity contracts was a pre-tax loss of $4.4 million in 2007, a pre-tax gain of $8.6 million in 2006, and a pre-tax loss of $2.6 million in 2005. When testing for effectiveness, no portion of the derivative instruments was excluded. Amounts recorded in other comprehensive income related to these cash flow hedges will be recognized in earnings when the hedged transactions affect earnings, which is typically as the related contracts are settled, or if it is probable that the hedged transaction will not occur. During 2007, the amount reclassified from other comprehensive income into earnings as a result of the discontinuance of cash flow hedge accounting for certain hedge transactions was not significant. During 2006 and 2005, Integrys Energy Group reclassified pre-tax gains of $2.1 million, and $5.2 million, respectively, from other comprehensive income into earnings as a result of the discontinuance of cash flow hedge accounting for certain hedge transactions. In the next 12 months, subject to changes in market prices of natural gas and electricity, Integrys Energy Group expects that a pre-tax gain of $7.4 million will be recognized in earnings as the hedged transactions occur. This amount is expected to be substantially offset by the settlement of the related nonderivative contracts that are being hedged.

NOTE 4—DISCONTINUED OPERATIONS

PEP

In September 2007, Integrys Energy Group completed the sale of PEP, its oil and natural gas production subsidiary acquired in the merger with PEC, for $879.1 million. Post-closing adjustments in the amount of $9.9 million were settled in February 2008 related to this sale, which reduced the sale price to $869.2 million. These post-closing adjustments were funded through other current liabilities at December 31, 2007, and, therefore, are included in Note 1(d), *"Cash and Cash Equivalents,"* as a non-cash transaction. Including the impact of the post-closing adjustments, the pre-tax gain recorded was $12.6 million ($7.6 million after-tax), and was included as a component of discontinued operations.

A summary of the components of discontinued operations recorded in the Consolidated Statements of Income related to PEP was as follows:

(Millions)	**February 22, 2007 through December 31, 2007**
Nonregulated revenue	**$114.2**
Operating and maintenance expense	**28.5**
Gain on PEP sale	**12.6**
Taxes other than income	**5.1**
Other expense	**0.1**
Income before taxes	**93.1**
Provision for income taxes	**34.6**
Discontinued operations, net of tax	**$ 58.5**

It is Integrys Energy Group's policy to not allocate interest to discontinued operations unless the asset group being sold has external debt obligations. PEP did not have any external debt obligations.

Niagara

In January 2007, Integrys Energy Services completed the sale of Niagara for approximately $31 million. The gain recorded in 2007 was $24.6 million pre-tax ($14.7 million after-tax), and was included as a component of discontinued operations. This facility was a merchant generation facility and sold power on a wholesale basis when market conditions were economically favorable.

The major classes of assets held for sale at December 31, 2006, for Niagara were as follows:

(Millions)	
Inventories	**$0.4**
Property, plant, and equipment, net	**4.6**
Other assets	**1.1**
Total assets held for sale	**$6.1**

A summary of the components of discontinued operations recorded in the Consolidated Statements of Income related to Niagara for the year ended December 31 were as follows:

(Millions)	**2007**	**2006**	**2005**
Nonregulated revenue	**$ 1.5**	$19.3	$21.8
Nonregulated cost of fuel, natural gas, and purchased power	**1.0**	12.9	12.2
Operating and maintenance expense	**0.5**	5.3	4.9
Gain on Niagara sale	**24.6**	–	–
Depreciation and amortization expense	–	0.4	0.3
Taxes other than income	–	0.3	0.2
Other income	–	0.2	–
Income before taxes	**24.6**	0.6	4.2
Income tax provision	**9.8**	0.2	1.8
Discontinued operations, net of tax	**$14.8**	$ 0.4	$ 2.4

No interest expense was allocated to discontinued operations as Niagara did not have any external debt obligations.

Sunbury

In July 2006, Integrys Energy Services completed the sale of Sunbury. Sunbury's primary asset was the Sunbury generation plant located in Pennsylvania. The gain recorded in 2006 was $20.2 million pre-tax ($12.5 million after taxes), and was included as a component of discontinued operations. This facility sold power on a wholesale basis when market conditions were economically favorable.

A summary of the components of discontinued operations recorded in the Consolidated Statements of Income for the years ended December 31 related to Sunbury were as follows:

(Millions)	**2006**	**2005**
Nonregulated revenue	$69.2	$115.4
Nonregulated cost of fuel, natural gas, and purchased power	61.6	68.7
Operating and maintenance expense	17.9	27.5
Gain on Sunbury sale	20.2	–
Depreciation and amortization expense	0.3	0.2
Gain on sale of emission allowances	–	(86.8)
Impairment loss	–	80.6
Taxes other than income	0.3	0.4
Interest expense	–	(10.4)
Income before taxes	9.3	14.4
Income tax provision	2.4	5.3
Discontinued operations, net of tax	$ 6.9	$ 9.1

For the year ended December 31, 2005, interest expense of $9.1 million was recognized related to the termination of an interest rate swap pertaining to Sunbury's non-recourse debt obligation in addition to the recognition of interest expense on the non-recourse debt prior to the restructuring of this debt to an Integrys Energy Group obligation in the second quarter of 2005.

NOTE 5—PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment in service at December 31 consists of the following utility, nonutility, and nonregulated assets:

(Millions)	2007	2006
Electric utility	**$2,230.0**	$2,181.7
Natural gas utility	**4,058.1**	1,129.6
Total utility plant	**6,288.1**	3,311.3
Less: Accumulated depreciation	**2,533.1**	1,366.2
Net	**3,755.0**	1,945.1
Construction in progress	**543.5**	444.9
Net utility plant	**4,298.5**	2,390.0
Nonutility plant	**29.3**	21.0
Less: Accumulated depreciation	**8.8**	6.5
Net nonutility plant	**20.5**	14.5
Electric nonregulated	**168.2**	161.0
Natural gas nonregulated	**12.6**	1.1
Other nonregulated	**24.3**	21.9
Total nonregulated property, plant, and equipment	**205.1**	184.0
Less: Accumulated depreciation	**60.3**	53.7
Net nonregulated property, plant, and equipment	**144.8**	130.3
Total property, plant, and equipment	**$4,463.8**	$2,534.8

The increase in the natural gas utility assets in 2007 is due to the merger with PEC. See Note 6, *"Acquisitions and Sales of Assets,"* for more information on the merger with PEC. The increase in construction in progress in 2007 is mainly due to the construction of Weston 4, which is scheduled to be placed in service in the first quarter of 2008.

NOTE 6—ACQUISITIONS AND SALES OF ASSETS

Merger with PEC

Effective February 21, 2007, the PEC merger was completed and WPS Resources Corporation changed its name to Integrys Energy Group, Inc. The merger was accounted for under the purchase method of accounting, with Integrys Energy Group treated as the acquirer. In the merger, shareholders of PEC received 0.825 shares of Integrys Energy Group common stock, $1 par value, for each share of PEC common stock, no par value, which they held immediately prior to the merger. The total purchase price was approximately $1.6 billion (as shown in the table below). The results of operations attributable to PEC are included in the Consolidated Financial Statements from February 22, 2007, through December 31, 2007.

The purchase price was allocated based on the estimated fair market values of the assets acquired and liabilities assumed. The excess of the purchase price over the estimated fair values of the tangible net assets acquired was allocated to identifiable intangible assets, with the remainder then allocated to goodwill. The following table shows the allocation of the purchase price to the assets acquired and liabilities assumed at the date of the acquisition.

(Millions)	
Current assets	**$ 959.2**
Assets held for sale (PEP)	**769.5**
Property, plant, and equipment, net	**1,769.6**
Regulatory assets	**575.5**
Goodwill	**644.9**
Other long-term assets	**183.8**
Total assets	**4,902.5**
Current liabilities	**1,239.8**
Liabilities held for sale (PEP)	**39.0**
Long-term debt	**860.2**
Regulatory liabilities	**26.4**
Other long-term liabilities	**1,153.9**
Total liabilities	**3,319.3**
Net assets acquired/purchase price	**$1,583.2**

In connection with the merger, Integrys Energy Services recorded a non-cash gain related to the deemed settlement of existing natural gas and electricity contracts between Integrys Energy Services and certain PEC subsidiaries. Based on forward energy prices existing at the date of the merger, Integrys Energy Services recognized a $4.0 million gain, representing the fair value of these natural gas and electricity contracts at the merger date.

Acquired intangible assets are included in other long-term assets in the above table. See Note 11, *"Goodwill and Other Intangible Assets,"* for a description of the acquired intangible assets.

Goodwill of $644.9 million was recorded in connection with the merger, none of which is deductible for tax purposes.

In order to achieve Integrys Energy Group's anticipated merger synergies, a restructuring plan has been implemented, which includes a process to eliminate duplicative jobs within Integrys Energy Group. Costs associated with the merger-related involuntary termination of employees at PEC (the acquired company) have been recognized as a liability assumed in the merger and included in the purchase price allocation. The following table summarizes the activity related to these specific costs for the period February 22, 2007, through December 31, 2007.

(Millions)	2007
Accrued employee severance costs at beginning of period	$ –
Adjustments to accrual reflected in purchase price	1.7
Cash payments	(0.4)
Severance cost reserve at December 31, 2007	**$1.3**

Costs related to the involuntary termination of the acquirer's employees are expensed following the guidance of SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." Costs associated with the relocation or voluntary termination of employees are expensed in accordance with SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits." The following table summarizes the activity related to costs incurred under SFAS No. 146 and SFAS No. 88 for the period February 22, 2007, through December 31, 2007.

(Millions)	2007
Accrued employee severance costs at beginning of period	$ –
Severance expense recorded	7.2
Cash payments	(2.4)
Severance cost reserve at December 31, 2007	**$4.8**

Purchase of Aquila's Michigan and Minnesota Natural Gas Distribution Operations

On April 1, 2006, Integrys Energy Group, through its wholly owned subsidiary MGUC, completed the acquisition of natural gas distribution operations in Michigan from Aquila. On July 1, 2006, Integrys Energy Group, through its wholly owned subsidiary MERC, completed the acquisition of natural gas distribution operations in Minnesota from Aquila. Integrys Energy Group paid total consideration of $341.7 million for the Michigan natural gas distribution operations, and $315.7 million for the Minnesota natural gas distribution operations. Both amounts include closing adjustments related primarily to purchased working capital. Both transactions were accounted for under the purchase method of accounting.

Supplemental Pro Forma Information

The following table shows pro forma results of operations for Integrys Energy Group for the year ended December 31, 2007, as if the acquisition of PEC had been completed at January 1, 2007, as well as pro forma results of operations for Integrys Energy Group for the year ended December 31, 2006, as if the acquisitions of PEC and the Michigan and Minnesota natural gas distribution operations from Aquila had been completed at January 1, 2006. Pro forma results are presented for informational purposes only, assume commercial paper was used to finance the Michigan and Minnesota transactions, and are not necessarily indicative of what the actual results would have been had the acquisitions actually occurred on January 1, 2007, and January 1, 2006.

	Pro Forma for the Year Ended December 31	
(Millions, except per share amounts)	**2007**	**2006**
Net revenue	**$10,997.7**	$9,686.1
Income from continuing operations	**211.2**	144.8
Income available for common shareholders	**283.4**	178.4
Basic earnings per share – continuing operations	**$2.73**	$1.91
Basic earnings per share	**$3.72**	$2.40
Diluted earnings per share – continuing operations	**$2.73**	$1.91
Diluted earnings per share	**$3.72**	$2.40

Sale of WPS ESI Gas Storage, LLC

In April 2006, Integrys Energy Services sold WPS ESI Gas Storage, LLC, which owned a natural gas storage field located in the Kimball Township, St. Clair County, Michigan, for $19.9 million. The transaction resulted in the recognition of a pre-tax gain of $9.0 million in the second quarter of 2006.

Sale of Guardian Pipeline

In April 2006, WPS Investments, LLC, a consolidated subsidiary of Integrys Energy Group, completed the sale of its one-third interest in Guardian Pipeline, LLC to Northern Border Partners, LP for $38.5 million. The transaction resulted in the recognition of a pre-tax gain of $6.2 million in the second quarter of 2006.

Sale of UPPCO Lands

In December 2005, UPPCO sold a portion of its real estate holdings, which was no longer needed for operations, for $5.9 million. UPPCO recognized a pre-tax gain of $5.5 million on the sale in 2005.

Dairyland Power Cooperative (DPC)

In November 2005, WPSC and DPC closed a transaction in which DPC acquired a 30% ownership interest in Weston 4. Under the terms of the agreement, WPSC received $95.1 million in cash from DPC for its share of Weston 4 construction costs through the date of the closing. DPC is remitting payments to WPSC for its 30% share of the remaining costs to complete the construction of Weston 4 and will begin to reimburse WPSC for its share of operating costs when the plant is operational.

Sale of Kewaunee

On July 5, 2005, WPSC completed the sale of its 59% ownership interest in Kewaunee to Dominion Energy Kewaunee, LLC, a subsidiary of Dominion Resources, Inc. At the same time, Wisconsin Power and Light Company sold its 41% ownership interest in Kewaunee to Dominion.

WPSC's share of the cash proceeds from the sale of Kewaunee was $112.5 million. The sale resulted in a loss of $12.5 million. The loss includes adjustments for the fair value of an indemnity issued to cover certain costs Dominion may incur related to an unplanned outage in 2005, as well as certain costs related to the termination of the plant operating agreement and withdrawal from Integrys Energy Group's investment in the Nuclear Management Company, which served as the licensed operator of Kewaunee.

In conjunction with the sale, Dominion received the assets in WPSC's qualified decommissioning trust and assumed responsibility for the eventual decommissioning of Kewaunee. These trust assets had a pre-tax fair value of $243.6 million at closing. WPSC retained ownership of the assets contained in its nonqualified decommissioning trust. Proceeds received from the liquidation of the nonqualified decommissioning trust were $127.1 million, substantially all of which have been refunded to ratepayers. See Note 23, "*Regulatory Environment*," for details regarding regulatory treatment of the proceeds received from the nonqualified decommissioning trust and the loss on the sale of Kewaunee.

At the closing date, WPSC's share of the carrying value of the assets and liabilities that were included within the sale agreement, or that were otherwise eliminated pursuant to the sale, were as follows:

(Millions)	July 5, 2005
Qualified decommissioning trust fund	$243.6
Other utility plant, net	165.4
Other current assets	5.5
Total assets	$414.5
Regulatory liabilities	$ (72.1)
Accounts payable	2.5
Asset retirement obligations	376.4
Total liabilities	$306.8

Upon the closing of the sale, WPSC entered into an agreement with Dominion to purchase energy and capacity from the plant consistent with volumes available when WPSC owned Kewaunee. The power purchase agreement extends through 2013 when the plant's current operating license will expire.

NOTE 7—JOINTLY OWNED UTILITY FACILITIES

WPSC holds an ownership interest in certain jointly owned electric generating facilities. WPSC is entitled to shares of the generating capability and output of each facility equal to its respective ownership interest. WPSC also pays its ownership share of additional construction costs, fuel inventory purchases, and operating expenses unless specific agreements have been executed to limit its maximum exposure to additional costs. WPSC's share of significant jointly owned electric generating facilities as of December 31, 2007, is as follows:

(Millions, except for percentages and megawatts)	West Marinette Unit No. 33	Columbia Energy Center	Edgewater Unit No. 4
Ownership	**68.0%**	**31.8%**	**31.8%**
WPSC's share of plant nameplate capacity (megawatts)	**56.8**	**335.2**	**105.0**
Utility plant in service	**$18.6**	**$157.5**	**$33.3**
Accumulated depreciation	**$ 9.2**	**$ 98.7**	**$21.3**
In-service date	**1993**	**1975 and 1978**	**1969**

Weston 4 is a nominal 500-megawatt coal-fired generation station that is scheduled to be placed in service in the first quarter of 2008. WPSC has a 70% ownership in this facility.

WPSC's share of direct expenses for these plants is recorded in operating expenses in the Consolidated Statements of Income. WPSC has supplied its own financing for all jointly owned projects.

NOTE 8—NUCLEAR DECOMMISSIONING TRUST

In conjunction with the sale of Kewaunee in July 2005, the qualified decommissioning trust assets were transferred to Dominion and WPSC liquidated the assets contained in the nonqualified decommissioning trust. Proceeds received from the liquidation of the nonqualified decommissioning trust are being refunded to ratepayers. See Note 23, "*Regulatory Environment,*" for details regarding regulatory treatment of the proceeds received from the nonqualified decommissioning trust.

Decommissioning costs collected in customer rates and charges for realized earnings from the trusts were included in depreciation expense. Realized after-tax trust earnings totaled $41.0 million in 2005 as the trust assets were liquidated due to the sale of Kewaunee.

NOTE 9—REGULATORY ASSETS AND LIABILITIES

The following regulatory assets and liabilities are reflected in our Consolidated Balance Sheets as of December 31:

(Millions)	2007	2006
Regulatory assets		
Environmental remediation costs (net of insurance recoveries)	**$ 758.8**	$102.7
Pension and postretirement benefit related items	**221.9**	158.7
De Pere Energy Center	**38.2**	40.5
Nuclear costs	**34.7**	45.3
Derivatives	**34.4**	14.1
Energy recoveries	**27.7**	21.0
Income tax related items	**23.3**	4.6
Weston 3 lightning strike	**22.7**	–
Midwest Independent Transmission System Operator (MISO) costs	**19.1**	20.8
Asset retirement obligations	**17.0**	4.2
Costs to achieve merger synergies	**14.5**	–
Unamortized loss on debt	**13.8**	0.8
Reserve for uncollectible accounts	**4.0**	7.0
Reduced coal deliveries	**3.0**	6.6
Other	**10.9**	12.5
Total	**$1,244.0**	$438.8
Balance Sheet Presentation		
Current	**$ 141.7**	$ 8.7
Long-term	**1,102.3**	430.1
Total	**$1,244.0**	$438.8
Regulatory liabilities		
Cost of removal reserve	**$ 217.4**	$206.4
Pension and postretirement benefit related items	**59.1**	3.6
Energy refunds	**55.7**	22.8
Derivatives	**13.9**	16.1
Income tax related items	**10.8**	9.7
American Transmission Company LLC (ATC) and MISO refunds	**5.3**	4.2
Non-qualified decommissioning trust	**1.3**	55.9
Other	**6.8**	5.8
Total	**$ 370.3**	$324.5
Balance Sheet Presentation		
Current	**$ 77.9**	$ 22.8
Long-term	**292.4**	301.7
Total	**$ 370.3**	$324.5

Our utility subsidiaries expect to recover their regulatory assets and return their regulatory liabilities through rates charged to customers based on specific ratemaking decisions or precedent for each item over periods specified by the regulators or over the normal operating period of the assets and liabilities to which they relate. Based on prior and current rate treatment for such costs, we believe it is probable that our utility subsidiaries will continue to recover from customers the regulatory assets described above.

Pension and postretirement benefit related items at December 31, 2007, and 2006, include all adjustments made to implement SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)," which was effective December 31, 2006.

See Note 1(e), "*Summary of Significant Accounting Policies—Revenue and Customer Receivables*"; Note 3, "*Risk Management Activities*"; Note 6, "*Acquisitions and Sales of Assets*"; Note 15, "*Asset Retirement Obligations*"; Note 17, "*Commitments and Contingencies*"; Note 19, "*Employee Benefit Plans*"; and Note 23, "*Regulatory Environment*"; for more information on some of the more significant regulatory assets and liabilities listed in the above table.

NOTE 10—INVESTMENTS IN AFFILIATES, AT EQUITY METHOD

Investments in corporate joint ventures and other companies accounted for under the equity method at December 31, 2007, and 2006, are as follows:

(Millions)	2007	2006
ATC	**$296.6**	$231.9
Wisconsin River Power Company (WRPC)	**9.8**	8.9
Other	**1.3**	3.2
Investments in affiliates, at equity method	**$307.7**	$244.0

Investments in affiliates under the equity method are a component of other assets on the Consolidated Balance Sheets, and the equity income is recorded in miscellaneous income on the Consolidated Statements of Income. We are taxed on ATC's equity income, rather than ATC, due to the tax flow through nature of ATC's business structure. Accordingly, the provision for income taxes includes our taxes on this equity income. Included in other investments in 2006 in the above table is Integrys Energy Services' ownership in ECO Coal Pelletization #12, LLC. See below for further explanation of this investment.

ATC

Integrys Energy Group had an approximate 34.5% ownership interest in ATC at December 31, 2007. ATC is a for-profit, transmission-only company. ATC owns, maintains, monitors, and operates electric transmission assets in portions of Wisconsin, Michigan, Minnesota, and Illinois.

In January 2008, ATC's Wausau, Wisconsin, to Duluth, Minnesota, transmission line became operational. Integrys Energy Group committed to fund 50% of total project costs incurred by investing additional equity in ATC.

The regulated electric utilities provide construction and other services to, and receive network transmission services from, ATC. The charges to ATC for services and construction provided by the regulated electric utilities and the network transmission service costs received from ATC by the regulated electric utilities at December 31, were as follows:

(Millions)	2007	2006	2005
Total charges to ATC for services and construction	**$98.6**	$126.5	$72.9
Total network transmission service costs provided by ATC	**$78.1**	$ 63.3	$54.2

Integrys Energy Group recorded dividends received of $36.7 million, $29.7 million, and $17.8 million from ATC in 2007, 2006, and 2005, respectively. Integrys Energy Group made capital contributions to ATC of $50.9 million, $36.5 million, and $65.1 million in 2007, 2006, and 2005, respectively.

WRPC

WPSC owns 50% of the voting stock of WRPC, which operates two hydroelectric plants on the Wisconsin River and an oil-fired combustion turbine. Two-thirds of the energy output of the hydroelectric plants is sold to WPSC, and the remaining one-third is sold to Wisconsin Power and Light. The electric power from the combustion turbine is sold in equal parts to WPSC and Wisconsin Power and Light.

WPSC has sales to and purchases from WRPC and receives net proceeds from sales of energy into the MISO market from WRPC. The related party transactions recorded and net proceeds received at December 31, were as follows:

(Millions)	2007	2006	2005
Revenues from services provided to WRPC	**$1.0**	$1.5	$0.7
Purchases of energy from WRPC	**4.7**	4.1	4.3
Net proceeds from WRPC sales of energy into the MISO	**6.0**	4.2	3.1

WPSC recorded dividends received of $0.9 million, $4.2 million, and $7.8 million from WRPC in 2007, 2006, and 2005, respectively.

Of Integrys Energy Group's equity in net income disclosed below, $1.8 million, $3.2 million, and $4.9 million relates to WPSC's investment in WRPC in 2007, 2006, and 2005, respectively.

ECO Coal Pelletization #12

At December 31, 2007, Integrys Energy Services held a 70% ownership interest in ECO Coal Pelletization #12, LLC, which held an equity method investment in an entity that produced synthetic fuel for tax credits under Section 29/45K of the Internal Revenue Code. By law, Section 29/45K federal tax credits for synthetic fuel produced from coal expired on December 31, 2007; therefore, this facility ceased operation effective January 1, 2008. Integrys Energy Services' investment in this facility was not significant at December 31, 2007, or 2006. The losses and royalty income received from the equity method investment Integrys Energy Services held through its ownership interest in ECO Coal Pelletization #12, LLC, were as follows:

(Millions)	2007	2006	2005
Losses generated from operations of ECO Coal Pelletization #12	**$18.2**	$23.9	$16.8
Integrys Energy Services' partners share of the losses (recorded as minority interest)	**(0.1)**	(3.8)	(4.5)
Royalty income recognized	**(1.7)**	–	(3.5)

In 2007, 2006, and 2005, the operation of this facility generated positive earnings when including the tax credits generated and the impact of gains on oil options utilized to mitigate the risk that rising oil prices had on the value of the tax credits.

Guardian Pipeline

Guardian Pipeline, LLC owns a natural gas pipeline, which began operating in 2002, that stretches about 140 miles from near Joliet, Illinois, into southern Wisconsin. It can transport up to 750 million cubic feet of natural gas daily. In April 2006, Integrys Energy Group completed the sale of its one-third interest in Guardian Pipeline to Northern Border Partners, LP. See Note 6, "*Acquisitions and Sales of Assets*," for more information related to the sale.

Integrys Energy Services recorded related party transactions for purchases from Guardian Pipeline. These purchases amounted to $0.9 million in 2006 through the date of sale, and $0.6 million in 2005.

Other Investments

Other investments accounted for under the equity method include various investments that were not significant at December 31, 2007, and 2006.

Financial Data

Combined financial data of ATC and WRPC are included in the table below for 2007 and 2006. Combined financial data of ATC, WRPC, and Guardian Pipeline are included in the table below for 2005. The financial data of Guardian Pipeline is not included in the 2007 or 2006 information, as Integrys Energy Group sold this investment in April 2006 and the financial information from January 1, 2006, through the date of sale was not significant.

(Millions)	2007	2006	2005
Income statement data			
Revenues	**$ 415.6**	$ 347.5	$ 339.8
Operating expenses	**203.9**	184.3	189.4
Other expense	**54.2**	34.9	37.8
Net income	**$ 157.5**	$ 128.3	$ 112.6
Integrys Energy Group's equity in net income	**$ 52.3**	$ 42.2	$ 31.8
Balance sheet data			
Current assets	**$ 52.3**	$ 36.2	$ 40.3
Non-current assets	**2,207.8**	1,872.4	1,791.8
Total assets	**$2,260.1**	$1,908.6	$1,832.1
Current liabilities	**$ 317.7**	$ 306.4	$ 158.5
Long-term debt	**899.1**	648.9	796.9
Other non-current liabilities	**111.1**	128.2	102.4
Shareholders' equity	**932.2**	825.1	774.3
Total liabilities and shareholders' equity	**$2,260.1**	$1,908.6	$1,832.1

NOTE 11—GOODWILL AND OTHER INTANGIBLE ASSETS

The following table shows goodwill recorded by Integrys Energy Group as of December 31, 2007, and 2006:

	December 31,	
(Millions)	2007	2006
Natural Gas Utility segment	**$936.8**	$303.9
Integrys Energy Services	**11.5**	–
Total goodwill by segment	**$948.3**	**$303.9**

Integrys Energy Group had the following changes to the carrying amount of goodwill for the year ended December 31, 2007:

(Millions)	
Goodwill recorded at December 31, 2006	$303.9
Purchase accounting adjustments for MGUC and MERC	**(0.5)**
Goodwill associated with PEC merger	**644.9**
Goodwill recorded at December 31, 2007	**$948.3**

Identifiable intangible assets other than goodwill are included as a component of other assets within the Consolidated Balance Sheets. Information in the tables below relates to purchased identifiable intangible assets for the periods indicated.

(Millions)	December 31, 2007			December 31, 2006		
Asset Class	**Gross Carrying Amount**	**Accumulated Amortization**	**Net**	**Gross Carrying Amount**	**Accumulated Amortization**	**Net**
Customer related	**$32.6**	**$ (9.3)**	**$23.3** (1)	$12.2	$(4.3)	$ 7.9
Natural gas and electric contract assets (2)	**60.1**	**(34.1)**	**26.0** (3)	–	–	–
Natural gas and electric contract liabilities (2)	**(33.6)**	**13.1**	**(20.5)** (4)	–	–	–
Emission allowances (5)	**2.4**	**(0.2)**	**2.2**	5.0	(0.8)	4.2
Other	**3.8**	**(1.2)**	**2.6**	3.9	(0.8)	3.1
Total	**$65.3**	**$(31.7)**	**$33.6**	$21.1	$(5.9)	$15.2

(1) *Includes customer relationship assets associated with both PEC's nonregulated retail natural gas and electric operations and MERC's non-utility home services business. The remaining weighted average amortization period for customer related intangible assets is approximately 8 years.*

(2) *Represents the fair value of certain PEC natural gas and electric customer contracts acquired in the merger that were not considered to be derivative instruments, and as a result, were recorded as intangible assets.*

(3) *Consists of both short-term and long-term intangible assets related to customer contracts in the amount of $20.5 million and $5.5 million, respectively, which have a weighted average amortization period of 1.2 years.*

(4) *Consists of both short-term and long-term intangible liabilities related to customer contracts in the amount of $7.1 million and $13.4 million, respectively, which have a weighted average amortization period of 2.8 years.*

(5) *Emission allowances do not have a contractual term or expiration date.*

Intangible asset amortization expense for all intangibles (except for the natural gas and electric contracts, which are discussed below), in the aggregate, for the years ended December 31, 2007, 2006, and 2005, was $8.5 million, $2.1 million, and $2.2 million, respectively. The increase in amortization expense in 2007 primarily related to customer related intangible assets associated with PEC's nonregulated retail and electric operations and MERC's non-utility home services business.

Amortization expense for the next five fiscal years is estimated as follows:

(Millions)	
For year ending December 31, 2008	**$8.3**
For year ending December 31, 2009	**6.9**
For year ending December 31, 2010	**5.8**
For year ending December 31, 2011	**4.9**
For year ending December 31, 2012	**3.6**

The effect of purchase accounting related to the natural gas and electric contracts is recorded as a component of nonregulated fuel, natural gas, and purchased power and is not included in the table at the left. Amortization of these contracts in 2007 resulted in an increase to nonregulated fuel, natural gas, and purchased power in the amount of $21.0 million. Estimated future amortization of these contracts will increase nonregulated cost of fuel, natural gas, and purchased power by $13.3 million in 2008. The estimated future amortization of these contracts will decrease nonregulated cost of fuel, natural gas, and purchased power by $2.9 million in 2009, $2.7 million in 2010, $2.0 million in 2011, and $0.2 million in 2012. The amortization of these contracts substantially reduces the PEC margin that would have been recognized related to these contracts absent the merger.

NOTE 12—LEASES

Integrys Energy Group leases various property, plant, and equipment. Terms of the operating leases vary, but generally require Integrys Energy Group to pay property taxes, insurance premiums, and maintenance costs associated with the leased property. Many of Integrys Energy Group's leases contain one of the following options: (a) Integrys Energy Group can, at the end of the lease term, purchase the property at the current fair market value or (b) exercise a renewal option, as set forth in the lease agreement. Rental expense attributable to operating leases was $13.6 million, $7.0 million, and $6.6 million in 2007, 2006, and 2005, respectively. Future minimum rental obligations under non-cancelable operating leases, are payable as follows:

Year ending December 31 (Millions)	
2008	**$ 8.3**
2009	**6.9**
2010	**6.5**
2011	**6.3**
2012	**6.1**
Later years	**9.6**
Total payments	**$43.7**

NOTE 13—SHORT-TERM DEBT AND LINES OF CREDIT

Integrys Energy Group manages its liquidity by maintaining adequate external financing commitments. The information in the table below relates to Integrys Energy Group's short-term debt and lines of credit.

(Millions)	**Maturity**	**12/31/2007**	**12/31/2006**
Credit agreements and revolving notes			
Revolving credit facility (Integrys Energy Group)	6/02/10	**$ 500.0**	$ 500.0
Revolving credit facility (Integrys Energy Group)	6/09/11	**500.0**	500.0
Bridge credit facility (Integrys Energy Group) [1]	9/05/07	**–**	121.0
Revolving credit facility (WPSC) [2]	6/02/10	**115.0**	115.0
Revolving credit facility (PEC) [3]	6/13/11	**400.0**	–
Revolving credit facility (PGL) [4]	7/12/10	**250.0**	–
Revolving credit facility (Integrys Energy Services) [5]	4/18/08	**150.0**	150.0
Revolving short-term notes payable (WPSC) [6]	5/13/08	**10.0**	10.0
Uncommitted secured cross-exchange agreement (Integrys Energy Services)	4/15/08	**25.0**	–
Total short-term credit capacity		**1,950.0**	1,396.0
Less:			
Uncollateralized portion of gross margin credit agreement		**10.8**	–
Letters of credit issued inside credit facilities		**138.9**	152.4
Loans outstanding under the credit agreements		**160.0**	160.0
Commercial paper outstanding [7]		**308.2**	562.8
Accrued interest or original discount on outstanding commercial paper		**0.5**	0.7
Available capacity under existing agreements		**$1,331.6**	$ 520.1

[1] *Matured on 9/05/2007.*
[2] *Provides backup for WPSC's commercial paper borrowing program.*
[3] *Borrowings under this agreement are guaranteed by Integrys Energy Group.*
[4] *Provides backup for PGL's seasonal commercial paper borrowing program.*
[5] *Matures on 04/18/2008. Borrowings under this agreement are guaranteed by Integrys Energy Group.*
[6] *Facility is renewed every six months.*
[7] *A portion of the proceeds from the sale of PEP in September 2007 were used to reduce the commercial paper borrowings.*

Integrys Energy Group's short-term borrowings consist of commercial paper backed by the unsecured revolving credit facilities (discussed above), as well as short-term notes as shown below.

(Millions, except for percentages)	**2007**	**2006**	**2005**
As of end of year			
Commercial paper outstanding	**$308.2**	$562.8	$254.8
Average discount rate on outstanding commercial paper	**5.51%**	5.43%	4.54%
Short-term notes payable outstanding	**$160.0**	$160.0	$10.0
Average interest rate on short-term notes payable	**3.66%**	5.56%	4.32%
For the year			
Maximum amount of short-term debt	**$1,127.3**	$1,085.6	$310.7
Average amount of short-term debt	**$616.5**	$678.8	$174.4
Average interest rate on short-term debt	**5.58%**	5.34%	3.21%

The commercial paper at December 31, 2007, had varying maturity dates ranging from January 2, 2008, through January 11, 2008.

NOTE 14—LONG-TERM DEBT

(Millions)			December 31, 2007	December 31, 2006
WPSC [1]				
First mortgage bonds				
Series	Year Due			
6.90%	2013		$ -	$ 22.0
7.125%	2023		0.1	0.1
Senior notes				
Series	Year Due			
6.125%	2011		150.0	150.0
4.875%	2012		150.0	150.0
4.80%	2013		125.0	125.0
3.95%	2013		22.0	22.0
6.08%	2028		50.0	50.0
5.55%	2036		125.0	125.0
5.65%	2017		125.0	–
UPPCO [2]				
Series	Year Due			
9.32%	2021		12.6	13.5
PEC [3]				
Unsecured senior note				
Series	Year Due			
A, 6.90%	2011		325.0	–
Fair value hedge adjustment			0.3	-
PGL [4,5]				
Fixed first and refunding mortgage bonds				
Series	Year Due			
HH, 4.75%	2030	adjustable after July 1, 2014	50.0	–
KK, 5.00%	2033		50.0	–
LL, 3.05%	2033		50.0	–
MM-2, 4.00%	2010		50.0	–
NN-2, 4.625%	2013		75.0	-
QQ, 4.875%	2038	adjustable after November 1, 2018	75.0	-
RR, 4.30%	2035	adjustable after June 1, 2016	50.0	-
Adjustable first and refunding mortgage bonds				
Series	Year Due			
OO	2037		51.0	–
PP	2037		51.0	–
NSG [6]				
First mortgage bonds				
Series	Year Due			
M, 5.00%	2028		29.1	-
N-2, 4.625%	2013		40.0	–
Integrys Energy Group [7]				
Unsecured senior notes				
Series	Year Due			
7.0%	2009		150.0	150.0
5.375%	2012		100.0	100.0
Unsecured junior subordinated notes				
Series	Year Due			
6.11%	2066		300.0	300.0
Unsecured term loan due 2010 – Integrys Energy Group			65.6	65.6
Term loans – nonrecourse, collateralized by nonregulated assets [8]			10.5	13.7
Integrys Energy Services' loan			0.1	–
Other term loan [9]			27.0	27.0
Senior secured note [10]			1.7	2.0
Total			2,311.0	1,315.9
Unamortized discount and premium on bonds and debt			9.3	(2.2)
Total debt			2,320.3	1,313.7
Less current portion			(55.2)	(26.5)
Total long-term debt			$2,265.1	$1,287.2

[1] In January 2007, WPSC used the proceeds from the $22.0 million 3.95% senior notes issued in December 2006 to the Village of Weston, Wisconsin, to repay the outstanding principal balance of the 6.90% first mortgage bonds.

WPSC's long-term first mortgage bonds and senior notes are subject to the terms and conditions of WPSC's First Mortgage Indenture. Under the terms of the indenture, substantially all property owned by WPSC is pledged as collateral for these outstanding

debt securities. All of these debt securities require semi-annual payments of interest. Principal payments are due on the maturity date of each series. WPSC senior notes become non-collateralized if WPSC retires all of its outstanding first mortgage bonds and no new mortgage is put in their place.

WPSC issued $125.0 million of 5.55% 30-year senior notes on December 1, 2006. The net proceeds from the issuance of the senior notes were used for general corporate utility purposes, including funding construction costs and capital additions and reducing short-term indebtedness.

In November 2007, WPSC issued $125.0 million of series 5.65% senior notes due November 1, 2017. The net proceeds from the issuance of the senior notes were used for general corporate utility purposes, including funding construction costs and other capital additions.

(2) *Under the terms of UPPCO's First Mortgage Indenture, substantially all property owned by UPPCO is pledged as collateral for this outstanding debt series. Interest payments are due semi-annually on May 1 and November 1 with a sinking fund payment of $900,000 due each November 1. The final sinking fund payment due November 1, 2021, will completely retire the series.*

(3) *On March 6, 2007, Integrys Energy Group announced that it had entered into a first supplemental indenture with PEC and The Bank of New York Trust Company, N.A. The terms of the supplemental indenture provide that Integrys Energy Group will fully and unconditionally guarantee, on a senior unsecured basis, PEC's obligations under its $325.0 million, 6.90% notes due January 15, 2011. See Note 18, "Guarantees," for more information related to this guaranty.*

(4) *On February 1, 2008, the interest rate on the $50.0 million 3.05% Series LL first mortgage bonds at PGL, which support the Illinois Development Finance Authority Adjustable-Rate Gas Supply Refunding Revenue Bonds, Series 2003B, was established at a term rate through January 31, 2012, at 3.75%, adjustable after February 1, 2012. These bonds were subject to a mandatory tender for purchase for remarketing on February 1, 2008, and, as a result, are presented as current portion of long-term debt on Integrys Energy Group's Consolidated Balance Sheets at December 31, 2007.*

An indenture of mortgage, dated January 2, 1926, as supplemented, securing the First and Refunding Mortgage Bonds issued by PGL, constitutes a direct, first-mortgage lien on substantially all property owned by PGL.

(5) *PGL has outstanding $51.0 million of Adjustable Rate, Series OO bonds, due October 1, 2037, and $51.0 million of Adjustable Rate, Series PP bonds, due October 1, 2037, which are currently in a 35-day Auction Rate Mode (the interest rate is reset every 35 days through an auction process). The weighted-average interest rate for the period beginning February 22, 2007, and ending December 31, 2007, was 3.96% for both Series OO and PP bonds.*

(6) *An indenture of mortgage, dated April 1, 1955, as supplemented, securing the first mortgage bonds issued by NSG, constitutes a direct, first-mortgage lien on substantially all property owned by NSG.*

(7) *On December 1, 2006, Integrys Energy Group issued $300.0 million of junior subordinated notes. Due to certain features of these notes, rating agencies consider them to be hybrid instruments with a combination of debt and equity characteristics. These notes have a 60-year term and rank junior to all current and future indebtedness of Integrys Energy Group, with the exception of trade accounts payable and other accrued liabilities arising in the ordinary course of business. Interest is payable semi-annually at the stated rate of 6.11% for the first ten years, but the rate has been fixed at 6.22% through the use of forward-starting interest rate swaps. The interest rate will float for the remainder of the term. The notes can be prepaid without penalty after the first ten years. Integrys Energy Group has agreed, however, in a replacement capital covenant with the holders of Integrys Energy Group's 5.375% unsecured senior notes due December 1, 2012, that it will not redeem or repurchase the junior subordinated notes on or prior to December 1, 2036, unless such repurchases or redemptions are made from the proceeds of the sale of specific securities considered by rating agencies to have equity characteristics equal to or greater than those of the junior subordinated notes.*

(8) *Borrowings by Integrys Energy Services under term loans and collateralized by nonregulated assets totaled $10.5 million at December 31, 2007. The assets of WPS New England Generation, Inc. and WPS Canada Generation, Inc., subsidiaries of Integrys Energy Services, collateralize $3.0 million and $7.5 million, respectively, of the total outstanding amount. Both loans have semi-annual installment payments, interest rates of 8.75%, and maturity dates in May 2010.*

(9) *In April 2001, the Schuylkill County Industrial Development Authority issued $27.0 million of refunding tax-exempt bonds. The proceeds from the bonds were loaned to WPS Westwood Generation, LLC, a subsidiary of Integrys Energy Services. This loan is repaid by WPS Westwood Generation to Schuylkill County Industrial Development Authority with monthly payments that have a floating interest rate that is reset weekly. At December 31, 2007, the interest rate was 3.70%. The loan is to be repaid by April 2021. Integrys Energy Group agreed to guarantee WPS Westwood Generation's obligation to provide sufficient funds to pay the loan and the related obligations and indemnities.*

(10) *Upper Peninsula Building Development Corporation has a senior secured note of $1.7 million as of December 31, 2007, which requires semi-annual payments at an interest rate of 9.25%, and matures in 2011. The note is secured by a first mortgage lien on the building they own, which is also leased to UPPCO for use as their corporate headquarters.*

PGL and NSG utilize mortgage bonds to secure tax exempt financing. The Illinois Finance Authority has issued tax exempt bonds for the benefit of PGL and NSG, and the City of Chicago has issued tax exempt bonds for the benefit of PGL. Each issuance is collateralized by an equal principal amount of PGL's or NSG's first mortgage bonds.

At December 31, 2007, Integrys Energy Group and its subsidiaries were in compliance with all covenants relating to outstanding debt. A schedule of all principal debt payment amounts, including bond maturities and early retirements, for Integrys Energy Group is as follows:

Year ending December 31 (Millions)	
2008	**$ 55.3**
2009	**155.6**
2010	**119.2**
2011	**476.7**
2012	**250.9**
Later years	**1,253.3**
Total payments	**$2,311.0**

NOTE 15—ASSET RETIREMENT OBLIGATIONS

The utility segments identified asset retirement obligations primarily related to asbestos abatement at certain facilities, office buildings, and service centers; disposal of PCB-contaminated transformers; removal of natural gas distribution pipe (including asbestos and PCBs); and closure of fly-ash landfills at certain generation facilities. In accordance with SFAS No. 71, the utilities establish regulatory assets and liabilities to record the differences between ongoing expense recognition under SFAS No. 143 and Interpretation No. 47, and the rate-making practices for retirement costs authorized by the applicable regulators. Asset retirement obligations identified at Integrys Energy Services relate to asbestos abatement at certain generation facilities.

As discussed in Note 6, "*Acquisitions and Sales of Assets*," the sale of Kewaunee to Dominion was completed on July 5, 2005. As a result of the sale, Dominion assumed the asset retirement obligation related to Kewaunee. As discussed in Note 4, "*Discontinued Operations*," Integrys Energy Services completed the sale of Sunbury in July 2006, which included the transfer of asset retirement obligations related to Sunbury.

Changes to Asset Retirement Obligation Liabilities

The following table shows changes to the asset retirement obligations of Integrys Energy Group through December 31, 2007.

(Millions)	Utilities	Integrys Energy Services	Total
Asset retirement obligations at December 31, 2004	$364.4	$2.2	$366.6
Accretion	12.4	0.2	12.6
Asset retirement obligation transferred to Dominion	(376.4)	-	(376.4)
Adoption of Interpretation No. 47	8.2	3.9	12.1
Asset retirement obligations at December 31, 2005	8.6	6.3	14.9
Asset retirement obligations from acquisition of natural gas operations in Michigan and Minnesota	0.3	–	0.3
Asset retirement obligations transferred in sales	–	(5.8)	(5.8)
Accretion	0.5	0.2	0.7
Asset retirement obligations at December 31, 2006	9.4	0.7	10.1
Asset retirement obligations from merger with PEC	**124.9**	**-**	**124.9**
Asset retirement obligations transferred in sales	**(0.2)**	**-**	**(0.2)**
Asset retirement obligations settled	**(1.4)**	**-**	**(1.4)**
Accretion	**6.8**	**-**	**6.8**
Asset retirement obligations at December 31, 2007	**$139.5**	**$0.7**	**$140.2**

NOTE 16—INCOME TAXES

Deferred Tax Assets and Liabilities

Certain temporary differences, in which the offsetting amount is recorded as a regulatory asset or liability, are presented in the table below as net amounts, consistent with regulatory treatment. The principal components of our deferred tax assets and liabilities recognized in the balance sheets as of December 31 are as follows:

(Millions)	2007	2006
Deferred tax assets:		
Tax credit carryforwards	**$112.0**	$105.3
Plant related	**53.7**	61.3
Employee benefits	**124.4**	54.8
Bad debts	**17.8**	4.6
Regulatory deferrals	**14.4**	27.7
State capital and operating loss carryforwards	**14.5**	14.0
Deferred deductions	**31.4**	2.8
Other	**6.9**	(0.5)
Total deferred tax assets	**375.1**	270.0
Valuation allowance	**(2.3)**	(1.8)
Net deferred tax assets	**$372.8**	$268.2
Deferred tax liabilities:		
Plant related	**$622.5**	$277.7
Regulatory deferrals	**87.5**	49.5
Price risk management, net	**93.2**	35.0
Deferred income	**3.7**	3.7
Employee benefits	**63.5**	–
Other	**10.6**	3.0
Total deferred tax liabilities	**$881.0**	$368.9
Consolidated Balance Sheet Presentation:		
Current deferred tax liabilities	**$ 13.9**	$ 3.1
Long-term deferred tax liabilities	**494.3**	97.6
Net deferred tax liabilities	**$508.2**	$100.7

Deferred tax credit carryforwards at December 31, 2007, include $102.1 million of alternative minimum tax credits related to tax credits available under Section 29/45K of the Internal Revenue Code. These alternative minimum tax credit carryforwards can be carried forward indefinitely. Carryforward periods for state capital and operating loss carryforwards vary. In the majority of states in which Integrys Energy Group operates the period is 15 years or more, with the majority beginning to expire in 2013. Valuation allowances have been established for certain state operating and capital loss carryforwards due to the uncertainty of the ability to realize the benefit of these losses in the future.

Federal Income Tax Expense

The following table presents a reconciliation of federal income taxes to the provision for income taxes reported in the Consolidated Statements of Income for the periods ended December 31.

The taxes are calculated by multiplying the statutory federal income tax rate by book income before federal income tax.

(Millions, except for percentages)	2007		2006		2005	
	Rate	Amount	Rate	Amount	Rate	Amount
Statutory federal income tax	**35.0%**	**$93.4**	35.0%	$68.8	35.0%	$66.8
State income taxes, net	**4.3**	**11.5**	6.5	12.8	4.3	8.2
Foreign income taxes, net	**-**	**-**	–	–	(0.1)	(0.2)
Unrecognized tax benefits – Interpretation No. 48, net	**0.4**	**1.0**	–	–	–	–
Benefits and compensation	**(2.5)**	**(6.8)**	(2.5)	(4.8)	(2.6)	(4.8)
Investment tax credit	**(0.6)**	**(1.5)**	(0.4)	(0.8)	(0.9)	(1.7)
Federal tax credits	**(5.4)**	**(14.3)**	(15.8)	(30.2)	(14.1)	(26.9)
Other differences, net	**1.0**	**2.7**	0.1	(0.8)	(0.8)	(1.8)
Effective income tax	**32.2%**	**$86.0**	22.9%	$45.0	20.8%	$39.6
Current provision						
Federal		**$ (6.8)**		$21.1		$13.1
State		**8.9**		6.2		14.3
Foreign		**4.7**		5.3		3.2
Total current provision		**6.8**		32.6		30.6
Deferred provision		**78.2**		11.4		13.0
Net operating loss carryforwards		**(0.9)**		1.8		(2.3)
Unrecognized tax benefits – Interpretation No. 48, net		**1.0**		-		–
Interest		**2.4**		–		–
Penalties		**(0.1)**		–		–
Investment tax credit		**(1.4)**		(0.8)		(1.7)
Total income tax expense		**$86.0**		$45.0		$39.6

Foreign income before taxes was $23.3 million in 2007, $24.5 million in 2006, and $10.2 million in 2005.

As the related temporary differences reverse, our regulated utilities are prospectively refunding taxes to or collecting taxes from customers for which deferred taxes were recorded in prior years at rates different than current rates. The regulatory (asset) liability for these and other regulatory tax effects totaled $(11.3) million and $9.7 million as of December 31, 2007, and 2006, respectively.

Effective January 1, 2007, Integrys Energy Group records penalties and accrued interest related to income taxes as a component of income tax expense. Prior to January 1, 2007, Integrys Energy Group recorded interest and penalties as components of income before taxes. Integrys Energy Group recognized interest and penalties of $2.3 million in 2007, $0.3 million in 2006, and $0.3 million in 2005. Integrys Energy Group had accrued liabilities for interest and penalties of $4.6 million at December 31, 2007, and $0.2 million at January 1, 2007.

Unrecognized Tax Benefits

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Unrecognized Tax *(Millions)*	
Balance at January 1, 2007	**$ 3.7**
Increase related to tax positions acquired	**13.9**
Increase related to tax positions taken in prior years	**0.5**
Decrease related to tax positions taken in prior years	**(0.3)**
Decrease related to tax positions taken in current year	**(3.9)**
Decrease related to settlements	**(3.6)**
Decrease related to lapse of statutes	**(0.3)**
Balance at December 31, 2007	**$10.0**

At December 31, 2007, unrecognized tax benefits of $0.8 million could affect Integrys Energy Group's effective tax rate for continuing operations if recognized in subsequent periods.

Subsidiaries of Integrys Energy Group file income tax returns in the United States federal jurisdiction, in various United States state and local jurisdictions, and in Canada. Subject to the following major exceptions listed below, Integrys Energy Group is no longer subject to United States federal, state and local, or foreign income tax examinations by tax authorities for years prior to 2003.

- Wisconsin Department of Revenue—WPSC has agreed to statute extensions for tax years covering 1996-2002.
- Illinois Department of Revenue—PEC and combined subsidiaries have agreed to statute extensions for tax years covering 2001-2004.
- United States Internal Revenue Service (IRS)—PEC and consolidated subsidiaries have agreed to statute extensions for tax years covering 1999-2004.

In 2007, Integrys Energy Group has closed the following examinations for:

- IRS—Integrys Energy Group (formerly WPS Resources Corporation) and consolidated subsidiaries have an agreed to audit report and closing statement for an IRS examination of the 2002 and 2003 tax years.
- IRS—Integrys Energy Group (formerly WPS Resources Corporation) and consolidated subsidiaries have settled all issues for 2004 and 2005.
- IRS—PEC and consolidated subsidiaries have a partially agreed to audit report and closing statement for an IRS examination of the 1999-2003 tax years, but one open issue from the agents report has been protested by the taxpayer and has been sent to IRS appeals.
- Illinois Department of Revenue—PEC and its combined subsidiaries have an agreed to audit report and closing statement with the IDR for the 2001 and 2002 tax years.

Integrys Energy Group has the following open examinations:

- IRS—PEC and consolidated subsidiaries have an open examination for the 2004-2005 tax years.
- Illinois Department of Revenue—PEC and combined subsidiaries have an open examination for the 2001-2006 tax years.
- Wisconsin Department of Revenue—WPSC has an open examination for the 1996-2001 tax years.

We do not expect a significant impact to our unrecognized tax benefits from the expiration of the statute of limitations in any jurisdiction to occur within the next 12 months. We do expect to settle several of the examinations listed above within the next 12 months and estimate that it is reasonably possible our unrecognized tax benefits could be reduced up to $2.0 million within the next 12 months.

NOTE 17—COMMITMENTS AND CONTINGENCIES

Commodity Purchase Obligations and Purchase Order Commitments

Integrys Energy Group routinely enters into long-term purchase and sale commitments that have various quantity requirements and durations. The regulated natural gas utilities have obligations to sell natural gas to their customers, and the regulated electric utilities have obligations to distribute and sell electricity to its customers. The utilities expect to recover costs related to these obligations in future customer rates. Additionally, the majority of the energy supply contracts entered into by our nonregulated segment, Integrys Energy Services, are to meet its obligations to deliver energy to customers.

The obligations described below are as of December 31, 2007.

- The electric utility segment has obligations related to coal and transportation that extend through 2016 and total $569.5 million, obligations of $1.3 billion for either capacity or energy related to purchased power that extend through 2016, and obligations for other commodities totaling $9.2 million, which extend through 2012.
- The natural gas utility segment has obligations related to natural gas supply and transportation contracts totaling $784.2 million, some of which extend through 2019.
- Integrys Energy Services has obligations related to energy supply contracts that extend through 2018 and total $4.3 billion. The majority of these obligations end by 2009, with obligations totaling $323.9 million extending beyond 2011.
- Integrys Energy Group also has commitments in the form of purchase orders issued to various vendors, which totaled $349.1 million. A significant portion of these commitments relate to large construction projects.

Environmental

Pulliam Air Notice of Violation

In September 2007, a Notice of Violation (NOV) was issued to WPSC by the Wisconsin Department of Natural Resources (WDNR) alleging various violations of the Pulliam facility's Title V permit, primarily pertaining to certain recordkeeping and monitoring requirements. WPSC met with the WDNR in November 2007 to discuss and attempt to resolve the matters identified in the NOV, and subsequently submitted additional information pursuant to the WDNR's request. While not confirmed by the WDNR, it is WPSC's understanding that this issue is essentially resolved.

Weston 4 Air Permit

In November 2004, the Sierra Club filed a petition with the WDNR under Section 285.61 of the Wisconsin Statutes, seeking a contested case hearing on the construction permit issued for the Weston 4 generation station, which is a necessary predicate to plant construction under the pertinent air emission regulations (hereinafter referred to as the "Weston 4 air permit"). In February 2006, the administrative law judge affirmed the Weston 4 air permit with changes to the emission limits for sulfur dioxide and nitrogen oxide from the coal-fired boiler and particulate from the cooling tower. The changes, which were implemented by the WDNR in a revised permit issued on March 28, 2007, set limits that are more stringent than those originally set by the WDNR (hereinafter referred to as the "March 28, 2007, permit language").

On April 27, 2007, the Sierra Club filed a second petition requesting a contested case hearing regarding the March 28, 2007, permit language, which was granted by the WDNR. Both parties subsequently moved for summary judgment. In a decision issued on November 8, 2007, the administrative law judge granted WPSC's motion for summary judgment in that proceeding, upholding the March 28, 2007, permit language.

The Sierra Club filed petitions with the Dane County Circuit Court on April 27, 2007, and November 14, 2007, for judicial review of the Weston 4 air permit and the underlying proceedings before the administrative law judge. These two judicial review proceedings were consolidated by the court, and the parties are currently briefing the issues.

These activities did not stay the construction of the Weston 4 facility or the administrative law judge's decision on the Weston 4 air permit. WPSC believes that it has substantial defenses to the Sierra Club's challenges. Until the Sierra Club's challenge is finally resolved, Integrys Energy Group will not be able to make a final determination of the probable cost impact, if any, of compliance with any changes to the Weston 4 air permit on its future operating or construction costs.

Weston Operating Permits

In July 2005 and February 2006, NOVs were issued to WPSC by the WDNR alleging various violations of the operating permit requirements applicable to the then existing Weston facility. Subsequently, by letter dated April 11, 2007, the WDNR referred the matters set forth in the NOVs to the Wisconsin Attorney General's office. The referral letter alleged that the Weston facility was not in compliance with the following provisions of the facility's Title V operating permit: (i) limitations on the sulfur content of the fuel oil stored at the Weston facility; (ii) the carbon monoxide and nitrogen oxide limits for certain of the facility's combustion turbines; (iii) the particulate matter emission limits applicable to the coal handling equipment; (iv) opacity monitoring requirements; and (v) a requirement to conduct an elemental metals analysis. WPSC is negotiating with the Wisconsin Attorney General's office to resolve the matters.

In early November 2006, it came to the attention of WPSC that previous ambient air quality computer modeling done by the WDNR for the Weston facility (and other nearby air sources) did not take into account the emissions from the existing Weston 3 facility for purposes of evaluating air quality increment consumption under the required Prevention of Significant Deterioration. WPSC believes it has undertaken and completed corrective measures to address any identified modeling issues and anticipates issuance of a revised Title V permit in the near future that will resolve this issue. In the unlikely event the revised Title V permit, once issued, does not resolve the issues caused by the WDNR air quality modeling errors, WPSC

believes that such issues could be resolved through a limited compliance plan applicable to appropriate equipment or operations at the Weston facility. Integrys Energy Group currently is not able to make a final determination of the probable cost impact of this issue, if any.

Mercury and Interstate Air Quality Rules

Mercury
In October 2004, the mercury emission control rule became effective in Wisconsin (Chapter NR 446), requiring WPSC to control annual system mercury emissions in phases. The first phase will occur in 2008 and 2009. In this phase, the annual mercury emissions are capped at the average annual system mercury emissions for the period 2002 through 2004. The next phase will run from 2010 through 2014 and require a 40% reduction from average annual 2002 through 2004 mercury input amounts. After 2015, a 75% reduction is required with a goal of an 80% reduction by 2018. The State of Wisconsin had filed suit against the federal government along with other states in opposition to the federal mercury rule. On February 8, 2007, the U.S. Court of Appeals for the District of Columbia Circuit ruled in favor of the petitioners and vacated the federal rule. It is not known whether the United States Environmental Protection Agency (EPA) will appeal or proceed with the new rulemaking. WPSC estimates capital costs of approximately $22 million, which includes estimates for both wholly owned and jointly owned plants, to achieve the proposed reductions in the State's revised draft rule. The capital costs are expected to be recovered in a future rate case.

Weston 4 installed and will operate mercury control technology, which will achieve a mercury emission rate that meets the permit limit for mercury. The State of Wisconsin is considering rules which would exceed the vacated federal requirements. These rules have not been finalized at this time. Based on information understood to date, these rules may require additional investment by WPSC in order to comply. The capital costs are anticipated to be recovered in future rate cases.

Sulfur Dioxide and Nitrogen Oxide
The EPA finalized the Clean Air Interstate Rule (formerly known as the Interstate Air Quality Rule), which will reduce sulfur dioxide and nitrogen oxide emissions from utility boilers located in 29 states, including Wisconsin, Michigan, Pennsylvania, and New York. The final Clean Air Interstate Rule requires reduction of sulfur dioxide and nitrogen oxide emissions in two phases. The first phase requires about a 50% reduction beginning in 2009 for nitrogen oxide and beginning in 2010 for sulfur dioxide. The second phase begins in 2015 for both pollutants and requires about a 65% reduction in emissions. The rule allows the State of Wisconsin to either require utilities located in the state to participate in the EPA's interstate cap and trade program or meet the state's emission budget for sulfur dioxide and nitrogen oxide through measures to be determined by the state. Wisconsin's rule, which incorporates the cap and trade approach, has completed the state legislative review and has been forwarded to the EPA for final review.

Currently, WPSC is evaluating a number of options that include using the cap and trade program and/or installing controls. For planning purposes, it is assumed that additional sulfur dioxide and nitrogen oxide controls will be needed on existing units or the existing units will need to be converted to natural gas by 2015. The installation of any controls and/or any conversion to natural gas will need to be scheduled as part of WPSC's long-term maintenance plan for its existing units. As such, controls or conversions may need to take place before 2015. On a preliminary basis and assuming controls or conversion are required, WPSC estimates capital costs of $572 million, which includes estimates for both wholly owned and jointly owned plants, in order to meet an assumed 2015 compliance date. This estimate is based on costs of current control technology and current information regarding the final EPA rule. The costs may change based on the requirements of the final state rules. The capital costs are anticipated to be recovered in future rate cases.

Manufactured Gas Plant Remediation
Integrys Energy Group's natural gas utilities, their predecessors, and certain former affiliates operated facilities in the past at multiple sites for the purpose of manufacturing and storing manufactured gas, and as such, are responsible for the environmental impacts at 55 manufactured gas plant sites located in Wisconsin, Michigan, and Illinois. All are former regulated sites and, as such, are being remediated, with costs charged to existing ratepayers at WPSC, MGUC, PGL, and NSG. Nine of these sites have been transferred to the EPA Superfund Alternative Sites Program, and 11 sites have been transferred to the EPA's Superfund Removal Program, with the intent of being transferred to the EPA Superfund Alternative Sites Program. Integrys Energy Group estimated and accrued for approximately $704.2 million of future undiscounted investigation and cleanup costs as of December 31, 2007. Integrys Energy Group has recorded a net regulatory asset of $758.8 million related to the recovery of both unrecovered expenditures, and estimated future expenditures as of December 31, 2007. Integrys Energy Group has received $52.5 million in insurance recoveries as of December 31, 2007, which were recorded as a reduction to the regulatory assets.

The natural gas utilities are coordinating the investigation and the cleanup of the manufactured gas plant sites under what is called a "multi-site" program. This program involves prioritizing the work to be done at the sites, preparation and approval of documents common to all of the sites, and utilization of a consistent approach in selecting remedies.

The EPA identified NSG as a potentially responsible party (PRP) under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (CERCLA), at the Waukegan Coke Plant Site located in Waukegan, Illinois (Waukegan Site). The Waukegan Site is part of the Outboard Marine Corporation (OMC) Superfund Site. The EPA also identified OMC, General Motors Corporation, and certain other parties as PRPs at the Waukegan Site. NSG and the other PRPs are parties to a consent decree that requires NSG and General Motors, jointly and severally, to perform the remedial action and establish and maintain financial assurance of $27.0 million (in the form of certain defined net worth levels which NSG has met). The soil component of the remedial action was completed in August 2005. The final design for the groundwater component of the remedial action has been completed and construction of the groundwater treatment plan has commenced. The EPA agreed to reduce the financial assurance requirement to $21.0 million to reflect completion of the soil component of the remedial action.

With respect to portions of certain sites in the City of Chicago (Chicago), PGL received demands from site owners and others asserting standing regarding the investigation or remediation of their parcels. Some of these demands seek to require PGL to perform extensive investigations or remediations. These demands include notice letters sent to PGL by River Village West LLC. In April 2005, River Village West filed suit against PGL in the United States District Court for the Northern District of Illinois under the Resource Conservation and Recovery Act (RCRA). The suit, River Village West LLC et al. v. The Peoples Gas Light and Coke Company, No. 05-C-2103 (N.D. Ill. 2005) (RVW II), seeks an order directing PGL to remediate three former sites: the former South Station, the former Throop Street Station and the former Hough Place Station.

In August 2006, a member of River Village West individually filed suit against PGL in the United States District Court for the Northern District of Illinois under RCRA. The suit, Thomas A. Snitzer v. The Peoples Gas Light and Coke Company, No. 06-C-4465 (N.D. Ill. 2006) (Snitzer I), seeks an order directing PGL to remediate the Willow Street Station former manufactured gas plant site which is located along the Chicago River. In October 2006, the same individual filed another suit in the United States District Court for the Northern District of Illinois under RCRA and CERCLA. The suit, Thomas A. Snitzer v. The Peoples Gas Light and Coke Company, No. 06-C-5901 (N.D. Ill. 2006) (Snitzer II), seeks an order directing PGL to remediate four former manufactured

gas plant sites, which are located on or near the Chicago River: 22nd Street Station, Division Street Station, Hawthorne Station, and North Shore Avenue Station. This individual also notified PGL of his intent to file suit under RCRA and CERCLA seeking an order directing PGL to remediate two other such sites: Calumet Station and North Station.

In February 2007, Snitzer I and Snitzer II were consolidated with the RVW II case. In June 2007, PGL filed a motion to dismiss, or in the alternative, stay the consolidated litigation on the basis of the transfer of the sites at issue in the litigation to the EPA Superfund Removal Program. On September 28, 2007, the federal district court issued a ruling staying the litigation "pending the conclusion of the United States EPA actions" at these sites. The effect of this ruling, if it stands, is to bring the litigation to a halt until some future point in time when the EPA has completed its actions and then only with respect to issues "left over" from the EPA sections. There is no time limit on the stay and it may be years before plaintiffs will be permitted to proceed with the litigation, if at all. The plaintiffs have filed a motion for reconsideration.

Management believes that any costs incurred for environmental activities relating to former manufactured gas plant operations that are not recoverable through contributions from other entities or from insurance carriers have been prudently incurred and are, therefore, recoverable through rates for WPSC, MGUC, PGL, and NSG. Accordingly, management believes that the costs incurred in connection with former manufactured gas plant operations will not have a material adverse effect on the financial position or results of operations of Integrys Energy Group.

Flood Damage
In May 2003, a fuse plug at the Silver Lake reservoir owned by UPPCO was breached. This breach resulted in subsequent flooding downstream on the Dead River, which is located in Michigan's Upper Peninsula near Marquette, Michigan. Several lawsuits were filed related to this incident, all of which have been settled and for which insurance recovery was received in excess of the applicable self-insured retention.

UPPCO has completed significant environmental restoration activities and is working with the Michigan Department of Environmental Quality to determine what additional activities are necessary to resolve the impacts associated with this event. Integrys Energy Group maintains a comprehensive insurance program that includes UPPCO that it believes is sufficient to cover its responsibilities related to this event. The self-insured retention on this policy is not material to Integrys Energy Group.

In November 2003, UPPCO received approval from the MPSC and the FERC for deferral of incremental operation and maintenance costs that are not reimbursable through insurance. At this time, it is expected that all of these costs will be recovered by third party settlements. UPPCO also received approval from the MPSC to defer incremental power supply costs associated with the incident. Recovery of the deferred power supply costs will be addressed in future rate proceedings.

UPPCO has announced its decision to restore Silver Lake as a reservoir for power generation, pending approval of an economically feasible design by the FERC. The FERC has required that a board of consultants evaluate and oversee the design approval process. UPPCO continues to work with its Board of Directors and the FERC to develop an economically feasible design.

Former Mineral Processing Site in Denver, Colorado
In 1994, NSG received a demand from the S.W. Shattuck Chemical Company, Inc. alleging that NSG is a successor to the liability of a former entity that was allegedly responsible during the period 1934 through 1941 for the disposal of mineral processing wastes containing radium and other hazardous substances at the site. In 1992, the EPA issued a record of decision (ROD) for the Denver site and remediation work began. The remedy selected in the ROD consisted of the on-site stabilization, solidification, and capping of soils containing radioactive wastes. In 1998, the remedial action under the 1992 ROD was completed. In 2002, the EPA issued an amended ROD that required removing the monolith cap and undertaking additional soil excavation. The work performed under the Amended ROD began in September 2002 and was completed in September 2006.

NSG does not believe that it has liability for the costs related to this site, but cannot determine the matter with certainty. At this time, NSG cannot reasonably estimate what range of loss, if any, may occur. In the event that NSG incurs liability, it would pursue reimbursement from insurance carriers and other responsible parties, if any.

Greenhouse Gases
There is increasing concern over the issue of climate change and the effect of emissions of greenhouse gases. Integrys Energy Group is evaluating both the technical and cost implications which may result from a future state, regional, or federal greenhouse gas regulatory program. This evaluation indicates that it is probable that any regulatory program that caps emissions or imposes a carbon tax will increase costs for Integrys Energy Group and its customers. The greatest impact is likely to be on fossil fuel-fired generation, with a less significant impact on natural gas storage and distribution operations. At this time, there is no commercially available technology for removing carbon dioxide from a pulverized coal-fired plant, but significant research is in progress. Efforts are underway within the utility industry to develop cleaner ways to burn coal. The use of alternate fuels is also being explored by the industry, but there are many cost and availability issues. Based on the complexity and uncertainty of the climate issues, a risk exists that future carbon regulation will increase the cost of electricity produced at coal-fired generation units. However, we believe the capital expenditures we are making at our generation units are appropriate under any reasonable mandatory greenhouse gas program, and we believe future expenditures by our regulated electric utilities will be recoverable in rates. Integrys Energy Group will continue to monitor and manage potential risks and opportunities associated with future greenhouse gas regulatory actions.

Natural Gas Charge Reconciliation Proceedings and Related Matters

Natural Gas Charge Settlement
For PGL and NSG, the ICC conducts annual proceedings regarding the reconciliation of revenues from the natural gas charge and related natural gas costs. The natural gas charge represents the cost of natural gas and transportation and storage services purchased by PGL and NSG (Gas Charge). In these proceedings, interested parties review the accuracy of the reconciliation of revenues and costs and the prudence of natural gas costs recovered through the Gas Charge. If the ICC were to find that the reconciliation was inaccurate or any natural gas costs were imprudently incurred, the ICC would order the utility to refund the affected amount to customers through subsequent Gas Charge filings.

Pursuant to a 2006 settlement agreement related to fiscal year 2001-2004 natural gas costs, PGL and NSG agreed to make payments of up to $30 million towards conservation and weatherization programs for low and moderate income customers. At the date of the PEC merger, $25 million of that amount had not yet been paid and was recorded as a preacquisition contingency. At December 31, 2007, $20 million remains unpaid and was included in other long-term liabilities.

PGL and NSG also refunded certain amounts related to fiscal 2001-2004 natural gas costs, but those refunds had been completed prior to the PEC merger.

The settlement agreement provides that PGL and NSG will cooperate with Chicago and the Illinois Attorney General ("AG") to identify those customers who were not receiving natural gas as of the date of the

Agreement that are financial hardship cases. The hardship cases were identified by the utilities, the AG, and Chicago. Following identification, PGL and NSG reconnected the hardship cases. PGL and NSG forgave all outstanding debt for reconnected customers. Although PGL and NSG believe they have fully complied with this provision of the Agreement, Chicago and the AG have indicated that they believe the terms of the hardship program are broader than what PGL and NSG believe they are obligated to implement. Management continues to believe that it has fully complied with the obligations of the Agreement with respect to the hardship program.

PGL and NSG agreed to conduct internal and external audits of their natural gas procurement practices. An annual internal audit is required for five years, and the first two are completed. The external audit being performed by a consulting firm retained by the ICC is in progress. No findings or recommendations have yet been issued.

The fiscal 2005 Gas Charge reconciliation cases were initiated in November 2005. The settlement of the prior fiscal years' Gas Charge reconciliation proceedings does not affect these cases, except for PGL's agreement to credit fiscal 2005 Hub revenues as an offset to utility customers' natural gas charges. The ICC staff and intervener witnesses recommended disallowances. The majority of the recommended disallowances are for a one-time adjustment to transportation customers' bank (storage) natural gas liability balances. For PGL, the ICC issued its order, which accepted the administrative law judges' recommendations and ICC staff's recommended disallowances in their entirety, on January 16, 2008. The gas cost disallowance for PGL is $20.5 million. For NSG, the ICC issued its order, which accepted the administrative law judges' recommendations and ICC staff's recommended disallowances in their entirety, on January 16, 2008. The natural gas cost disallowance for NSG is $1.0 million. On February 14, 2008, PGL and NSG filed for rehearing on one of the two bank (storage) gas liability issues. The disallowance for the rehearing issue is approximately $0.8 million for PGL and $0.3 million for NSG. The ICC must act on rehearing no later than March 5, 2008. The customer refunds from the 2005 Gas Charge reconciliation cases have been accounted for as a preacquisition contingency. As of December 31, 2007, PGL and NSG recorded a current liability of $22.5 million and $1.1 million, respectively, including interest.

The fiscal 2006 Gas Charge reconciliation cases were initiated on November 21, 2006. PGL and NSG filed their direct testimony on April 10, 2007. On May 16, 2007, the ICC initiated Gas Charge reconciliation cases for the period of October 2006 through December 2006 to cover the gap created by PGL and NSG's change to a calendar year reconciliation period. The ICC staff moved to consolidate the new cases with the fiscal 2006 cases, and the administrative law judge granted the motion in July 2007. PGL's and NSG's direct testimony for the October through December 2006 period was filed on October 17, 2007. There is a status hearing scheduled for March 17, 2008, to set a schedule. As of December 31, 2007, the amounts recorded related to the 2006 Gas Charge reconciliation cases were insignificant.

The ICC initiated the calendar year 2007 Gas Charge reconciliation cases on November 28, 2007. The initiating order directs PGL and NSG to file direct testimony on April 15, 2008. There is a status hearing scheduled for July 15, 2008.

Class Action

In February 2004, a purported class action was filed in Cook County Circuit Court against PEC, PGL, and NSG by customers of PGL and NSG, alleging, among other things, violation of the Illinois Consumer Fraud and Deceptive Business Practices Act related to matters at issue in the utilities' fiscal year 2001 Gas Charge reconciliation proceedings. The suit, Alport et al. v. Peoples Energy Corporation seeks unspecified compensatory and punitive damages. PGL and NSG have been dismissed as defendants and the only remaining counts of the suit allege violations of the Consumer Fraud and Deceptive Business Practices Act and that PEC acted in concert with others to commit a tortious act. PEC denies the allegations and is vigorously defending the suit.

Based upon the settlement of the ICC's final orders in PGL's and NSG's fiscal years 2001 through 2004 reconciliation cases, the court, on September 25, 2006, granted in part PEC's motion to dismiss the case by limiting the potential class members in the suit to those persons who were customers during the time that PEC's joint venture with Enron was in operation and did not receive part of the settlement proceeds from the reconciliation cases. However, the court denied PEC's motion to dismiss the case to the extent that the complaint seeks punitive damages (regardless of whether such customers received part of the settlement proceeds from the reconciliation cases). The plaintiffs filed a third amended complaint and a motion for class certification, and on April 25, 2007, the Court denied, without prejudice, plaintiffs' motion for class certification. On June 29, 2007, PEC filed a motion to dismiss the proceeding for failure to join a necessary party. Plaintiffs filed an amended complaint on July 11, 2007. On December 4, 2007, the court denied PEC's motion to dismiss. Management cannot predict the outcome of this litigation at this time.

Corrosion Control Inspection Proceeding

Illinois state, as well as federal laws, require natural gas utilities to conduct periodic corrosion control inspections on natural gas pipelines. On April 19, 2006, the ICC initiated a citation proceeding related to such inspections that were required to be performed by PGL during 2003 and 2004, but which were not completed in the requisite timeframe. On December 20, 2006, the ICC entered an order approving a stipulation between the parties to this proceeding under which PGL agreed that it had not been in compliance with applicable regulations, and further agreed to pay a penalty of $1.0 million, pay for a consultant to conduct a comprehensive investigation of its compliance with ICC pipeline safety regulations, remain compliant with those regulations, not seek recovery in future rate cases of certain costs related to non-compliance, and hold meetings with the City of Chicago to exchange information. This order resolved only the ICC proceeding and did not constitute a release of any other potential actions outside of the ICC proceeding. With respect to the comprehensive investigation, the ICC selected an auditor for this matter and the auditor, the ICC staff, and PGL began the investigation process during the second quarter of 2007. No findings or recommendations have yet been communicated.

On May 16, 2006, the AG served a subpoena requesting documents relating to PGL's corrosion inspections. PGL's counsel has met with representatives of the AG's office and provided documents relating to the subpoena. On July 10, 2006, the United States Attorney for the Northern District of Illinois served a grand jury subpoena on PGL requesting documents relating to PGL's corrosion inspections. PGL's counsel has met with the United States Attorney's office and provided documents relating to corrosion inspections. PGL has had no further communication with the United States Attorney's office since that time. Management cannot predict the outcome of this investigation and has not recorded a liability associated with this contingency.

Builders Class Action

In June 2005, a purported class action was filed against PEC and its utility subsidiaries by Birchwood Builders, LLC in the Circuit Court of Cook County, Illinois alleging that PGL and NSG were fraudulently and improperly charging fees to customers with respect to utility connections, disconnections, reconnections, relocations, extensions of natural gas service pipes and extensions of distribution natural gas mains and failing to return related customer deposits. PGL and NSG filed two motions to dismiss the lawsuit. On January 25, 2007, the judge entered an order dismissing the complaint, but allowing the plaintiffs the option of filing an amended complaint (except as to the plaintiffs' seeking of declaratory relief, which was dismissed with prejudice). The judge also

ruled that the plaintiffs could file their claims directly with the ICC. On June 28, 2007, plaintiffs filed an amended complaint with the Circuit Court. PGL and NSG responded by filing motions to dismiss and are awaiting a decision on these motions. PEC and its utility subsidiaries continue to believe they have meritorious defenses and intend to vigorously defend against the class action lawsuit.

NOTE 18—GUARANTEES

As part of normal business, Integrys Energy Group and its subsidiaries enter into various guarantees providing financial or performance assurance to third parties on behalf of certain subsidiaries. These guarantees are entered into primarily to support or enhance the creditworthiness otherwise attributed to a subsidiary on a stand-alone basis, thereby facilitating the extension of sufficient credit to accomplish the subsidiaries' intended commercial purposes.

Most of the guarantees issued by Integrys Energy Group include inter-company guarantees between parents and their subsidiaries, which are eliminated in consolidation, and guarantees of the subsidiaries' own performance. As such, these guarantees are excluded from the recognition and measurement requirements of Interpretation No. 45.

The following table shows Integrys Energy Group's outstanding guarantees at December 31, 2007, 2006, and 2005:

	December 31,		
(Millions)	**2007**	**2006**	**2005**
Guarantees of subsidiary debt and revolving line of credit	**$ 903.1**	$ 178.3	$ 27.2
Guarantees supporting commodity transactions of subsidiaries	**1,907.4**	1,314.0	1,154.7
Standby letters of credit	**137.1**	155.3	114.3
Surety bonds	**1.7**	1.2	0.8
Other guarantees	**10.2**	10.2	13.6
Total guarantees	**$2,959.5**	$1,659.0	$1,310.6

Integrys Energy Group's outstanding guarantees at December 31, 2007, will expire as shown in the following table:

(Millions)	Total Amounts Committed at December 31, 2007	Less Than 1 Year	1 to 3 Years	4 to 5 Years	Over 5 Years
Guarantees of subsidiary debt and revolving line of credit	**$ 903.1**	**$ 150.0**	**$ –**	**$725.0**	**$28.1**
Guarantees supporting commodity transactions of subsidiaries	**1,907.4**	**1,754.2**	**76.5**	**26.7**	**50.0**
Standby letters of credit	**137.1**	**113.7**	**23.4**	**–**	**–**
Surety bonds	**1.7**	**1.7**	**–**	**–**	**–**
Other guarantees	**10.2**	**–**	**7.9**	**2.3**	**–**
Total guarantees	**$2,959.5**	**$2,019.6**	**$107.8**	**$754.0**	**$78.1**

At December 31, 2007, management was authorized to issue corporate guarantees in the aggregate amount of up to $2.1 billion to support the business operations of Integrys Energy Services. The following outstanding amounts are subject to this limit:

(Millions)	**December 31, 2007**
Guarantees supporting commodity transactions of subsidiaries	**$1,752.9**
Guarantees of subsidiary debt	**151.1**
Standby letters of credit	**130.0**
Surety bonds	**0.9**
Total guarantees subject to $2.1 billion limit	**$2,034.9**

In February 2008, Integrys Energy Group's Board of Directors increased this limit to $2.35 billion.

Of the parental guarantees provided by Integrys Energy Group to Integrys Energy Services, the current amount at December 31, 2007, which Integrys Energy Group would be obligated to support, is approximately $620.1 million.

At December 31, 2007, Integrys Energy Group's $903.1 million of outstanding guarantees supporting subsidiary debt and revolving lines of credit consisted of the following:

- An agreement to fully and unconditionally guarantee PEC's $400.0 million revolving line of credit,
- An agreement to fully and unconditionally guarantee, on a senior unsecured basis, PEC's obligations under its $325.0 million, 6.90% notes due January 15, 2011,
- A $150.0 million credit agreement at Integrys Energy Services used to finance natural gas in storage and margin requirements related to natural gas and electric contracts traded on the NYMEX and the Intercontinental Exchange (ICE), as well as for general corporate purposes, and
- $28.1 million of guarantees supporting outstanding debt at Integrys Energy Services' subsidiaries, of which $1.1 million is subject to Integrys Energy Services' parental guarantee limit discussed above.

At December 31, 2007, Integrys Energy Group's $1,907.4 million of outstanding guarantees supporting commodity transactions of subsidiaries consisted of the following:

- Parental guarantees of $1,761.0 million to support the business operations of Integrys Energy Services, of which $8.1 million is not included in the table on the left of guarantees subject to the $2.1 billion limit, due to specific authorization received from Integrys Energy Group's Board of Directors,
- $0.1 million, of an authorized $15.0 million, of corporate guarantees to support energy and transmission supply at UPPCO that are not reflected on Integrys Energy Group's Consolidated Balance Sheet,
- Guarantees of $60.9 million and $75.4 million, respectively, related to natural gas supply at MGUC and MERC. Corporate guarantees in the amounts of $75.0 million and $125.0 million have been authorized by Integrys Energy Group's Board of Directors to support MGUC and MERC, and
- $10.0 million, of an authorized $125.0 million, to support business operations at PEC.

At December 31, 2007, financial institutions, at the request of Integrys Energy Group, have issued $137.1 million in standby letters of credit for the benefit of third parties that have extended credit to certain subsidiaries. Of this amount, $132.5 million was issued to support Integrys Energy Services' operations, including $2.5 million that received specific authorization from Integrys Energy Group's Board of Directors; $4.3 million was issued for workers compensation coverage in Illinois; and the remaining $0.3 million relates to letters of credit at MGUC and MERC. Any amounts owed by our subsidiaries are reflected in Integrys Energy Group's Consolidated Balance Sheet.

At December 31, 2007, Integrys Energy Group furnished $1.7 million of surety bonds for various reasons, including worker compensation coverage and obtaining various licenses, permits, and rights of way. Liabilities incurred as a result of activities covered by surety bonds are included in Integrys Energy Group's Consolidated Balance Sheet.

At December 31, 2007, Integrys Energy Group's outstanding $10.2 million of other guarantees consisted of the following:

- A guarantee issued by WPSC to indemnify a third party for exposures related to the construction of utility assets. This amount is not reflected on the Consolidated Balance Sheet, as this agreement was entered into prior to the effective date of Interpretation No. 45. The maximum exposure related to this guarantee was $3.8 million at December 31, 2007, and $4.9 million at December 31, 2006.
- A liability related to WPSC's agreement to indemnify Dominion for certain costs arising from the resolution of design bases documentation issues incurred prior to Kewaunee's scheduled maintenance period in 2009. As of December 31, 2007, WPSC had paid $4.8 million to Dominion related to this guarantee, reducing the liability to $4.1 million. The liability recorded for this guarantee was $5.3 million at December 31, 2006.
- A $2.3 million indemnification provided by Integrys Energy Services related to the sale of Niagara. This indemnification related to potential contamination from ash disposed from this facility. A $0.2 million liability was recorded related to this indemnification at December 31, 2007.

Typically, under agreements related to the sale of assets or subsidiaries, Integrys Energy Group or its subsidiaries agree to indemnify the buyers for losses resulting from potential breaches of Integrys Energy Group's or its subsidiaries' representations and warranties thereunder. Integrys Energy Group believes the likelihood of having to make any material cash payments under these sales agreements as a result of breaches of representations and warranties is remote, and as such, has not recorded any liability related to these agreements.

NOTE 19—EMPLOYEE BENEFIT PLANS

Defined Benefit Plans

Integrys Energy Group and its subsidiaries have three non-contributory qualified retirement plans covering substantially all employees, as well as several unfunded nonqualified retirement plans.

Integrys Energy Group also currently offers medical, dental, and life insurance benefits to employees and their dependents. Integrys Energy Group expenses the costs of these benefits for active employees as incurred and funds benefits for retirees through irrevocable trusts as allowed for income tax purposes.

The net periodic benefit cost associated with the plans is allocated among Integrys Energy Group's subsidiaries. Actuarial calculations are performed (based upon specific employees and their related years of service) in order to determine the appropriate benefit cost allocation.

The costs of pension and other postretirement benefits are expensed over the period during which the employee renders service. The transition obligation related to plans that existed at Integrys Energy Group prior to the PEC merger is being recognized over a 20-year period beginning in 1993. Integrys Energy Group uses a December 31 measurement date for all of its plans.

Integrys Energy Group adopted SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)," at December 31, 2006. SFAS No. 158 requires employers to recognize a defined benefit postretirement plan's funded status in the balance sheet, and recognize changes in the plan's funded status in comprehensive income in the year in which the changes occur. Integrys Energy Group's regulated utilities record changes in the funded status to regulatory asset or liability accounts, pursuant to SFAS No. 71.

During the third quarter of 2007, Integrys Energy Group made a series of changes to certain of its retirement benefit plans. Specifically, the changes include:

- Closure of the defined benefit pension plans to non-union new hires, effective as of January 1, 2008;
- A freeze in defined benefit pension service accruals for non-union employees, effective as of January 1, 2013;
- A freeze in compensation amounts used for determining defined benefit pension amounts for non-union employees, effective as of January 1, 2018;
- Revised eligibility requirements for retiree medical benefits for employees hired on or after January 1, 2008, and the introduction, beginning in 2013, of an annual premium reduction credit for employees retiring after December 31, 2012; and
- Closure of the retiree dental and life benefit programs to all new hires, effective January 1, 2008, and elimination of these benefits for any existing employees retiring after December 31, 2012.

As a result of the changes described above, Integrys Energy Group remeasured certain of its pension and other postretirement benefit obligations as of August 1, 2007. The curtailment gains and losses recognized, as a result of the plan design changes, were not significant and are included in the table on the next page.

A second remeasurement occurred on October 1, 2007, because the ratification of a union contract resulted in changes to a postretirement medical plan. The changes did not result in a curtailment.

The following tables provide a reconciliation of the changes in the plans' benefit obligations and fair value of assets during 2007, 2006, and 2005.

(Millions)	Pension Benefits			Other Benefits		
Reconciliation of benefit obligation (qualified and non-qualified plans)	**2007**	**2006**	**2005**	**2007**	**2006**	**2005**
Obligation at January 1	**$ 787.3**	$727.8	$720.7	**$292.1**	$286.9	$294.7
Service cost	**39.7**	24.2	23.9	**15.4**	7.1	8.0
Interest cost	**70.4**	42.1	40.3	**24.5**	17.3	16.5
Plan amendments	**–**	–	–	**(21.4)**	–	–
Plan curtailments	**(0.7)**	–	–	**(0.6)**	–	–
Plan spin off – Kewaunee sale	**–**	–	(25.7)	**–**	–	(13.3)
Plan acquisitions – MGUC and MERC	**–**	60.8	–	**–**	23.0	–
Plan acquisitions – PEC	**498.1**	–	–	**156.7**	–	–
Actuarial (gain) loss – net	**(96.0)**	(19.5)	8.2	**(43.0)**	(33.1)	(9.6)
Participant contributions	**–**	–	–	**6.0**	–	–
Benefit payments	**(88.6)**	(48.1)	(39.6)	**(22.8)**	(10.2)	(9.4)
Federal subsidy on benefits paid	**–**	–	–	**1.7**	1.1	–
Obligation at December 31	**$1,210.2**	$787.3	$727.8	**$408.6**	$292.1	$286.9

(Millions)	Pension Benefits			Other Benefits		
Reconciliation of fair value of plan assets (qualified plans)	**2007**	**2006**	**2005**	**2007**	**2006**	**2005**
Fair value of plan assets at January 1	**$ 674.0**	$583.0	$588.9	**$212.8**	$183.0	$170.9
Actual return on plan assets	**68.9**	67.3	39.7	**14.5**	16.5	11.3
Employer contributions	**25.5**	25.3	8.2	**7.9**	17.9	20.4
Participant contributions	**–**	–	–	**6.0**	–	–
Plan spin off – Kewaunee sale	**–**	–	(15.5)	**–**	–	(10.4)
Plan acquisitions – MGUC and MERC	**0.2**	45.0	–	**–**	5.4	–
Plan acquisitions – PEC	**537.6**	–	–	**29.7**	–	–
Benefit payments	**(86.7)**	(46.6)	(38.3)	**(22.6)**	(10.0)	(9.2)
Fair value of plan assets at December 31	**$1,219.5**	$674.0	$583.0	**$248.3**	$212.8	$183.0

Amounts recognized in Integrys Energy Group's Consolidated Balance Sheet at December 31 related to the benefit plans consisted of:

	Pension Benefits		Other Benefits	
(Millions)	**2007**	**2006**	**2007**	**2006**
Noncurrent assets	**$98.7**	$ –	**$ 2.7**	$ –
Current liabilities	**4.4**	3.8	**0.1**	0.2
Noncurrent liabilities	**85.0**	109.5	**162.9**	79.1
Net assets	**$ 9.3**	$(113.3)	**$(160.3)**	$(79.3)

The accumulated benefit obligation for all defined benefit pension plans was $1.1 billion and $700.1 million at December 31, 2007, and 2006, respectively. Information for pension plans with an accumulated benefit obligation in excess of plan assets is presented in the following table.

	December 31,	
(Millions)	**2007**	**2006**
Projected benefit obligation	**$276.0**	$34.3
Accumulated benefit obligation	**240.4**	32.2
Fair value of plan assets	**193.3**	–

The following table shows the amounts that have not yet been recognized in Integrys Energy Group's net periodic benefit cost as of December 31. Amounts related to the nonregulated entities are included in accumulated other comprehensive income, while amounts related to the utilities are recorded as regulatory assets or liabilities.

	Pension Benefits		Other Benefits	
(Millions)	2007	2006	2007	2006
Accumulated other comprehensive income (pre-tax)				
Net actuarial loss	**$ 3.5**	$ 9.7	**$ 0.9**	$ 1.7
Prior service costs (credits)	**1.5**	1.6	**(2.6)**	(3.1)
Total	**$ 5.0**	$11.3	**$ (1.7)**	$ (1.4)
Net regulatory assets				
Net actuarial loss (gain)	**$ (16.5)**	$58.6	**$(10.4)**	$31.1
Prior service costs (credits)	**27.7**	32.6	**(30.3)**	(11.8)
Transition obligation	**–**	–	**1.3**	2.5
Merger related regulatory adjustment	**89.4**	–	**44.6**	–
Total	**$100.6**	$91.2	**$ 5.2**	$21.8

Integrys Energy Group recorded the PEC pension assets acquired and liabilities assumed at fair value at the February 2007 acquisition date. PGL and NSG continue to have rates set based on their historical basis of accounting, including amortizations of prior service cost, actuarial losses, and transition obligations, which were recognized in the Consolidated Financial Statements as regulatory assets at the purchase date. The amount reflected in net periodic benefit cost in the table below is based on the amount used in the rate-setting process for PGL and NSG. The difference in the basis of accounting is shown as a merger related regulatory adjustment in the table above.

The estimated net loss and prior service cost for defined benefit pension plans that will be amortized as a component of net periodic benefit cost during 2008 are $0.9 million and $5.1 million, respectively. The estimated net loss, prior service credit, and transition obligation for other postretirement benefit plans that will be amortized as a component of net periodic benefit cost during 2008 are $0.6 million, $(3.8) million, and $0.3 million, respectively. The estimated merger-related regulatory adjustment that will be amortized as a component of net periodic benefit cost for defined pension and other postretirement benefit plans during 2008 is $2.6 million and $2.7 million, respectively.

The following table presents the components of the consolidated net periodic benefit cost for the plans:

	Pension Benefits			Other Benefits		
(Millions)	2007	2006	2005	2007	2006	2005
Net periodic benefit cost						
Service cost	**$39.7**	$24.2	$23.9	**$15.4**	$ 7.1	$ 8.0
Interest cost	**70.4**	42.1	40.3	**24.5**	17.3	16.5
Expected return on plan assets	**(89.4)**	(44.2)	(43.6)	**(17.5)**	(13.5)	(12.5)
Plan curtailments (gain) loss	**–**	–	–	**(0.1)**	–	–
Amortization of transition obligation	**–**	0.2	0.2	**0.4**	0.4	0.4
Amortization of prior-service cost (credit)	**5.1**	5.1	5.3	**(2.6)**	(2.2)	(2.2)
Amortization of net loss	**4.8**	9.8	8.7	**1.8**	5.3	5.5
Amortization of merger related regulatory adjustment	**14.2**	–	–	**0.8**	–	–
Net periodic benefit cost	**$44.8**	$37.2	$34.8	**$22.7**	$14.4	$15.7

Assumptions – Pension and Other Postretirement Benefit Plans

The weighted average assumptions used at December 31 in accounting for the plans are as follows:

	Pension Benefits			Other Benefits		
	2007	2006	2005	2007	2006	2005
Discount rate for benefit obligations	**6.40%**	5.87%	5.65%	**6.40%**	5.87%	5.65%
Discount rate for net periodic benefit cost	**5.88%**	5.65%	5.75%	**5.79%**	5.65%	5.75%
Expected return on assets	**8.50%**	8.50%	8.50%	**8.50%**	8.50%	8.50%
Rate of compensation increase	**4.98%**	5.50%	5.50%	**–**	–	–

The assumptions used for Integrys Energy Group's medical and dental cost trend rates are shown in the following table:

	2007	2006	2005
Assumed medical cost trend rate (under age 65)	**8.0%-10.0%**	9.0%	10.0%
Ultimate trend rate	**5.0%**	5.0%	5.0%
Ultimate trend rate reached in	**2010-2013**	2010	2010
Assumed medical cost trend rate (over age 65)	**10.0%-10.5%**	11.0%	12.0%
Ultimate trend rate	**5.5%-6.5%**	6.5%	6.5%
Ultimate trend rate reached in	**2011-2013**	2011	2011
Assumed dental cost trend rate	**5.0%**	5.0%	5.0%

Assumed health care cost trend rates have a significant effect on the amounts reported by Integrys Energy Group for the health care plans. A 1% change in assumed health care cost trend rates would have the following effects:

(Millions)	1% Increase	1% Decrease
Integrys Energy Group		
Effect on total of service and interest cost components of net periodic postretirement health care benefit cost	**$ 5.3**	**$ (4.7)**
Effect on the health care component of the accumulated postretirement benefit obligation	**$49.7**	**$(41.1)**

Pension and Other Postretirement Benefits Plan Assets

Weighted-average asset allocations of the plans at December 31, 2007, and 2006, are as follows:

	Pension Plan Assets at December 31,		Postretirement Plan Assets at December 31,	
Asset category	**2007**	**2006**	**2007**	**2006**
Equity securities	**63%**	60%	**61%**	61%
Debt securities	**33%**	35%	**39%**	39%
Real estate	**4%**	5%	**–**	–
Total	**100%**	100%	**100%**	100%

The target asset allocations for plans in place prior to the PEC merger for the above listed asset classes are as follows: pension plan—equity securities 60%, debt securities 35%, and real estate 5%; postretirement plan—equity securities 65% and debt securities 35%. The target asset allocations for plans acquired in the PEC merger are as follows: pension plan—equity securities 70% and debt securities 30%; postretirement plan—equity securities 60% and debt securities 40%. The Board of Directors has established the Employee Benefits Administrator Committee to manage the operations and administration of all benefit plans and related trusts. The Committee periodically reviews the asset allocation, and the portfolio is rebalanced when necessary.

Cash Flows Related to Pension and Other Postretirement Benefit Plans

Integrys Energy Group's funding policy is to contribute at least the minimum amounts that are required to be funded under the Employee Retirement Income Security Act, but not more than the maximum amounts that are currently deductible for income tax purposes. Integrys Energy Group expects to contribute $24.8 million to pension plans and $12.8 million to other postretirement benefit plans in 2008.

The following table shows the payments, reflecting expected future service, which Integrys Energy Group expects to make for pension and other postretirement benefits. In addition, the table shows the expected federal subsidies, provided under the Medicare Prescription Drug, Improvement and Modernization Act of 2003, which will partially offset other postretirement benefits.

(Millions)	Pension Benefits	Other Benefits	Federal Subsidies
2008	**$ 87.8**	**$ 22.6**	**$ (2.2)**
2009	**91.3**	**24.5**	**(2.5)**
2010	**106.0**	**26.4**	**(2.7)**
2011	**107.9**	**28.8**	**(2.9)**
2012	**93.3**	**30.7**	**(3.0)**
2013-2017	**545.4**	**178.4**	**(17.5)**

Defined Contribution Benefit Plans

Integrys Energy Group maintains 401(k) Savings Plans for substantially all full-time employees. Prior to 2008, employees generally could contribute from 1% to 30% of their base compensation to individual accounts within the 401(k) Savings Plan. The Employee Stock Ownership Plan (ESOP) required a match in the form of shares of Integrys Energy Group's common stock equivalent to 100% of the first 4% and 50% of the next 2% contributed by non-union employees. Certain non-union employees automatically qualified for participation in the ESOP and certain union employees receive a contribution to their ESOP account regardless of their participation in the 401(k) Savings Plan. The ESOP held 2.3 million shares of Integrys Energy Group's common stock (market value of $121.9 million) at December 31, 2007. Certain employees participate in a discretionary profit-sharing contribution and/or cash match in place of participation in the ESOP. Total costs incurred under these plans were $14.4 million in 2007, $9.4 million in 2006, and $8.4 million in 2005.

In conjunction with the PEC merger, Integrys Energy Group made changes to the defined contribution benefit plans effective January 1, 2008. These changes include:

- A lump-sum company contribution component for certain employees;
- Company match equivalent to 100% of the first 5% contributed by non-union employees; and
- Employees can contribute up to 50% of their base compensation.

Integrys Energy Group maintains deferred compensation plans that enable certain key employees and non-employee directors to defer a portion of their compensation or fees on a pre-tax basis. Non-employee directors can defer up to 100% of their director fees. Compensation is generally deferred in the form of cash, indexed to certain investment options, or Integrys Energy Group common stock with deemed dividends paid on the common stock automatically reinvested. Effective March 31, 2008, the investment option of indexing to Integrys Energy Group's return on equity will be closed to new contributions.

The deferred compensation arrangements in which distributions are made solely in Integrys Energy Group's common stock are classified as an equity instrument. Changes in the fair value of the deferred compensation obligation are not recognized. The deferred compensation obligation associated with this arrangement was $24.6 million at December 31, 2007, and $19.9 million at December 31, 2006.

The portion of the deferred compensation obligation associated with deferrals that allow for distribution in cash is classified as a liability in the Consolidated Balance Sheets and adjusted, with a charge or credit to expense, to reflect changes in the fair value of the deferred compensation obligation. The obligation classified within other long-term liabilities was $30.2 million at December 31, 2007, and $26.8 million at December 31, 2006. The costs incurred under this arrangement were $2.3 million in 2007, $3.0 million in 2006, and $2.6 million in 2005.

The deferred compensation programs are partially funded through shares of Integrys Energy Group's common stock that is held in a rabbi trust. The common stock held in the rabbi trust is classified as a reduction of equity in a manner similar to accounting for treasury stock. The total cost of Integrys Energy Group's common stock held in the rabbi trust was $14.7 million at December 31, 2007, and $13.2 million at December 31, 2006.

NOTE 20—PREFERRED STOCK OF SUBSIDIARY

Integrys Energy Group's subsidiary, WPSC, has 1,000,000 authorized shares of preferred stock with no mandatory redemption and a $100 par value. Outstanding shares are as follows at December 31:

(Millions, except share amounts)	Series	2007 Shares Outstanding	2007 Carrying Value	2006 Shares Outstanding	2006 Carrying Value
	5.00%	**130,714**	**$13.1**	130,765	**$13.1**
	5.04%	**29,898**	**3.0**	29,920	**3.0**
	5.08%	**49,923**	**5.0**	49,928	**5.0**
	6.76%	**150,000**	**15.0**	150,000	**15.0**
	6.88%	**150,000**	**15.0**	150,000	**15.0**
Total		**510,535**	**$51.1**	510,613	**$51.1**

All shares of preferred stock of all series are of equal rank except as to dividend rates and redemption terms. Payment of dividends from any earned surplus or other available surplus is not restricted by the terms of any indenture or other undertaking by WPSC. Each series of outstanding preferred stock is redeemable in whole or in part at WPSC's option at any time on 30 days' notice at the respective redemption prices. WPSC may not redeem less than all, nor purchase any, of its preferred stock during the existence of any dividend default.

In the event of WPSC's dissolution or liquidation, the holders of preferred stock are entitled to receive (a) the par value of their preferred stock out of the corporate assets other than profits before any of such assets are paid or distributed to the holders of common stock and (b) the amount of dividends accumulated and unpaid on their preferred stock out of the surplus or net profits before any of such surplus or net profits are paid to the holders of common stock. Thereafter, the remainder of the corporate assets, surplus, and net profits shall be paid to the holders of common stock.

The preferred stock has no pre-emptive, subscription, or conversion rights, and has no sinking fund provisions.

NOTE 21—COMMON EQUITY

Integrys Energy Group had the following shares outstanding at December 31, 2007, and 2006, respectively:

Shares outstanding at December 31	**2007**	**2006**
Common stock, $1 par value, 200,000,000 shares authorized	**76,340,756**	43,387,460
Treasury shares	**10,000**	12,000
Average cost of treasury shares	**$25.19**	$25.19
Shares in deferred compensation rabbi trust	**338,522**	311,666
Average cost of deferred compensation rabbi trust shares	**$43.48**	$42.24

Treasury shares at December 31, 2007, and 2006, relate to our Non-Employee Directors Stock Option Plan. All options under this plan have a ten-year life, but may not be exercised until one year after the date of grant.

We issue common stock under our Stock Investment Plan and under certain of our stock-based employee benefit plans. These stock issuances increased equity $45.7 million, $25.0 million, and $29.0 million in 2007, 2006, and 2005, respectively.

Pursuant to the merger with PEC, shareholders of PEC received 0.825 shares of Integrys Energy Group (then known as WPS Resources) common stock, $1 par value, for each share of PEC common stock, no par value, that they held immediately prior to the merger. This resulted in an increase in common stock outstanding of 31,938,491 shares and increased equity $1.6 billion as of December 31, 2007.

In November 2005, Integrys Energy Group entered into a forward equity sale agreement with an affiliate of J.P. Morgan Securities, Inc., as forward purchaser, relating to 2.7 million shares of Integrys Energy Group's common stock. On May 10, 2006, Integrys Energy Group physically settled the forward equity agreement (and, thereby, issued 2.7 million shares of common stock) and received proceeds of $139.6 million. The proceeds were used to pay down commercial paper borrowings originally utilized to finance the acquisition of the natural gas distribution operations in Michigan and for general corporate purposes.

Reconciliation of Integrys Energy Group's common stock shares	Common Stock Shares Outstanding
Balance at December 31, 2004	37,500,791
Shares issued	
Stock Investment Plan	370,928
Stock-based compensation	262,714
Common stock offering	1,900,000
Rabbi trust shares	55,465
Balance at December 31, 2005	40,089,898
Shares issued	
Stock Investment Plan	406,878
Stock-based compensation	134,392
Common stock offering	2,700,000
Rabbi trust shares	56,292
Balance at December 31, 2006	43,387,460
Shares issued	
Merger with PEC	**31,938,491**
Stock Investment Plan	**529,935**
Stock-based compensation	**444,041**
Rabbi trust shares	**40,829**
Balance at December 31, 2007	**76,340,756**

Dividends

Integrys Energy Group is a holding company and our ability to pay dividends is largely dependent upon the ability of our subsidiaries to pay dividends to us. The PSCW has by order restricted our subsidiary, WPSC, to paying normal dividends on its common stock of no more than 103% of the previous year's common stock dividend. The PSCW also requires WPSC to maintain a financial capital structure (i.e., the percentages by which each of common stock equity, preferred stock equity and debt constitute the total capital invested in a utility), which has a common equity range of 50% to 55%. The PSCW has also established a targeted financial common equity ratio at 52% that results in a regulatory common equity ratio of 57.46%. The primary difference between the financial and the regulatory common equity ratio relates to certain off-balance sheet obligations, primarily purchased power obligations, considered by the PSCW in establishing the financial common equity target. Each of these limitations may be modified by a future order of the PSCW. Our right to receive dividends on the common stock of WPSC is also subject to the prior rights of WPSC's preferred shareholders and to provisions in WPSC's restated articles of incorporation which limit the amount of common stock dividends which WPSC may pay if its common stock and common stock surplus accounts constitute less than 25% of its total capitalization. These limitations are not expected to limit any dividend payments in the foreseeable future. At December 31, 2007, WPSC had $335.9 million of retained earnings available for the payment of dividends.

UPPCO's indentures relating to its first mortgage bonds contain certain limitations on the payment of cash dividends on its common stock, which is held solely by Integrys Energy Group. Under the most restrictive of these provisions, $26.1 million of retained earnings were available at December 31, 2007, for the payment of common stock cash dividends by UPPCO.

For the year ended December 31, 2007, PEC, MGUC, MERC, and Integrys Energy Services have not made any dividend payments. These companies do not have any dividend restrictions.

At December 31, 2007, Integrys Energy Group had $680.4 million of retained earnings available for the payment of dividends. Integrys Energy Group does not have any dividend restrictions.

Earnings Per Share

Basic earnings per share are computed by dividing income available for common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share are computed by dividing income available for common shareholders by the weighted average number of shares of common stock outstanding during the period adjusted for the exercise and/or conversion of all potentially dilutive securities. Such dilutive items include in-the-money stock options, performance stock rights, and shares related to the forward equity transaction discussed above. The calculation of diluted earnings per share for the years shown below excludes some insignificant stock option and performance stock rights that had an anti-dilutive effect. The following table reconciles the computation of basic and diluted earnings per share:

(Millions, except per share amounts)	2007	2006	2005
Numerator:			
Income from continuing operations	**$181.1**	$151.6	$150.6
Discontinued operations, net of tax	**73.3**	7.3	11.5
Cumulative effect of change in accounting principles, net of tax	**-**	–	(1.6)
Preferred stock dividends declared	**(3.1)**	(3.1)	(3.1)
Net earnings available for common shareholders	**$251.3**	$155.8	$157.4
Denominator:			
Average shares of common stock outstanding – basic	**71.6**	42.3	38.3
Effect of dilutive securities			
Stock options	**0.2**	0.1	0.4
Average shares of common stock outstanding – diluted	**71.8**	42.4	38.7
Net earnings per share of common stock			
Basic	**$3.51**	$3.68	$4.11
Diluted	**3.50**	3.67	4.07

NOTE 22—STOCK-BASED COMPENSATION

In May 2007, Integrys Energy Group's shareholders approved the 2007 Omnibus Incentive Compensation Plan (2007 Omnibus Plan). Under the provisions of the 2007 Omnibus Plan, the number of shares of stock that may be issued in satisfaction of plan awards may not exceed 3,500,000, and no more than 1,500,000 shares of stock can be granted as performance shares or restricted stock. No additional awards will be issued under prior plans, although the plans will continue to exist for purposes of the existing outstanding stock-based compensation. At December 31, 2007, stock options, performance stock rights, restricted shares, and stock appreciation rights were outstanding under the various plans.

Stock Options

Under the provisions of the 2007 Omnibus Plan, no single employee who is the chief executive officer of Integrys Energy Group or any of the other four highest compensated officers of Integrys Energy Group and its subsidiaries can be granted options for more than 1,000,000 shares during any calendar year. No stock options will have a term longer than ten years. The exercise price of each stock option is equal to the fair market value of the stock on the date the stock option is granted. One-fourth of the stock options granted vest and become exercisable each year on the anniversary of the grant date.

The fair values of stock option awards granted in May 2007 and December 2006 were estimated using a binomial lattice model. The expected term of option awards is calculated based on historical exercise behavior and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate is based on the U.S. Treasury yield curve. The expected dividend yield incorporates the post-merger dividend rate as well as historical dividend increase patterns. Integrys Energy Group's expected stock price volatility was estimated using the 10-year historical volatility.

The fair values of stock option awards granted in December 2005 were estimated using the Black-Scholes option-pricing model. The following table shows the weighted-average fair values along with the assumptions incorporated into the models:

	2007	2006	2005
Weighted-average fair value	**$7.80**	$6.04	$4.40
Expected term	**7 years**	6 years	6 years
Risk-free interest rate	**4.65%**	4.42%	4.38%
Expected dividend yield	**4.50%**	4.90%	4.73%
Expected volatility	**17%**	17%	12%

Total pre-tax compensation cost recognized for stock options during the years ended December 31, 2007, and 2006, was $1.8 million and $1.8 million, respectively. No compensation cost was recognized for stock options in 2005, as Integrys Energy Group did not adopt the fair value recognition provisions of SFAS No. 123(R), "Share-Based Payment," until January 1, 2006. The total compensation cost capitalized in 2007 and 2006 was immaterial. As of December 31, 2007, $1.9 million of total pre-tax compensation cost related to unvested and outstanding stock options is expected to be recognized over a weighted-average period of 2.9 years.

Cash received from option exercises during the years ended December 31, 2007, 2006, and 2005, was $14.0 million, $1.9 million, and $5.9 million, respectively. The tax benefit realized from these option exercises was $2.3 million in 2007, immaterial in 2006, and $1.3 million in 2005.

A summary of stock option activity for the year ended December 31, 2007, and the number of outstanding and exercisable stock options at December 31, 2007, is presented below:

	Stock Options	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Life *(in Years)*	Aggregate Intrinsic Value *(Millions)*
Outstanding at December 31, 2006	1,968,625	$45.53		
Converted options from merger	**377,833**	**46.46**		
Granted	**240,130**	**58.65**		
Exercised	**355,611**	**39.33**		**$ 4.4**
Forfeited	**1,036**	**46.78**		**–**
Expired	**13,942**	**47.07**		**0.1**
Outstanding at December 31, 2007	**2,215,999**	**$47.81**	**6.66**	**$11.6**
Exercisable at December 31, 2007	**1,482,106**	**$44.43**	**5.68**	**$11.4**

On February 21, 2007, all of PEC's then outstanding stock options were converted into 377,833 Integrys Energy Group stock options based on the exchange ratio of 0.825. These options were fully vested prior to the merger date.

During the years ended December 31, 2006, and 2005, the intrinsic value of options exercised totaled $0.9 million and $3.3 million, respectively.

The aggregate intrinsic value for outstanding and exercisable options in the above table represents the total pre-tax intrinsic value that would have been received by the option holders had they all exercised their options at December 31, 2007. This is calculated as the difference between Integrys Energy Group's closing stock price on December 31, 2007, and the option exercise price, multiplied by the number of in-the-money stock options.

Performance Stock Rights

Performance stock rights vest over a three-year performance period and are paid out in shares of Integrys Energy Group's common stock. No single employee who is the chief executive officer of Integrys Energy Group or any of the other four highest compensated officers of Integrys Energy Group and its subsidiaries can receive a payout in excess of 250,000 performance shares during any calendar year. The number of shares paid out is calculated by multiplying a performance percentage by the number of outstanding stock rights at the completion of the vesting period. The performance percentage is based on the total shareholder return of Integrys Energy Group's common stock relative to the total shareholder return of a peer group of companies. The payout may range from 0% to 200% of target.

The fair value of performance stock right awards granted in December 2005 was estimated using Integrys Energy Group's common stock price on the date of grant, less the present value of expected dividends over the three-year vesting period, assuming a payout of 100% of target. The fair values of performance stock rights granted in May 2007 and December 2006 were estimated using a Monte Carlo valuation model, incorporating the assumptions in the table on the next page. The risk-free interest rate is based on the U.S. Treasury yield curve. The expected dividend yield incorporates the post-merger dividend rate as well as historical dividend increase patterns. The expected volatility was estimated using three years of historical data.

	2007	2006
Expected term	3 years	3 years
Risk-free interest rate	4.71%	4.74%
Expected dividend yield	4.50%	4.90%
Expected volatility	14.50%	14.40%

Pre-tax compensation cost recorded for performance stock rights for the years ended December 31, 2007, 2006, and 2005, was $3.5 million, $2.8 million, and $3.4 million, respectively. The total compensation cost capitalized during these same years was immaterial. As of December 31, 2007, $2.3 million of total pre-tax compensation cost related to unvested and outstanding performance stock rights is expected to be recognized over a weighted-average period of 1.7 years.

A summary of the activity related to performance stock rights for the year ended December 31, 2007, is presented below:

	Performance Stock Rights	Weighted-Average Grant Date Fair Value
Outstanding at December 31, 2006	215,568	$45.58
Granted	40,590	52.12
Forfeited	38,700	39.14
Outstanding at December 31, 2007	**217,458**	**$47.94**

No performance shares were distributed during the year ended December 31, 2007.

Restricted Shares

In December 2006, May 2007, and September 2007, a portion of the long-term incentive was awarded in the form of restricted shares. Most of these shares have a four-year vesting period, with 25% of each award vesting on each anniversary of the grant date. During the vesting period, award recipients have voting rights and are entitled to dividends in the same manner as other common shareholders. Restricted shares have a value equal to the fair market value of the shares on the grant date. Total pre-tax compensation cost recognized for restricted shares was $1.4 million during the year ended December 31, 2007, and immaterial for the year ended December 31, 2006. The total compensation cost capitalized in 2007 and 2006 was immaterial. As of December 31, 2007, $3.8 million of total pre-tax compensation cost related to these awards is expected to be recognized over a weighted-average period of 3.1 years.

A summary of the activity related to restricted shares for the year ended December 31, 2007, is presented below:

	Restricted Shares	Weighted-Average Grant Date Fair Value
Outstanding at December 31, 2006	71,424	$52.73
Granted	50,530	56.77
Vested	17,177	52.73
Forfeited	3,632	54.25
Outstanding at December 31, 2007	**101,145**	**$54.70**

Stock Appreciation Rights

On February 21, 2007, all of PEC's then outstanding stock appreciation rights were converted into 14,021 Integrys Energy Group stock appreciation rights. The fair value of the stock appreciation rights is estimated with a Black-Scholes model and was not significant at December 31, 2007. No stock appreciation rights were issued during the year ended December 31, 2007.

NOTE 23—REGULATORY ENVIRONMENT

Wisconsin

On February 11, 2008, WPSC filed with the PSCW to reopen its 2008 fuel filing, requesting an increase in retail rates. The increase is intended to recover $13.4 million of additional fuel and related costs in 2008. The increase in costs is due to a later start-up of the Weston 4 unit, increased coal and coal transportation costs, and increased natural gas costs. The rate increase is anticipated to go into effect March 3, 2008, subject to refund based on an audit of the fuel filing.

On October 6, 2007, Weston 3, a 321.6-megawatt base load coal-fired generating facility located near Wausau, Wisconsin, sustained damage from a major lightning strike that forced the facility out of service until January 14, 2008. The damage required the repair of the generator rotor, the turbine rotors, and the boiler feed pumps. WPSC incurred approximately $7 million of incremental pre-tax non-fuel operating and maintenance expenditures through December 31, 2007, to repair and return Weston 3 to service. WPSC has insurance in place that is expected to cover all equipment damage costs, less a $1.0 million deductible. WPSC was granted approval from the PSCW to defer the costs, net of insurance recoveries, for recovery in a future rate proceeding. WPSC also incurred a total of $21.7 million of incremental pre-tax fuel and purchased power costs through December 31, 2007, and a total of approximately $24 million during the entire 14-week outage. WPSC filed a request with the PSCW to defer the replacement purchased power costs for the Wisconsin retail portion of these costs and was granted approval retroactive to October 6, 2007. It is anticipated that WPSC will recover replacement purchased power costs for the Michigan retail portion of these costs through the annual power supply cost recovery mechanism.

Assuming favorable outcomes for the recovery of deferred replacement purchased power and non-fuel operating and maintenance expenses, WPSC does not expect this incident to have a material impact on future earnings.

The PSCW approved the merger with PEC as of February 16, 2007. The merger approval order contains the following conditions:

- WPSC will not have a base rate increase for natural gas or electric service prior to January 1, 2009. WPSC was allowed to adjust rates for changes in purchased power costs as well as fuel costs related to electric generation due to changes in the NYMEX natural gas futures prices, coal prices, and transportation costs for coal. WPSC made this fuel and purchased power cost filing on August 14, 2007, requesting an increase of $33.3 million (3.6%). The August 14, 2007, fuel and purchased power cost filing included recovery of the increased electric transmission costs and recovery of deferred MISO Day 2 costs over three years. The PSCW granted a proposed increase effective January 16, 2008, which reflected updated fuel and purchased power cost information. The final rate order issued on January 15, 2008, allowed for a $23.0 million (2.5%) retail electric rate increase and included recovery of deferred 2005 and 2006 MISO Day 2 costs over a one-year period and increased transmission costs.

- WPSC was required to seek approval for the formation of a service company within 120 days of the closing of the merger. On June 8, 2007, Integrys Energy Group and its regulated utilities filed applications with the ICC, PSCW, MPUC, and MPSC seeking the necessary regulatory approvals or waivers associated with the formation and operation of the service company. All required regulatory approvals were received and Integrys Business Support, LLC became an operational centralized service company on January 1, 2008.

- WPSC will not recover merger related transaction costs. Recovery of merger related transition costs in 2009 and later years will be limited to the verified synergy savings in those years.

- WPSC will hold ratepayers harmless from any increase in interest and preferred stock costs attributable to nonutility activities, provided that the authorized capital structure is consistent with the authorized costs.

- WPSC will not pay dividends to Integrys Energy Group in an amount greater than 103% of the prior year's dividend.

On January 11, 2007, the PSCW issued a final written order authorizing a retail electric rate increase of $56.7 million (6.61%) and a retail natural gas rate increase of $18.9 million (3.77%), effective January 12, 2007. The 2007 rates reflect a 10.9% return on common equity. The PSCW also approved a common equity ratio of 57.46% in its regulatory capital structure. The 2007 retail electric rate increase was required primarily because of increased costs associated with electric transmission, costs related to the construction of Weston 4 and the additional personnel to maintain and operate the plant, and costs to maintain the Weston 3 generation unit and the De Pere Energy Center. The 2007 retail natural gas rate increase was driven by infrastructure improvements necessary to ensure the reliability of the natural gas distribution system and costs associated with the remediation of former manufactured gas plant sites.

In 2006, WPSC filed an agreement with the PSCW to refund a portion of the difference between the projected fuel costs in the 2006 Wisconsin retail rate case and actual fuel costs incurred from January 2006 through March 2006, as well as the projected fuel savings in April through June 2006. In March 2007, the PSCW approved a refund to WPSC retail electric customers of $14.5 million. This refund had been accrued at December 31, 2006. The refund resulted in a credit to customers' bills over the period mid-March through mid-April. At December 31, 2007, a regulatory liability of $1.9 million remained to be refunded to customers in 2008, and was included in the final order for the fuel filing and in the 2008 rate increase described previously.

On December 22, 2005, the PSCW issued a final written order authorizing a retail electric rate increase of $79.9 million (10.1%) and a retail natural gas increase of $7.2 million (1.1%), effective January 1, 2006. The 2006 rates reflect an 11.0% return on common equity. The PSCW also approved a common equity ratio of 59.7% in its regulatory capital structure. The 2006 retail electric rate increase was required primarily because of higher fuel and purchased power costs (including costs associated with the Fox Energy Center power purchase agreement), and also for costs related to the construction of Weston 4, higher transmission expenses, and recovery of a portion of the costs related to the 2005 Kewaunee outage. Partially offsetting the items discussed above, retail electric rates were lowered to reflect a refund to customers of the proceeds received from the liquidation of the nonqualified decommissioning trust fund as a result of the sale of Kewaunee (discussed below). The 2006 retail natural gas rate increase was driven by infrastructure improvements necessary to ensure the reliability of the natural gas distribution system.

WPSC received $127.1 million of proceeds from the liquidation of the Kewaunee nonqualified decommissioning trust fund in 2005, to be refunded to customers in the following manner:

- The PSCW ruled that WPSC's Wisconsin customers were entitled to be refunded approximately 85% of the proceeds over a two-year period beginning on January 1, 2006.

- The MPSC ruled that WPSC's Michigan customers were entitled to be refunded approximately 2% of the proceeds over a 60-month period, beginning in the third quarter of 2005. Subsequently, the MPSC issued an order authorizing WPSC to amortize the approximately $2 million remaining balance of the refund simultaneously with the amortization of approximately $2 million of the 2005 power supply under collections from January 2007 through July 2010.

- The FERC ruled that WPSC's wholesale customers were entitled to be refunded the remaining 13% of the proceeds. A refund of approximately $3 million was made to one customer in the second quarter of 2006, which was offset by approximately $1 million related to both the loss WPSC recorded on the sale of Kewaunee and costs incurred related to the 2005 Kewaunee outage. Pursuant to the FERC order settlement received on August 14, 2007, WPSC completed lump-sum payments to the remaining FERC customers of approximately $16 million (including interest), representing their contributions to the nonqualified decommissioning trust fund during the period in which they received service from WPSC. The settlement would also require these FERC customers to make two separate lump-sum payments to WPSC with respect to the loss from the sale of Kewaunee and the 2005 Kewaunee power outage. Payments made to WPSC total approximately $1 million and $8 million, respectively, and were netted against the $16 million refund due to these customers.

At December 31, 2007, WPSC had recorded a $1.3 million regulatory liability representing the amount of proceeds received from the liquidation of the nonqualified decommissioning trust fund remaining to be refunded in 2008.

The PSCW disallowed recovery of 50% of the 2005 loss on the sale of Kewaunee. The entire loss had previously been approved for deferral, resulting in WPSC writing off $6.1 million of the regulatory asset previously recorded. WPSC petitioned the PSCW for rehearing on this matter; however, the request for rehearing was denied and this decision is now final.

On February 20, 2005, Kewaunee was temporarily removed from service after a potential design weakness was identified in its auxiliary feedwater system. In WPSC's 2006 rate case, the PSCW determined that it was reasonable for WPSC to recover all deferred costs related to the 2005 Kewaunee forced outage over a five-year period, beginning on January 1, 2006. At December 31, 2007, $29.3 million was left to be collected from ratepayers and remained recorded as a regulatory asset related to this outage.

In 2005, WPSC received notification from its coal transportation suppliers that extensive maintenance was required on the railroad tracks that lead into and out of the Powder River Basin. During the maintenance efforts, WPSC received approximately 87% of the expected coal deliveries. WPSC took steps to conserve coal usage and secured alternative coal supplies at its affected generation facilities during that time. The PSCW approved WPSC's request for deferred treatment of the incremental fuel costs resulting from the coal supply issues. As of December 31, 2007, $3.0 million was deferred related to this matter. These costs were addressed in WPSC's 2007 retail electric rate case and will be recoverable in 2008.

Michigan

On December 4, 2007, the MPSC issued a final written order authorizing a retail electric rates increase of $0.6 million, effective December 5, 2007. WPSC's last retail electric rate increase in Michigan was effective in July 2003. The 2008 rates reflect a 10.6% return on common equity. The MPSC also approved a common equity ratio of 56.4% in its regulatory capital structure. The 2008 retail electric rate increase was required because of increased costs primarily related to the construction of Weston 4 and the costs to maintain and operate the plant, a decrease in industrial load, and inflation since July 2003. As approved by the MPSC, effective December 5, 2007, WPSC also began recovering the capacity payments related to its power purchase agreement with Dominion Energy Kewaunee, LLC through the power supply cost recovery mechanism.

On June 27, 2006, the MPSC issued a final written order authorizing a retail electric rate increase for UPPCO that reflects a 10.75% return on common equity and a common equity ratio of 54.9% in its regulatory capital structure. The increased retail electric rate does not reflect the recovery by UPPCO of any deferred costs associated with the Silver Lake incident, which will be addressed in a future rate proceeding.

Illinois

On March 9, 2007, PGL and NSG filed requests with the ICC to increase natural gas rates on an annualized basis for PGL and NSG by $102.5 million and $6.3 million, respectively, for 2008. Both the PGL and NSG filings included an 11.06% return on common equity and a common equity ratio of 56% in their regulatory capital structure. In addition, PGL and NSG proposed the following "riders" that would allow changes in costs to be passed through between rate cases. Other than the infrastructure rider, which was a mechanism to recover the return on, and return of, capital investment in excess of historical capital investment associated with accelerating the replacement of cast iron mains and only applied to PGL, the riders that applied to both PGL and NSG were:

- a "decoupling" mechanism that would allow PGL and NSG to adjust rates going forward to recover or refund the difference between actual recovered non-gas costs recovered in revenue and authorized non-gas costs;
- a mechanism to recover the natural gas cost portion of uncollectible expense based on current natural gas prices; and
- a mechanism to recover $6.4 million and $1.1 million of energy efficiency costs for PGL and NSG, respectively, under a program to be approved by the ICC.

On February 5, 2008, the ICC issued a final written order authorizing a rate increase of $71.2 million for PGL, which includes a return on common equity of 10.19% and a common equity ratio of 56% in its regulatory capital structure, and a rate decrease of $0.2 million for NSG, which includes a return on common equity of 9.99% and a common equity ratio of 56% in its regulatory capital structure. The order includes approval of the decoupling mechanism as a four-year pilot and the energy efficiency mechanism for both PGL and NSG. The infrastructure mechanism (proposed by PGL) and the uncollectible expense mechanism (proposed by both PGL and NSG) were not approved. PGL and NSG filed tariffs in compliance with the order on February 8, 2008, and the new rates went into effect on February 14, 2008. A rehearing request, which is a prerequisite for any party wishing to appeal the order, is due 30 days after service of the order.

The PEC merger was effective February 21, 2007. PGL and NSG are wholly owned by PEC. On February 7, 2007, the ICC approved the PEC merger by accepting an agreed upon order among the active parties to the merger case. The order included Conditions of Approval regarding commitments by the applicants to:

- provide certain reports,
- perform studies of the PGL natural gas system,
- promote and hire a limited number of union employees in specific areas,
- make no reorganization-related layoffs or position reductions within the PGL union workforce,
- maintain both the PGL and NSG operation and maintenance and capital budgets at recent levels,
- file a plan for formation and implementation of a service company,
- accept certain limits on the merger-related costs that can be recovered from ratepayers, and
- not seek cost recovery for any increase in deferred tax assets that may result from the tax treatment of the PGL and NSG storage natural gas inventory in connection with closing the merger.

The Conditions of Approval also included commitments with respect to the recently completed rate cases of PGL and NSG. These are the inclusion of merger synergy savings of $11.4 million at PGL and $1.6 million at NSG in the proposed test year, the recovery of $6.2 million at PGL and $0.8 million at NSG of the merger-related costs in the test year (reflecting recovery of $30.9 million at PGL and $4.2 million at NSG of costs over 5 years), proposing a combined PGL and NSG $7.5 million energy efficiency program which was contingent on receiving cost recovery in the rate case orders, and filing certain changes to the small volume transportation service programs. Finally, the order provides authority for PGL and NSG to recover from ratepayers in a future rate case up to an additional $9.9 million of combined merger costs, for a maximum potential recovery of $44.9 million. PGL and NSG must demonstrate in the future that merger synergy savings realized have exceeded the merger costs. As of December 31, 2007, the regulatory asset balance representing merger costs to be recovered totaled $12.8 million at PGL and $1.7 million at NSG.

Federal

Through a series of orders issued by the FERC, Regional Through and Out Rates for transmission service between the MISO and the Pennsylvania, New Jersey, Maryland Interconnection were eliminated effective December 1, 2004. To compensate transmission owners for the revenue they will no longer receive due to this rate elimination, the FERC ordered a transitional pricing mechanism called the Seams Elimination Charge Adjustment (SECA) to be put into place. Load-serving entities paid these SECA charges during a 16-month transition period from December 1, 2004, through March 31, 2006.

For the 16-month transitional period, Integrys Energy Services received billings of $19.2 million (pre-tax) for these charges. Integrys Energy Services expensed $14.7 million of the $19.2 million, as it is probable that Integrys Energy Services' total exposure will be reduced by at least $4.5 million due to inconsistencies between the FERC's SECA order and the transmission owners' compliance filings. Integrys Energy Services anticipates settling a portion of its SECA matters through vendor negotiations in 2008. Integrys Energy Services has reached settlement agreements with three of its vendors for a combined $1.6 million.

In August 2006, the administrative law judge hearing the case issued an Initial Decision that was in agreement with all of Integrys Energy Services' positions. If the Final Order, which is expected some time in 2008, is consistent with the Initial Decision of the administrative law judge, Integrys Energy Services' exposure of $19.2 million may be reduced by as much as $13 million (pre-tax). The Final FERC Order is subject to rehearing and then court challenges. Any refunds to Integrys Energy Services will include interest for the period from payment to refund. Since SECA is a transition charge that ended on March 31, 2006, it does not directly impact Integrys Energy Services' long-term competitiveness because the only unresolved issue is the final FERC Order and pending refund.

The SECA is also an issue for WPSC and UPPCO. It is anticipated that most of the SECA rate charges incurred by WPSC and UPPCO and any refunds will be passed on to customers through rates, and thus, will not have a material effect on the financial position or results of operations of WPSC or UPPCO.

NOTE 24—SEGMENTS OF BUSINESS

SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," requires that companies disclose segment information based on how management makes decisions about allocating resources to segments and measuring their performance.

Integrys Energy Group manages its reportable segments separately due to their different operating and regulatory environments. At December 31, 2007, Integrys Energy Group reported five segments, which are described below.

- The two regulated segments include the regulated electric utility operations of WPSC and UPPCO, and the regulated natural gas utility operations of WPSC, MGUC, MERC, PGL, and NSG. PEC's regulated natural gas utility operations (PGL and NSG) were included in results of operations since the merger date.
- Integrys Energy Services is a diversified nonregulated energy supply and services company serving residential, commercial, industrial, and wholesale customers in developed competitive markets in the United States and Canada.
- The nonregulated oil and natural gas production segment includes the results of PEP, which were reported as discontinued operations. PEP engages in the acquisition, development and production of oil and natural gas reserves in selected onshore basins in the United States through direct ownership in oil, natural gas, and mineral leases. In September 2007, Integrys Energy Group completed the sale of PEP.
- The Holding Company and Other segment, another nonregulated segment, includes the operations of the Integrys Energy Group holding company and the PEC holding company, along with any nonutility activities at WPSC, MGUC, MERC, UPPCO, PGL, and NSG. Equity earnings from our investments in ATC, WRPC, and Guardian Pipeline, LLC (prior to its sale in 2006) are included in the Holding Company and Other segment.

The tables below present information for the respective years pertaining to our operations segmented by lines of business.

	Regulated Utilities			Nonutility and Nonregulated Operations				
2007 *(Millions)*	**Electric Utility** [1]	**Natural Gas Utility** [1]	**Total Utility** [1]	**Integrys Energy Services**	**Oil and Natural Gas Production**	**Holding Company and Other** [2]	**Reconciling Eliminations**	**Integrys Energy Group Consolidated**
Income Statement								
External revenues	$1,202.9	$2,102.5	$3,305.4	$6,975.7	$ -	$ 11.3	$ -	$10,292.4
Intersegment revenues	43.2	1.2	44.4	4.0	-	1.2	(49.6)	-
Depreciation and amortization expense	80.1	97.7	177.8	14.4	-	2.9	-	195.1
Miscellaneous income (expense)	8.3	5.5	13.8	(0.3)	0.1	81.4 [3]	(30.9)	64.1
Interest expense	32.4	53.4	85.8	13.5	2.4	93.7	(30.9)	164.5
Provision (benefit) for income taxes	51.5	14.5	66.0	26.3	(1.0)	(5.3)	-	86.0
Income (loss) from continuing operations	89.6	29.6	119.2	83.2	(2.5)	(18.8)	-	181.1
Discontinued operations	-	-	-	14.8	58.5	-	-	73.3
Preferred stock dividends of subsidiary	2.2	0.9	3.1	-	-	-	-	3.1
Income (loss) available for common shareholders	87.4	28.7	116.1	98.0	56.0	(18.8)	-	251.3
Total assets	2,470.8	4,777.8	7,248.6	3,150.6	-	1,911.4	(1,076.2)	11,234.4
Cash expenditures for long-lived assets	202.6	158.8	361.4	20.5	-	10.7	-	392.6

[1] *Includes only utility operations.*
[2] *Nonutility operations are included in the Holding Company and Other column.*
[3] *Other miscellaneous income includes $52.3 million of pre-tax income from equity method investments.*

2006 (Millions)	Regulated Utilities: Electric Utility [1]	Regulated Utilities: Natural Gas Utility [1]	Regulated Utilities: Total Utility [1]	Nonutility and Nonregulated Operations: Integrys Energy Services	Nonutility and Nonregulated Operations: Holding Company and Other [2]	Reconciling Eliminations	Integrys Energy Group Consolidated
Income Statement							
External revenues	$1,057.9	$676.1	$1,734.0	$5,151.8	$ 4.9	$ –	$6,890.7
Intersegment revenues	41.5	0.8	42.3	7.3	1.2	(50.8)	–
Depreciation and amortization expense	78.5	32.7	111.2	9.4	0.7	–	121.3
Miscellaneous income (expense)	3.2	1.0	4.2	(11.4)	66.0 [3]	(16.0)	42.8
Interest expense	30.0	18.1	48.1	15.4	51.7	(16.0)	99.2
Provision (benefit) for income taxes	48.6	1.5	50.1	(5.0)	(0.1)	–	45.0
Income (loss) from continuing operations	87.6	(1.3)	86.3	65.0	0.3	–	151.6
Discontinued operations	–	–	–	7.3	–	–	7.3
Preferred stock dividends of subsidiary	2.1	1.0	3.1	–	–	–	3.1
Income (loss) available for common shareholders	85.5	(2.3)	83.2	72.3	0.3	–	155.8
Total assets	2,368.0	1,483.9	3,851.9	2,736.7	741.5	(468.4)	6,861.7
Cash expenditures for long-lived assets	282.1	54.6	336.7	5.5	(0.2)	–	342.0

[1] *Includes only utility operations.*
[2] *Nonutility operations are included in the Holding Company and Other column.*
[3] *Other miscellaneous income includes $42.2 million of pre-tax income from equity method investments.*

2005 (Millions)	Regulated Utilities: Electric Utility [1]	Regulated Utilities: Natural Gas Utility [1]	Regulated Utilities: Total Utility [1]	Nonutility and Nonregulated Operations: Integrys Energy Services	Nonutility and Nonregulated Operations: Holding Company and Other [2]	Reconciling Eliminations	Integrys Energy Group Consolidated
Income Statement							
External revenues	$1,003.6	$520.6	$1,524.2	$5,301.3	$ –	$ –	$6,852.5
Intersegment revenues	33.5	1.4	34.9	13.6	1.1	(49.6)	–
Depreciation and amortization expense	120.4	19.5	139.9	9.5	0.3	–	149.7
Miscellaneous income (expense)	52.0	0.7	52.7	(0.8)	41.4 [3]	(4.5)	88.8
Interest expense	27.1	8.7	35.8	4.4	26.3	(4.5)	62.0
Provision (benefit) for income taxes	37.0	7.3	44.3	(2.4)	(2.3)	–	39.6
Income from continuing operations	66.2	14.3	80.5	64.2	5.9	–	150.6
Discontinued operations	–	–	–	11.5	–	–	11.5
Cumulative effect of change in accounting principle	–	–	–	(1.6)	–	–	(1.6)
Preferred stock dividends of subsidiary	2.0	1.1	3.1	–	–	–	3.1
Income available for common shareholders	64.2	13.2	77.4	74.1	5.9	–	157.4
Cash expenditures for long-lived assets	373.9	36.4	410.3	2.7	0.9	–	413.9

[1] *Includes only utility operations.*
[2] *Nonutility operations are included in the Holding Company and Other column.*
[3] *Other miscellaneous income includes $31.8 million of pre-tax income from equity method investments.*

Geographic Information (Millions)	2007 Revenues	2007 Long-Lived Assets	2006 Revenues	2006 Long-Lived Assets	2005 Revenues
United States	**$ 8,066.5**	**$7,028.5**	$4,908.5	$3,605.1	$4,659.8
Canada *	**2,225.9**	**20.3**	1,982.2	21.0	2,165.7
Total	**$10,292.4**	**$7,048.8**	$6,890.7	$3,626.1	$6,825.5

* *Revenues and assets of Canadian subsidiaries.*

NOTE 25—QUARTERLY FINANCIAL INFORMATION (Unaudited)

	Three Months Ended				
			2007		
(Millions, except for share amounts)	March	June	September	December	Total
Operating revenues	$2,746.6	$2,361.7	$2,122.5	$3,061.6	$10,292.4
Operating income (loss)	183.1	(33.9)	54.1	164.1	367.4
Income (loss) from continuing operations	117.2	(39.6)	11.6	91.9	181.1
Discontinued operations, net of tax	23.0	24.0	32.3	(6.0)	73.3
Preferred stock dividends of subsidiary	0.8	0.8	0.7	0.8	3.1
Income (loss) available for common shareholders	139.4	(16.4)	43.2	85.1	251.3
Average number of shares of common stock (basic)	57.5	76.0	76.2	76.5	71.6
Average number of shares of common stock (diluted)	57.8	76.0	76.5	76.6	71.8
Earnings (loss) per common share (basic) *					
Income (loss) from continuing operations	$2.02	$(0.53)	$0.14	$1.19	$2.49
Discontinued operations	0.40	0.31	0.43	(0.08)	1.02
Earnings (loss) per common share (basic)	2.42	(0.22)	0.57	1.11	3.51
Earnings (loss) per common share (diluted) *					
Income (loss) from continuing operations	2.01	(0.53)	0.14	1.19	2.48
Discontinued operations	0.40	0.31	0.42	(0.08)	1.02
Earnings (loss) per common share (diluted)	2.41	(0.22)	0.56	1.11	3.50

* *Earnings per share for the individual quarters do not total the year ended earnings per share amount because of changes to the average number of shares outstanding and changes in incremental issuable shares throughout the year.*

	Three Months Ended				
			2006		
(Millions, except for share amounts)	March	June	September	December	Total
Operating revenues	$1,995.7	$1,475.3	$1,555.1	$1,864.6	$6,890.7
Operating income	95.1	67.6	44.4	42.1	249.2
Income from continuing operations	59.3	41.9	28.0	22.4	151.6
Discontinued operations, net of tax	1.6	(6.2)	12.2	(0.3)	7.3
Preferred stock dividends of subsidiary	0.8	0.8	0.7	0.8	3.1
Income available for common shareholders	60.1	34.9	39.5	21.3	155.8
Average number of shares of common stock (basic)	40.3	42.2	43.3	43.5	42.3
Average number of shares of common stock (diluted)	40.6	42.2	43.4	43.6	42.4
Earnings (loss) per common share (basic) *					
Income from continuing operations	$1.45	$0.97	$0.63	$0.50	$3.51
Discontinued operations	0.04	(0.14)	0.28	(0.01)	0.17
Earnings per common share (basic)	1.49	0.83	0.91	0.49	3.68
Earnings (loss) per common share (diluted) *					
Income from continuing operations	1.44	0.97	0.63	0.50	3.50
Discontinued operations	0.04	(0.14)	0.28	(0.01)	0.17
Earnings per common share (diluted)	1.48	0.83	0.91	0.49	3.67

* *Earnings per share for the individual quarters do not total the year ended earnings per share amount because of changes to the average number of shares outstanding and changes in incremental issuable shares throughout the year.*

Because of various factors, the quarterly results of operations are not necessarily comparable.

Deloitte.

To the Board of Directors and Shareholders of Integrys Energy Group, Inc.:

We have audited the accompanying consolidated balance sheets of Integrys Energy Group, Inc. and subsidiaries (the "Company") as of December 31, 2007, and 2006, and the related consolidated statements of income, common shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Integrys Energy Group, Inc. and subsidiaries as of December 31, 2007, and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 19 to the consolidated financial statements, at December 31, 2006, the Company adopted Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)."

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2008, expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte & Touche LLP

Milwaukee, Wisconsin
February 27, 2008

Financial and Other Statistics

As of or for Year Ended December 31 *(Millions, except per share amounts, stock price, return on average equity, and number of shareholders and employees)*	2007 [1]	2006 [2]	2005	2004	2003
Total revenues	**$10,292.4**	$6,890.7	$6,825.5	$4,876.1	$4,309.8
Income from continuing operations	**181.1**	151.6	150.6	156.6	110.7
Income available for common shareholders	**251.3**	155.8	157.4	139.7	94.7
Total assets	**11,234.4**	6,861.7	5,462.5	4,376.8	4,292.3
Preferred stock of subsidiaries	**51.1**	51.1	51.1	51.1	51.1
Long-term debt (excluding current portion)	**2,265.1**	1,287.2	867.1	865.7	871.9
Shares of common stock (less treasury stock and shares in deferred compensation trust)					
Outstanding	**76.0**	43.1	39.8	37.3	36.6
Average	**71.6**	42.3	38.3	37.4	33.0
Earnings per common share (basic)					
Income from continuing operations	**$2.49**	$3.51	$3.85	$4.10	$3.26
Earnings per common share	**3.51**	3.68	4.11	3.74	2.87
Earnings per common share (diluted)					
Income from continuing operations	**2.48**	3.50	3.81	4.08	3.24
Earnings per common share	**3.50**	3.67	4.07	3.72	2.85
Dividend per share of common stock	**2.56**	2.28	2.24	2.20	2.16
Stock price at year-end	**$51.69**	$54.03	$55.31	$49.96	$46.23
Book value per share	**$42.58**	$35.61	$32.76	$29.30	$27.40
Return on average equity	**8.5%**	10.6%	13.6%	13.5%	11.5%
Number of common stock shareholders	**35,212**	19,837	20,701	21,358	22,172
Number of employees	**5,231**	3,326	2,945	3,048	3,080

[1] Includes the impact of the Peoples Energy Corporation merger on February 21, 2007.

[2] Includes the impact of the acquisition of natural gas distribution operations from Aquila by Michigan Gas Utilities Corporation on April 1, 2006, and Minnesota Energy Resources Corporation on July 1, 2006.

Board of Directors*

Keith E. Bailey
Age 65 ■ Tulsa, Oklahoma
Former Chairman and Chief Executive Officer – The Williams Companies, Inc.
(Director since 2005) ■ Financial Committee

Richard A. Bemis
Age 66 ■ Sheboygan Falls, Wisconsin
Co-chairman of the Board of Directors – Bemis Manufacturing Company
(Director since 1983) ■ Compensation Committee ■ Environmental Committee

James R. Boris
Age 63 ■ Chicago, Illinois
Former Chairman and Chief Executive Officer – Everen Capital Corporation and Everen Securities, Inc. (formerly Kemper Securities, Inc.)
(Director since 1999) ■ Non-Executive Chairman

William J. Brodsky
Age 64 ■ Chicago, Illinois
Chairman and Chief Executive Officer – The Chicago Board Options Exchange
(Director since 1997) ■ Compensation Committee

Albert J. Budney, Jr.
Age 60 ■ Dover, Massachusetts
Former President – Niagara Mohawk Holdings, Inc. and Niagara Mohawk Power Corporation
(Director since 2002) ■ Governance Committee *(Chair)*

Pastora San Juan Cafferty
Age 67 ■ Chicago, Illinois
Professor emerita – University of Chicago
(Director since 1988) ■ Governance Committee

Ellen Carnahan
Age 52 ■ Chicago, Illinois
Managing Director – Seyen Capital Management LLC
Managing Director – William Blair Capital Management, LLC
(Director since 2003) ■ Audit Committee

Diana S. Ferguson
Age 44 ■ Chicago, Illinois
Former Executive Vice President, Finance and Chief Financial Officer – Merisant Worldwide, Inc.
(Director since 2005) ■ Audit Committee

Robert C. Gallagher
Age 69 ■ Green Bay, Wisconsin
Former Chairman of the Board – Associated Banc-Corp.
(Director since 1992) ■ Financial Committee *(Chair)*

Kathryn M. Hasselblad-Pascale
Age 60 ■ Green Bay, Wisconsin
Managing Partner – Hasselblad Machine Company, LLP
(Director since 1987) ■ Environmental Committee *(Chair)* ■ Governance Committee

John W. Higgins
Age 61 ■ Chicago, Illinois
Chairman and Chief Executive Officer – Higgins Development Partners
(Director since 2003) ■ Environmental Committee

James L. Kemerling
Age 68 ■ Wausau, Wisconsin
President and Chief Executive Officer – Riiser Oil Company, Inc.
(Director since 1988) ■ Audit Committee ■ Financial Committee

Michael E. Lavin
Age 62 ■ Chicago, Illinois
Former Midwest Area Managing Partner – KPMG LLP
(Director since 2003) ■ Audit Committee *(Chair)*

John C. Meng
Age 63 ■ Green Bay, Wisconsin
Former Chairman of the Board – Schreiber Foods, Inc.
(Director since 2000) ■ Compensation Committee *(Chair)*

William F. Protz, Jr.
Age 63 ■ Northfield, Illinois
Former President and Chief Executive Officer – Santa's Best, LLP
(Director since 2001) ■ Audit Committee

Larry L. Weyers
Age 62 ■ Chicago, Illinois
President and Chief Executive Officer – Integrys Energy Group, Inc.
(Director since 1996)

** Age is as of December 31, 2007. Years as director take into consideration service with Integrys Energy Group or Peoples Energy Corporation.*

Management Team**

Lawrence T. Borgard
President and Chief Operating Officer – Integrys Gas Group
Age 46 ■ Years of service 23

Charles A. Cloninger
President – Minnesota Energy Resources Corporation
Age 49 ■ Years of service 26

Gary W. Erickson
President – Michigan Gas Utilities Corporation
Age 65 ■ Years of service 39

Diane L. Ford
Vice President and Corporate Controller
Age 54 ■ Years of service 32

Bradley A. Johnson
Vice President and Treasurer
Age 53 ■ Years of service 28

Thomas P. Meinz
Executive Vice President – External Affairs
Age 61 ■ Years of service 38

Phillip M. Mikulsky
Executive Vice President and Chief Development Officer
Age 59 ■ Years of service 36

Thomas A. Nardi
President – Integrys Business Support, LLC
Age 53 ■ Years of service 7

Barbara A. Nick
President – Upper Peninsula Power Company
Age 49 ■ Years of service 23

Joseph P. O'Leary
Senior Vice President and Chief Financial Officer
Age 53 ■ Years of service 6

Mark A. Radtke
President – Integrys Energy Services, Inc.
Age 46 ■ Years of service 24

Desiree Rogers
President – The Peoples Gas Light and Coke Company, and *President* – North Shore Gas Company
Age 48 ■ Years of service 10

Charles A. Schrock
President – Wisconsin Public Service Corporation
Age 54 ■ Years of service 28

Bernard J. Treml
Senior Vice President and Chief Human Resource Officer
Age 58 ■ Years of service 35

Larry L. Weyers
President and Chief Executive Officer
Age 62 ■ Years of service 22

Barth J. Wolf
Vice President – Chief Legal Officer and Secretary
Age 50 ■ Years of service 19

*** Title, age, and years of service are as of December 31, 2007. Years of service take into consideration service with Integrys Energy Group or a system company.*

Comparative Five-Year Investment Performance Graph [1]

The following graph presents a five-year comparison of:

- Integrys Energy Group's common stock cumulative total return,
- Standard & Poor's (S&P) 500 Index, and
- Edison Electric Institute (EEI) Gas and Electric Index for the last five fiscal years.

Comparison of Five-Year Cumulative Total Return[2]



300
250
200
150
100
50
DOLLARS
2002
2003
2004
2005
2006
2007
YEAR
Integrys Energy Group
S&P 500 Index
EEI Gas and Electric Index

	2002	2003	2004	2005	2006	2007
Integrys Energy Group	100	125	142	164	167	**168**
S&P 500 Index	100	129	143	150	173	**183**
EEI Gas and Electric Index	100	125	156	183	221	**257**

Assumes $100 invested on December 31, 2002, in Integrys Energy Group Common Stock, S&P 500 Index, and EEI Gas and Electric Index.

[1] This performance graph is not to be deemed to be filed with the Securities and Exchange Commission, except to the extent specifically requested by Integrys Energy Group or incorporated by reference in documents otherwise filed.

[2] Total return assumes reinvestment of dividends.

Shareholder Inquiries

Our transfer agent, American Stock Transfer & Trust Company, can be reached via telephone between 7 a.m. and 6 p.m., Central time, Monday through Thursday, or 7 a.m. and 4 p.m., Central time, Friday, by calling 800-236-1551. You also have direct access to your account 24 hours a day through the Internet at www.amstock.com.

Our Investor Relations staff is also available to assist you by calling 800-228-6888 between 8 a.m. and 4:30 p.m., Central time, Monday through Friday.

Mailing addresses and Internet addresses, along with additional telephone numbers, are listed on the back cover of this report.

Common Stock

The New York Stock Exchange is the principal market for Integrys Energy Group, Inc. common stock, which trades under the ticker symbol of TEG.



integrys
SPECIMEN

You may purchase or sell our common stock through our Stock Investment Plan described below or through brokerage firms and banks that offer brokerage services.

Common stock certificates issued before September 1, 1994, bear the name of Wisconsin Public Service Corporation and remain valid certificates. Common stock certificates issued from September 1, 1994, through February 21, 2007, bear the name of WPS Resources Corporation and remain valid certificates.

On December 31, 2007, we had 75,992,234 shares of common stock outstanding, which were owned by 35,212 holders of record.

Dividends

We have paid quarterly cash dividends on our common stock since 1953, and we expect to continue that trend subject to Board approval. Future dividends are dependent on regulatory limitations, earnings, capital requirements, cash flows, and other financial considerations.

Year Ended December 31 *(By Quarter)*

		Dividends Per Share	Price Range High	Price Range Low
2007	1st quarter	$ .583	$58.04	$52.72
	2nd quarter	.660	60.63	50.11
	3rd quarter	.660	55.25	48.10
	4th quarter	.660	54.10	50.02
		$2.563		
2006	1st quarter	$ .565	$57.75	$49.02
	2nd quarter	.565	51.60	47.39
	3rd quarter	.575	52.88	47.67
	4th quarter	.575	54.83	49.18
		$2.280		

Anticipated record and payment dates for common stock dividends to be paid in 2008 are:

Record Date	Payment Date
February 29	March 20
May 30	June 20
August 29	September 20
November 26	December 20

If you are a record holder of our common stock, you may have your dividends electronically deposited in a checking or savings account at a financial institution. If you are a record holder and your dividends are not electronically deposited, we will mail your dividend check directly to you.

If you are a record holder of our common stock and your dividend check is not received on the payment date, wait approximately ten days to allow for delays in mail delivery. Then, contact American Stock Transfer & Trust Company to request a replacement check.

Stock Investment Plan

We maintain a Stock Investment Plan for the purchase of common stock, which allows persons who are not already shareholders to become participants by making a minimum initial cash investment of $100. Our Plan enables you to maintain registration with us in your own name rather than with a broker in "street name."



integrys

The Stock Investment Plan also provides you with options for reinvesting your dividends and making optional cash purchases of common stock directly through the Plan without paying brokerage commissions, fees, or service charges. Optional cash payments of not less than $25 per payment may be made subject to a maximum of $100,000 per calendar year. An automatic investment option allows you to authorize the deduction of payments from your checking or savings account automatically once each month, on the third day of the month, by electronic means for investment in the Plan.

Cash for investment must be received by the 3rd or 18th day of the month. Investment generally commences on or about the 5th or 20th day of the month, or as soon thereafter as practicable.

The shares you hold in our Stock Investment Plan may be sold by the agent for the Plan as you direct us, or you may request a certificate for sale through a broker you select. We will accumulate sale requests from participants and, approximately every five business days, will submit a sale request to the independent broker-dealer on behalf of those participants.

Participation in the Stock Investment Plan is being offered only by means of a prospectus. If you would like a copy of the Stock Investment Plan prospectus, you may use American Stock Transfer & Trust Company's Web site at www.amstock.com, call American Stock Transfer & Trust Company at 800-236-1551, contact us by sending an e-mail to investor@integrysgroup.com, or order or download the prospectus and enrollment forms from our Web site at www.integrysgroup.com under "Investors."

Safekeeping Services

As a participant in the Stock Investment Plan, you may transfer shares of common stock registered in your name into a Plan account for safekeeping. Contact American Stock Transfer & Trust Company or our Investor Relations staff for details.

Preferred Stock of Subsidiary

The preferred stock of Wisconsin Public Service Corporation trades on over-the-counter markets. Payment and record dates for preferred stock dividends to be paid in 2008 are:

Record Date	Payment Date
January 15	February 1
April 15	May 1
July 15	August 1
October 15	November 1

Stock Transfer Agent and Registrar

Questions about transferring common or preferred stock, lost certificates, or changing the name in which certificates are registered should be directed to our transfer agent, American Stock Transfer & Trust Company, at the addresses or telephone numbers listed on the back cover.

Address Changes

If your address changes, write to American Stock Transfer & Trust Company at the address on the back of this report or use their Web site at www.amstock.com.

Availability of Information

Company financial information is available on our Web site at www.integrysgroup.com under Investors.

You may obtain, without charge, a copy of our 2007 Form 10-K, without exhibits, as filed with the Securities and Exchange Commission, by contacting the Corporate Secretary at the corporate office mailing address listed on the back cover, or by using our Web site.

Internet

Visit our Web site at www.integrysgroup.com to find a wealth of information about our company and its subsidiaries.



The site will give you instant access to Annual Reports, SEC filings, proxy statements, financial news, presentations, news releases, corporate governance, career opportunities, and much more. You may also download a copy of the prospectus for the Stock Investment Plan and the associated forms for participation in the Plan.

The site is updated regularly, so visit it often.

Annual Shareholders' Meeting

Our Annual Shareholders' Meeting will be held on Thursday, May 15, 2008, at 10 a.m. Central daylight time at the Chase Auditorium in the Chase Tower, 10 South Dearborn, Chicago, Illinois.

Proxy statements for our May 15, 2008, Annual Shareholders' Meeting were mailed to shareholders of record on April 4, 2008.

Annual Report

If you or another member of your household receives more than one Annual Report because of differences in the registration of your accounts, please contact American Stock Transfer & Trust Company so account mailing instructions can be modified accordingly.

This Annual Report is prepared primarily for the information of our shareholders and is not given in connection with the sale of any security or offer to sell or buy any security.

Corporate Governance Information

Corporate governance information, including our Corporate Governance Guidelines, our Code of Conduct, charters for the committees of our Board of Directors, By-Laws, and Articles of Incorporation, is available on our Web site at www.integrysgroup.com under "Investors." You may also obtain the information by written request to the Corporate Secretary at the mailing address for the corporate office indicated on the back cover of this report.

Certifications

We have filed as exhibits to our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, the certifications of our Chief Executive Officer and Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act. We also submitted to the New York Stock Exchange during 2007 the Annual CEO Certification required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.

Investor Relations
Integrys Energy Group, Inc.
700 North Adams Street
Green Bay, WI 54301
Mailing Address:
Integrys Energy Group, Inc.
P. O. Box 19001
Green Bay, WI 54307-9001
Telephone: 800-228-6888
Fax: 920-433-1526
E-Mail: investor@integrysgroup.com

Financial Analyst Inquiries
Steven P. Eschbach, CFA
Vice President – Investor Relations
Integrys Energy Group, Inc.
130 East Randolph Drive
Chicago, IL 60601
Telephone: 312-228-5408

TEG LISTED NYSE.

Stock Exchange Listing
New York Stock Exchange
Ticker Symbol: TEG
Listing Abbreviation: IntegrysEngy

Transfer Agent and Registrar
For General Information:
American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
Web Site: www.amstock.com
E-Mail: info@amstock.com
Telephone: 800-236-1551 (toll free), 718-921-8124 (international)
Fax: 718-236-2641

For Dividend Reinvestment and Direct Stock Purchase
American Stock Transfer & Trust Company
Wall Street Station
P. O. Box 922
New York, NY 10269-0560
Telephone: 800-236-1551 (toll free)

WISCONSIN UTILITY INVESTORS, INC.
With over 16,000 members, Wisconsin Utility Investors, Inc. (WUI) is an independent, non-profit organization representing the collective voices of all shareholders in Wisconsin utilities. It monitors and evaluates industry issues and trends and is a resource for its members, regulators, and the public. WUI can be reached by calling 608-663-5813 or by e-mail at contact@wuiinc.org.

MINNESOTA UTILITY INVESTORS, INC.
Minnesota Utility Investors, Inc. (MUI) is an independent, non-profit organization representing the collective voices of nearly 27,000 shareholders in electric and gas utilities operating in Minnesota. For more information, MUI can be reached by calling toll-free 888-850-5171 or by e-mail at mui@mnutilityinvestors.org.

EQUAL EMPLOYMENT OPPORTUNITY
Integrys Energy Group, Inc. is committed to equal employment opportunity for all qualified individuals without regard to race, color, religion, sex, national origin, age, sexual orientation, disability, disabled veterans, recently separated veterans, other protected veterans, and armed forces service medal veterans, or any other protected class. To this end, we support and will cooperate fully with all applicable laws, regulations, and executive orders in all of our employment policies, practices, and decisions.

Printed on paper that contains 10% total recovered fiber/all post-consumer fiber.

Subjects in photos were not placed in unsafe conditions for the production of this Annual Report.

integrys™

Corporate Office
130 East Randolph Drive, Chicago, IL 60601 **Telephone:** 312-228-5400 **Web Site:** www.integrysgroup.com

END